       As filed with the Securities and Exchange Commission on November 12, 1999
                                                      Registration No. 333-90101

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         PRECEPT BUSINESS SERVICES, INC.
             (Exact name of registrant as specified in its charter)

            TEXAS                           7389                         75-2487353
(State or Other Jurisdiction of    (Primary Standard Industrial      (I.R.S. Employer
Incorporation or Organization)     Classification Code Number)      Identification No.)

                                                                 WILLIAM W. SOLOMON, JR.
       PRECEPT BUSINESS SERVICES, INC.                       PRECEPT BUSINESS SERVICES, INC.
     1909 WOODALL RODGERS FRWY. SUITE 500                  1909 WOODALL RODGERS FRWY. SUITE 500
             DALLAS, TEXAS 75201                                     DALLAS, TEXAS 75201
               (214) 754-6600                                          (214) 754-6600
 (Address and telephone of registrant's principal     (Address and telephone of registrant's principal
                executive offices)                                      executive offices)

                                 COPIES OF COMMUNICATIONS TO:

                                    CHARLES D. MAGUIRE, JR.
                                     JACKSON WALKER L.L.P.
                                  901 MAIN STREET, SUITE 6000
                                    DALLAS, TEXAS 75202-3797
                                   TELEPHONE: (214) 953-6000
                                   TELECOPIER: (214) 953-5822

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: [ ]


                         CALCULATION OF ADDITIONAL REGISTRATION FEE

=========================================================================================================
                                                          PROPOSED      PROPOSED MAXIMUM
            TITLE OF EACH                                 MAXIMUM          AGGREGATE          AMOUNT OF
         CLASS OF SECURITIES          AMOUNT TO BE     OFFERING PRICE       OFFERING         REGISTRATION
          TO BE REGISTERED             REGISTERED       PER SHARE(1)        PRICE(1)             FEE
---------------------------------------------------------------------------------------------------------
Class A
Common Stock,
$0.01 par value.....................    176,995            $3.67          $649,571.65          $180.58
=========================================================================================================

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended, solely for the purpose of determining the amount of the registration fee.

                           --------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 10, 1999

                                   PROSPECTUS

                                1,748,384 SHARES

                         PRECEPT BUSINESS SERVICES, INC.

                              CLASS A COMMON STOCK

                             ----------------------

         Certain of our shareholders listed under "Principal and Selling Shareholders" on pages 40-41, below, are offering and selling up to 1,348,384 shares of our Class A Common Stock under this Prospectus. The selling shareholders acquired the shares in connection with certain of our recent acquisitions.

         Some or all of the selling shareholders expect to sell their shares. The selling shareholders may offer their shares through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from the sale of shares by the selling shareholders. The selling shareholders will pay any selling commissions from the sales, and we will pay all other registration expenses relating to the offer and sale of the stock.

         In addition, this Prospectus covers the issuance of up to 400,000 shares, which we may issue from time to time to satisfy contingent issuance obligations arising from acquisitions that we have completed over the last two years. The parties to whom such shares will be issued will be identified in a prospectus supplement to be filed upon share issuance.


         Our Class A Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "PBSI". On November 8, 1999, the closing sale price of the Class A Common Stock was $3.88 per share.

                             ----------------------

         INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISK. BEFORE YOU INVEST, YOU SHOULD CONSIDER CAREFULLY THE "RISK FACTORS" ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE CLASS A COMMON STOCK OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this Prospectus is November __, 1999.

The information in this Prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

                                TABLE OF CONTENTS

Where You Can Find More Information..........................................................2
Prospectus Summary...........................................................................3
Risk Factors.................................................................................6
Use of Proceeds.............................................................................12
Dividend Policy ............................................................................12
Recent Sales of Unregistered Securities.....................................................12
Price Range of Common Stock.................................................................12
Selected Consolidated Financial Data........................................................14
Management's Discussion and Analysis of Financial Condition and Results of Operations.......16
Business....................................................................................25
Management..................................................................................32
Certain Relationships and Related Transactions..............................................38
Principal and Selling Shareholders .........................................................40
Description of Securities...................................................................43
Shares Eligible for Future Sale.............................................................48
Plan of Distribution........................................................................49
Legal Matters...............................................................................49
Experts.....................................................................................49
Index to Financial Statements..............................................................F-1

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational reporting requirements of the Exchange Act and in accordance therewith, we file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any documents we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Additionally, the SEC maintains a Website at http://www.sec.gov where certain information regarding issuers, including Precept, may be found.

         This Prospectus is part of a Registration Statement that we filed with the SEC. This Prospectus does not contain all the information set forth in the Registration Statement, such as certain exhibits and schedules. You can get a copy of the Registration Statement from the SEC at the address listed above or from its Website.

         NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PRECEPT OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL OR TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

                               PROSPECTUS SUMMARY

         THE FOLLOWING IS ONLY A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND IS NOT COMPLETE. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, CONTAINED ELSEWHERE IN THIS PROSPECTUS. THE TERM "PRECEPT" REFERS TO PRECEPT BUSINESS SERVICES, INC. AND ITS WHOLLY OWNED SUBSIDIARIES. ALL SHARE NUMBERS REFLECT A 1 FOR 7 REVERSE STOCK SPLIT EFFECTED ON DECEMBER 4, 1998. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS" ON PAGE 6, BELOW.

                                   THE COMPANY

         Precept is an independent distributor offering single source solutions for automated document management services, inventory control and order processing via the internet, as well as many other E-commerce services, while providing top quality custom and stock business products to companies of all sizes throughout the United States. We also operate various corporate transportation services companies focusing on chauffeured town car and limousine services. We were founded in 1988 as a regional business products distributor in Dallas, Texas, and since that time have grown, both internally and through acquisitions, to 55 locations throughout the United States. Business products we distribute include custom business forms, commercial printing/graphic arts, electronic forms, custom stock labels, computer supplies, envelopes and advertising specialty products. We provide comprehensive information solutions for our customers' business products, inventory control and document management needs. In addition, we provide electronic forms capabilities and integration of our customers' accounting operations to streamline information flow and reduce overall operating costs. Our business strategy is (1) to act as a premier sole source "corporate outsourcer" providing a broad array of business products to our customers while reducing overall procurement costs and providing a high level of customer service, (2) to continue to expand the transportation operations, emphasizing executive town car and limousine chauffeured services, particularly in the tri-state New York area and the Northeastern United States, and pursue selected acquisition opportunities focusing on the 30 to 40 largest population centers in the United States, and (3) to continue our expansion through strategic acquisitions and internal growth.

         Our goal in the business products and document management business has been to acquire or establish centrally managed networks of regional offices and warehouses in major metropolitan markets throughout the United States. As a result, we have completed 21 acquisitions of these regional business products distributors since inception. Once a regional office/warehouse is acquired or established, we seek to leverage our distribution capabilities by acquiring smaller companies or opening satellite sales offices in the surrounding areas. We also seek to increase the sales and profitability of our acquired companies by integrating our business strategy and through elimination of redundant operating expenses. We plan to continue to actively pursue this consolidation strategy within the business products distribution and document management industries.

         We believe that the acquisition and operational experience of our management team provides us with the ability to execute upon the growth component of our business strategy. In our fifth year of existence, we were recognized as the largest independent business products distributor by a national business products magazine and are currently one of the top three independent distributors in the United States. Our management team brings extensive experience in the acquisition and integration of businesses. We believe we can and will become the "preferred acquiror" in the business products distribution and document management industries.

         The business products industry is large and fragmented. We believe that opportunities exist to strategically acquire participants in the industry and that our principal competitors are direct manufacturers and independent distributors of business products. We also believe that the market for the business products we distribute is in excess of $20 billion annually with the top 100 independent distributors representing $1.6 billion annually, or 8.0% of the total market. We believe independent distributors' market share will continue to grow in the future as more target customers make the decision to outsource the distribution of their business products and document management needs.

         We believe that similar strategic acquisition possibilities exist in the corporate transportation services industry. We believe that the chauffeured vehicle service industry, in particular, presents an attractive opportunity for strategic acquisitions. In 1998, the chauffeured vehicle service business accounted for approximately $4.0 billion in revenues to at least 3,000 companies throughout the United States. We believe that no one company currently represents more than 2% of the overall market.

         Precept was incorporated under the laws of the State of Texas in May 1993. We previously operated under the name "Precept Investors, Inc." which name was changed to "Precept Business Services, Inc." on February 6, 1998. We became a publicly-owned company on March 20, 1998, when we completed the acquisition of substantially all of the operations of U.S. Transportation Systems, Inc. ("USTS"). Our principal corporate offices are located at 1909 Woodall Rodgers Frwy, Suite 500, Dallas, Texas 75201, and our telephone number at that address is (214) 754-6600.

RECENT DEVELOPMENTS

         In March 1998, we acquired nearly all of the assets of USTS and listed our Class A Common Stock and warrants to purchase Class A Common Stock on the Nasdaq SmallCap Market. As part of the acquisition of USTS, we issued 1,373,214 shares of Class A Common Stock to USTS and assumed 259,286 warrants held by former shareholders of USTS. In April 1998, USTS distributed the shares of Class A Common Stock to USTS' shareholders.

         On June 1, 1998, we sold our 75% interest in the common stock of U.S. Trucking, Inc., a long-haul trucking business, which we acquired from USTS in March of the same year. We have also completed the following recent acquisitions: (1) on April 13, 1998, we acquired all of the issued and outstanding stock of InfoGraphix, Inc., a Boston-based business products and service provider and document management service distributor, (2) on June 19, 1998, we acquired all of the issued and outstanding stock of MBF Corporation, a Louisiana-based provider of printed products, distribution services and information solutions, (3) on September 4, 1998, we acquired, through a merger, Creative, a New England-based provider of printed business forms, distribution services and information solutions, (4) on September 18, 1998, we acquired through a merger Southern Systems Business Forms & Data Supply, Inc., a South Carolina-based provider of printed products, distribution services and information solutions, (5) on October 1, 1998, we acquired through a merger Garden State Leasing & Rent-A-Car Corporation, a New Jersey-based provider of corporate transportation services, (6) on May 13, 1999, we acquired through mergers Ambassador Limousine Services, Inc. and Ambassador Transportation Services, Inc., both Connecticut corporations, and we acquired the assets of Ambassador Executive Coaches, L.L.C., a Connecticut limited liability company, and (7) on September 20, 1999, we acquired the common stock of Computer Forms & Products, Inc. ("CF&P") a business products distribution company located in North Carolina. In 1999, we also acquired two additional business products companies and two additional transportation services companies.

         On March 22, 1999, we entered into a Revolving Line of Credit Agreement with Bank One, Texas, N.A. which provides us up to $40 million for borrowing to be used for acquisitions, working capital and general corporate purposes.

         In the third quarter of fiscal 1999, we recorded goodwill write-down and other non-recurring charges totaling $14.3 million relating to events which occurred during that quarter.

         In April 1999, David Neely, our former Chairman and Chief Executive Officer, resigned from his position as an officer and director.

         On December 4, 1998, we effected a 1 for 7 reverse stock split of our Class A Common Stock. Our Class A Common Stock is traded through the Nasdaq SmallCap Market.

                                  THE OFFERING


Class A Common Stock offered..............................  1,748,384 shares
Class A Common Stock outstanding as of November 8, 1999...  9,161,753 shares
Nasdaq SmallCap Market symbol.............................  PBSI


                                  RISK FACTORS

         The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 6, below.

                      SUMMARY FINANCIAL AND OPERATING DATA

         The following table presents summary financial and operating information from continuing operations as of and for each of the five years in the period ended June 30, 1999. This financial information is significantly affected by the businesses acquired by Precept for each of the periods presented. The historical financial statements of Precept for all periods presented have been restated to combine the financial statements of two businesses acquired in 1998 that have been accounted for following the pooling of interests method. The amounts presented below are in thousands, except per share data.

                                                          FISCAL YEAR ENDED JUNE 30,
                                     ---------------------------------------------------------------
                                         1999         1998        1997         1996         1995
                                     -----------   ----------   ----------   ----------    ---------
Statement of Operations data:
  Total revenue....................  $   164,099   $  122,992   $  115,963   $  111,304    $  93,397
  Total operating expenses.........      170,444      119,080      113,361      109,452       90,665
                                     -----------   ----------   ----------   ----------    ---------
  Operating income (loss)..........       (6,345)       3,912        2,602        1,852        2,732
  Interest and other expense               2,565        1,936          618          929          357
  Income tax provision (benefit)...         (633)         790          828           16          356
                                     -----------   ----------   ----------   ----------    ---------
  Net income (loss)................  $    (8,277)  $    1,186   $    1,156   $      907    $   2,019
                                     ===========   ==========   ==========   ==========    =========
  Net income (loss) per share:
    Basic..........................  $     (0.98)  $     0.18   $     0.19   $     0.15    $    0.33
    Diluted........................  $     (0.98)  $     0.18   $     0.19   $     0.15    $    0.33
  Weighted average shares:
    Basic..........................        8,462        6,480        6,089        6,071        6,116
    Diluted........................        8,462        6,599        6,089        6,071        6,116

                                                                AS OF JUNE 30,
                                     ---------------------------------------------------------------
                                         1999         1998        1997         1996         1995
                                     -----------   ----------   ----------   ----------    ---------
Balance sheet data:
  Trade accounts receivable........  $    19,792   $   15,595   $   14,235   $   15,089    $  13,115
  Inventory........................        4,815        5,133        3,225        2,621        3,062
  Working capital..................        9,648       13,837       13,394       15,288       14,583
  Property and equipment, net......       11,009        5,751        3,549        2,427        1,961
  Intangible assets, net...........       43,368       19,558        5,040        4,774        2,290
  Total assets.....................       86,143       56,487       37,292       39,740       31,745
  Long-term debt...................       37,138       20,085        7,821        5,397        1,128
  Shareholders' equity.............       28,928       22,002       16,102       19,059       18,846

     ---------------------

                                  RISK FACTORS

         AN INVESTMENT IN THE CLASS A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS BEFORE PURCHASING ANY OF THE SHARES OF CLASS A COMMON STOCK. FURTHER, THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, GOALS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. YOU ARE CAUTIONED THAT, WHILE THE FORWARD-LOOKING STATEMENTS REFLECT OUR GOOD FAITH BELIEFS, THEY ARE NOT GUARANTEES OF FUTURE PERFORMANCE, AND INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. YOU SHOULD NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENT. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. SOME OF THE FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THE RISK FACTORS DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD SUFFER AND THE TRADING PRICE OF OUR CLASS A COMMON STOCK MAY DECLINE.

          COMPETITION FOR ACQUISITIONS MAY IMPEDE OUR BUSINESS STRATEGY

         We believe that the fragmentation of our industries and the past consolidation trend has intensified competition for acquisition targets. This results in fewer acquisition targets and increased acquisition expectations by potential targets. Thus, it will be more difficult to purchase acquisition targets at reasonable prices or at all. Because our success is based on our ability to grow quickly, and we intend to grow primarily through acquisitions, this competition could negatively affect our profitability. Furthermore, increased acquisitions in the industry will make it more difficult to maintain and internally grow our customer base due to a reduced available market share.

         Since 1991, we have completed the acquisition of 37 businesses. Since the end of our 1999 fiscal year, we have completed the acquisition of one business products distributor and one transportation services company. We have continued to actively negotiate to acquire additional businesses that offer business products distribution and transportation services. However, there can be no assurance that future acquisitions will occur at the same pace or be available to us on favorable terms, or at all. Also, there can be no assurance that we will complete acquisitions in a manner that coincides with the end of our fiscal quarters. The failure to complete acquisitions on a timely basis could have a material adverse effect on our ability to meet our quarterly projected results and the projected results estimated by investors and analysts. Likewise, delays in implementing planned integration strategies and activities could also affect our quarterly earnings.

         Furthermore, the volatility of our stock price may impede our ability to complete acquisitions. For example, if we are unable to use our Class A Common Stock as consideration in acquisitions because we believe that the market price of such stock is too low or because the acquisition targets conclude that the market price of such stock is too volatile, we would need to use cash and/or notes to make acquisitions. In that case, we would be unable to account for such acquisitions under the pooling-of-interest method of accounting (which is available only for all-stock acquisitions). This condition and the unavailability of cash or debt financing might adversely affect the pace of our acquisition program and the impact of acquisitions on our quarterly results.

IF WE FAIL TO INTEGRATE OUR ACQUISITIONS SUCCESSFULLY, OUR RESULTS OF OPERATIONS WILL SUFFER; WE WILL HAVE A LIMITED COMBINED OPERATING HISTORY

         One of our business strategies, to grow through acquisitions of existing business products distributors and transportation service companies, involves numerous risks, including, among others, the following:

         - the difficulty of assimilating the acquired operations and personnel;

         -        the potential disruption of our ongoing business;

         - the potential inability of management to successfully incorporate acquired products and services into our product and service offerings and to maintain uniform standards, controls, procedures and policies;

         - the risks of entering markets in which we have little or no direct prior experience;

         - the potential impairment of relationships with employees and customers as a result of changes in management;

         - the risk that critical members of the sales force of the acquired operations leave and become competitors of our ongoing business; and

         - the risk that our management and financial controls, personnel, computer systems and other corporate support systems will not be adequate to manage the increase in the size and scope of increased operations.

         We may not be successful in overcoming these risks or any other problems encountered in connection with future acquisitions. In addition, any such transaction could negatively affect our operating results due to dilutive issuances of equity securities, the incurrence of additional debt and the amortization of expenses related to goodwill and other intangible assets, if any.

         Since our inception, we have acquired 37 companies and continue to execute our acquisition strategy. In most cases, the managers of the acquired companies have continued to operate their companies after being acquired. We have integrated the businesses acquired prior to September 1998; however, there can be no assurance that we will be able to integrate all of the companies acquired since September 1998 within our operations without substantial costs, delays or other problems. In addition, our executive management group may not be able to continue to oversee and effectively implement our operating or growth strategies in each of the markets we serve. Finally, the rapid pace of acquisitions may adversely affect our continuing efforts to integrate and manage those acquisitions profitably.

WE HAVE EXPERIENCED SIGNIFICANT GOODWILL WRITE-DOWNS

         In the third quarter of fiscal 1999, we recorded goodwill write-downs and other non-recurring charges totaling $14.3 million relating to acquisitions and other events which occurred during that quarter. For example, a customer's nonrenewal of its contract with us and the departure of substantially all of the management and sales force of a company we acquired necessitated a write-down of the goodwill associated with those acquisitions. Although management does not expect further write-downs, it is possible that they may occur in connection with future acquisitions or other events.

RISKS RELATED TO EXPANSION INTO NEW PRODUCT AND SERVICE AREAS, PARTICULARLY BY ACQUISITIONS

         Our ability to manage an aggressive acquisition program in our industries has not yet been fully tested. We have increased the range of products and services we offer through acquisitions of companies offering products and services that are complementary to ours. Our efforts to sell additional products and services to existing customers are ongoing and there can be no assurance that such efforts will be successful.

         In addition, there can be no assurance that companies that have been acquired or that may be acquired in the future will achieve sales and profitability levels that justify the purchase prices paid by us. Acquisitions may involve a number of special risks that could have a material adverse effect on our operations and financial performance, including (1) adverse short-term effects on our reported operating results, (2) diversion of management's attention, (3) difficulties with the retention, hiring and training of key personnel, particularly sales personnel, (4) risks associated with unanticipated problems or legal liabilities and (5) amortization of acquired intangible assets. Finally, although we conduct due diligence and generally receive representations, warranties and indemnification from the former owners of acquired companies, there can be no assurance that such owners will have accurately represented the financial and operating conditions of their companies. If an acquired company's financial or operating results were misrepresented, the acquisition could have a material adverse effect on our results of operations and financial condition.

INTENSE COMPETITION AND INDUSTRY CONSOLIDATION MAY RESULT IN REDUCED REVENUES AND PROFITABILITY

         We operate in a highly competitive environment. In our markets, we generally compete with numerous larger and smaller companies offering business products and transportation services, many of which are well established in their markets. In addition, in the business products distribution markets, we compete with several national retail office products companies and national contract stationers. Many of these competitors possess greater financial, personnel and other resources than we have. Most, if not all, of our large competitors operate in many of our geographic and product markets. In addition, other competitors may choose to enter our geographic and product markets. As a result of this competition, we may lose customers or have difficulty acquiring new customers. As a result of competitive pressures on the pricing of products, our revenues or margins may decline.

         We also face significant competition to acquire additional businesses as the business products industry undergoes continuing consolidation. Significant competition exists, or is expected to develop, in the other markets that we serve or are planning to enter as consolidation occurs (or accelerates) in those markets. We believe that our major competitors are actively pursuing acquisitions in the United States and outside of the United States. Many of these entities are well established and have extensive experience in effecting business combinations. These companies, or other large companies, may compete with us for acquisitions in our markets. Such competition could lead to higher prices being paid for acquired companies.

         In response to industry and market changes, including industry consolidation and the continued volatility in the market price of stock of companies in our industries, we consider, from time to time, additional strategies to enhance shareholder value in light of such changes. These include, among others, strategic alliances and joint ventures, spin-offs, purchase, sale or merger transactions with other large companies, recapitalizations and other similar transactions. There can be no assurance that any one of these strategies will be undertaken, or that, if undertaken, any such strategy will be successfully completed.

CONSIDERATION PAID FOR ACQUISITIONS MAY EXCEED ASSET VALUE

         The purchase price of our acquisitions to date has not been established by independent appraisals, but generally has been determined through arms-length negotiations between our management and representatives of the acquired companies. The consideration paid for each acquisition has been based primarily on the value of such company as a going concern rather than the value of the acquired assets. Valuation of these companies determined solely by appraisals of the acquired assets would have been less than the consideration paid for the companies. No assurance can be given that the future performance of such companies will be commensurate with the consideration paid. Moreover, we have incurred and expect to continue to incur significant amortization charges resulting from consideration paid in excess of the fair value of the net assets of the companies acquired in business combinations accounted for under the purchase method of accounting. We may continue to make acquisitions in this manner in the future.

OUR FINANCING MAY NOT BE SUFFICIENT TO CONTINUE OUR ACQUISITION STRATEGY

         We expect to continue to finance acquisitions by using cash as well as shares of Class A Common Stock. In addition, we expect that future acquisitions may require a higher percentage of cash as total consideration. In certain circumstances, we may be unable to use stock for consideration for acquisitions. If we do not have sufficient cash resources or available debt financing to pay the cash consideration for acquisitions, we may be unable to continue the current pace of our aggressive acquisition program. As a result, our business may not produce the level of profitability we hope to achieve and the price of our Class A Common Stock may drop.

         Assuming that the current pace of our acquisitions continues, we will need debt or equity financing. We may not be able to obtain such financing if and when it is needed or such financing may not be available on acceptable terms. We have a revolving line of credit agreement with our lenders, Bank One and Wells Fargo Bank, which provides us with up to $40 million available for borrowing. The amount available to be borrowed under the credit facility will vary from time to time depending upon the level of our consolidated earnings before interest, taxes, depreciation and amortization on a pro forma basis reflecting completed acquisitions, our total indebtedness and related interest expense. As of October 15, 1999, we had approximately $38.0 million outstanding under the credit facility at an average annual interest rate of approximately 8.2% and $2.0 million available.

FUTURE RAPID GROWTH MAY STRAIN OUR RESOURCES

         For our business to grow rapidly, we must have an effective planning and management process. Otherwise, we may not successfully implement our expansion program in whole or in part. Our growth will place a significant strain on our managerial, operational and financial resources. To manage this growth effectively, we must further improve our operational, financial and management information systems and continue to identify, attract, train, integrate and retain qualified personnel. These demands may require the addition of new management personnel and the development of additional expertise by existing management. In particular, the successful integration of acquired businesses and the implementation of an expansion strategy will require (1) close monitoring of quality of service, (2) identification and acquisition of physical sites, (3) acquisition and installation of equipment and facilities, (4) implementation of marketing efforts in new as well as existing markets, (5) employment of qualified personnel for such sites and (6) expansion of our managerial, operational and financial resources. Our resources, including our management personnel, operational and management information systems and financial systems, may not be sufficient to manage the growth in our business.

WE ARE DEPENDENT UPON THE IMPLEMENTATION AND OPERATION OF CERTAIN SYSTEMS

         Any failure of our computerized inventory management and order processing systems and warehouse management and distribution systems would cause our operations to suffer. Any failure of our primary software and management information system, Prelude's Automated Distribution System, may cause our revenues to decrease. Additionally, we may experience delays, complications or expenses in integrating and operating our systems for our recently acquired subsidiaries and future operations, any of which could have a material adverse effect on our results of operations and financial condition.

WE HAVE QUARTERLY FLUCTUATIONS IN OUR OPERATING RESULTS

         Our business is subject to seasonal influences, generally during the first and second quarters of each fiscal year. Our historical revenues and profits have been lower in the first quarter of our fiscal year, primarily due to the lower level of business activity during the summer months. As our mix of business evolves through future acquisitions, these seasonal fluctuations may continue.

         Quarterly results may also be materially affected by numerous factors, including (1) the timing of acquisitions, (2) the timing and magnitude of costs related to such acquisitions, (3) variations in the prices paid by us for the products we sell, (4) the mix of products sold, (5) general economic conditions and (6) the retroactive restatements in accordance with generally accepted accounting principles of our consolidated financial statements for acquisitions accounted for under the pooling-of-interests method. Moreover, the operating margins of companies we acquire may differ substantially from ours, which could contribute to the further fluctuation in our quarterly operating results. Therefore, results for any one quarter are not necessarily indicative of the results that we may achieve for any subsequent fiscal quarter or for a full fiscal year. However, fluctuations in quarterly operating results may have a material adverse effect on the market price of our Class A Common Stock.

OUR CLASS A COMMON STOCK MAY BE DIFFICULT TO RESELL AND YOU MAY NOT BE ABLE TO RESELL SHARES FOR MORE THAN YOU PAID

         The market price of the Class A Common Stock is subject to significant fluctuations. You may not be able to resell your shares at or above the price you pay for them due to a number of factors, including:

         -        actual or anticipated fluctuations in our operating results;

         - changes in expectations as to our future financial performance or changes in financial estimates of securities analysts;

         -        announcements by us or our existing or future competitors;

         - conditions and trends in the business products or transportation services industries;

         -        adoption of new accounting standards affecting our industries;

         -        departures of management or key personnel;

         - the operating and stock price performance of other comparable companies; or

         -        general market conditions.

         The stock market has recently experienced and may continue to experience extreme price and volume fluctuations that often are unrelated or disproportionate to the operating performance of any specific company. If these broad market fluctuations continue, this may adversely affect the trading price of the Class A Common Stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has often been instituted against the issuing company. We cannot be certain that such litigation will not occur in the future with respect to us. Such litigation could result in substantial costs and would at a minimum divert management's attention and resources. Any adverse determination in such litigation could also subject us to significant liabilities.

IF WE CANNOT ATTRACT OR RETAIN MANAGEMENT, OUR BUSINESS WILL SUFFER

         Our success is dependent upon the services of our executive officers. We do not carry key man insurance on these officers. We may not be able to locate and retain qualified persons to replace any member of management or to expand our current management if necessary. In addition, our operations are located in diverse geographical locations throughout the United States, further taxing the members of our management team. The prolonged unavailability of any current member of senior management, whether as a result of death, disability or otherwise, could have an adverse effect upon our business. In April 1999, David Neely, our former Chairman and Chief Executive Officer, resigned. Darwin Deason has assumed the role of Chairman, but the position of Chief Executive Officer has not been filled. Doug Deason, President and Chief Operating Officer, has assumed the role of Acting Chief Executive Officer.

CONTROL BY MANAGEMENT AND SHAREHOLDERS

         Our officers and directors beneficially own approximately 32% of the outstanding shares of the Class A Common Stock and all of the Class B Common Stock and control approximately 55% of the voting power of such Common Stock. By virtue of his Class B ownership and proxies with our chief operating officer and former chief executive officer, Darwin Deason, our majority shareholder, effectively controls the outcome of matters submitted to a vote of shareholders and, indirectly, controls all major decisions reached by our Board of Directors and officers.

A STRIKE BY UNIONIZED EMPLOYEES COULD AFFECT OUR PROFITABILITY

         A small number of our employees are members of labor unions. If unionized employees were to engage in a strike or other work stoppage, or if other employees were to become unionized, we could experience a disruption of operations or higher labor costs. This could have a material adverse effect on operations.

PROBLEMS RELATED TO THE YEAR 2000 ISSUE COULD ADVERSELY AFFECT OUR ABILITY TO PROVIDE SERVICES

         The Year 2000 issue could result in system failures or miscalculations, causing disruptions of operations, including a temporary inability to process transactions, send invoices or engage in similar business activities. For further information on our efforts to handle the Year 2000 issue, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issue."

SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY LOWER OUR STOCK PRICE AND IMPAIR OUR ABILITY TO RAISE FUNDS IN FUTURE OFFERINGS

         If our shareholders sell substantial amounts of our Class A Common Stock in the public market, the market price of such stock could fall. The price of our Class A Common Stock could also drop as a result of the exercise of options for Common Stock or the perception that such sales or exercise of options could occur. These factors also could make it more difficult for us to raise funds through future offerings of Class A Common Stock.

         As of November 8, 1999, there were 9,161,753 shares of Class A Common Stock outstanding. In addition, as of October 7, 1999 we had outstanding warrants and options to purchase 535,562 shares of Class A Common Stock. The resale of up to approximately 1,348,384 of the 9,161,753 outstanding shares are registered pursuant to this registration statement filed with the Securities and Exchange Commission. We believe that the remaining shares outstanding are freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for any shares held by our "affiliates," as defined in Rule 144 under the Securities Act.

         The holders of approximately 976,000 outstanding shares have certain rights to have shares registered under the Securities Act pursuant to the terms of agreements between such holders and us. The resale of 541,342 of those 976,000 shares are registered by this registration statement. We believe that the remaining shares are freely tradeable, subject in certain cases to the restrictions of Rule 144. In addition, we have filed a registration statement on Form S-8 to register a total of 903,557 shares of Class A Common Stock, which is all shares reserved for issuance under our 1998 Stock Incentive Plan, as well as shares underlying certain options granted under a prior stock option plan.

ADDITIONAL SHARES REGISTERED FOR USE IN FUTURE ACQUISITIONS MAY RESULT IN
DILUTION

         This registration statement covers the issuance of 400,000 shares of Class A Common Stock from time to time in the future, in one or more business combination transactions. We anticipate issuing some or all of such shares in one or more acquisitions in the future. We may also file additional registration statements in the future covering the issuance of additional shares for acquisitions or other purposes. The use of shares of Class A Common Stock for a portion or all of the consideration to be paid in future acquisitions could result in dilution to the holders of the outstanding Class A Common Stock.

ANTI-TAKEOVER EFFECT OF ARTICLES OF INCORPORATION AND BYLAWS AND OTHER SHAREHOLDER PROTECTION MECHANISMS

         Certain provisions of our Articles and Bylaws may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider being in such shareholder's best interest. This includes attempts that might result in a premium over the market price for the Class A Common Stock. In this regard, our Articles provide that the removal of any director or directors, with or without cause, requires the affirmative vote of at least 80% of the combined voting stock. This provision would restrict the ability of a party to gain control of our Board by acquiring a majority of our voting stock, removing all of the directors and then replacing them with the directors seeking to benefit such party. Additionally, our Bylaws provide that the number of directors shall be fixed, from time to time, by resolution of the Board. Currently, our Board is divided into three classes of directors that are elected for staggered three-year terms. Thus, in any given year, only a portion of our directors would be eligible for election, thereby eliminating the ability of a hostile party to gain control of our Board in a single proxy contest. This makes any unsolicited takeover attempt (including an attempt that may be in our shareholders' best interest) more expensive and more difficult. Our Bylaws provide for advance notice procedures with respect to the submission by shareholders of proposals to be acted on at shareholder meetings and of nominations of candidates for election as directors. The establishment of such procedures removes any ambiguity with respect to how matters can be so submitted by shareholders. Further, our Articles permit the Board to establish by resolution one or more series of preferred stock and to establish the powers, designations, preferences and relative, participating, optional, or other special rights of each series of preferred stock. The preferred stock could be issued on terms that are unfavorable to the holders of Class A Common Stock or that could make a takeover or change in control more difficult. Further, we have instituted a shareholder rights plan, which plan may have the effect of discouraging an unsolicited takeover proposal. Moreover, we are subject to the Texas Business Combination Law, which places restrictions on certain business combinations with certain shareholders that could render a change in control more difficult. The Articles and Bylaws, together with the provision of shareholder rights plan and Texas law, may have the effect of discouraging a future takeover attempt by a third party that is not approved by the Board and rendering the removal of the incumbent management more difficult.

USTS RELATED LITIGATION

         Although we have not been named a party to any significant litigation involving USTS, its former shareholders or its former officers, we believe that there is a risk that existing and future claims and litigation involving former USTS shareholders, officers or business operations may arise in the future to which we may be a party. We would vigorously defend any such action; however, there can be no assurance that we will succeed in such efforts without incurring damages, settlement costs or legal fees.

DISCLOSURE ABOUT MARKET RISK

         The principal market risk (i.e. the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed is interest rates on its debt. At November 8, 1999, we had $38.0 million of debt outstanding under our revolving line of credit which provides for interest to be charged at the prime rate or at a LIBOR rate plus a margin of 2.75%. Based on that level of outstanding revolving line of credit, a 1.0% change in interest rate would result in a $0.4 million annual change in interest expense. The remainder of our debt is at fixed interest rates that are not subject to changes in interest rates. We do not own nor are we obligated for other significant debt or equity securities that would be affected by fluctuations in market risk.

         The Company does not hold or issue derivative financial instruments for speculation or trading purposes.

                                 USE OF PROCEEDS

         All net proceeds from the sale of 1,348,384 shares of Class A Common Stock offered by the selling shareholders will go to the selling shareholders. Accordingly, we will not receive any of the proceeds from the sale of shares of Class A Common Stock offered by the selling shareholders.

         To the extent that we issue shares to satisfy contingent obligations which may arise from prior acquisitions, we will not receive any cash proceeds.

                                 DIVIDEND POLICY

         We have not declared or paid any cash or other dividends on our common stock and do not expect to pay any cash dividends for the foreseeable future. We intend to retain earnings to reduce indebtedness and support our growth strategy. As a holding company, the ability of the Company to pay dividends in the future is dependent upon the receipt of dividends or other payments from its principal operating subsidiaries. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

                     RECENT SALES OF UNREGISTERED SECURITIES

         During fiscal year 1999 and through the first quarter of fiscal
2000, we issued 1,348,384 shares of unregistered Class A Common Stock and 3,200 shares of Preferred Stock in connection with the acquisition of four businesses.

                           PRICE RANGE OF COMMON STOCK

         Our Class A Common Stock began trading on the Nasdaq SmallCap Market on March 20, 1998 under the symbol "PBSI." Before that date, there was no established public trading market for the Class A Common Stock. As of November 8, 1999, we had approximately 3,500 holders of record of our Class A Common Stock. The closing sales price of the Class A Common Stock on November 8, 1999 was $3.88 per share. The following table sets forth, for the period indicated, the high and low sales price of the Class A Common Stock.




FISCAL YEAR ENDED JUNE 30, 1998                     HIGH            LOW
-------------------------------                     ----            ---
Quarter ended March 31, 1998
          (from March 20, 1998) ...............  $   36.77       $   28.89

Quarter ended June 30, 1998 ...................      30.64           15.54

FISCAL YEAR ENDED JUNE 30, 1999
-------------------------------

Quarter ended September 30, 1998 ..............      24.51            9.41

Quarter ended December 31, 1998 ...............      18.82            5.63

                                      12

Quarter ended March 31, 1999 ..................      19.38            7.50

Quarter ended June 30, 1999 ...................      12.44            3.25

FISCAL YEAR ENDING JUNE 30, 2000
--------------------------------

Quarter ended September 30, 1999 ..............       7.88            3.00

Quarter ending December 31, 1999
       (through November 8, 1999) .............       4.50            3.31

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                (Amounts in thousands, except per share amounts)

         Our selected consolidated financial information from continuing operations as of and for each of the five years in the period ended June 30, 1999 is presented below. The information as of and for each of the four years in the period ended June 30, 1999 was derived from the audited consolidated financial statements of Precept. The consolidated financial information for the year ended June 30, 1995 was derived from a combination of Precept's audited historical consolidated financial statements for the year ended June 30, 1995 and the unaudited historical financial statements for two acquired businesses for a similar period. The selected consolidated financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the consolidated financial statements and notes thereto, included in this Prospectus. The selected consolidated financial information is significantly affected by the businesses acquired by Precept for each of the periods presented. The historical financial statements of Precept for all periods through June 30, 1998 have been restated to combine the financial statements of two businesses acquired in 1998 that have been accounted for following the pooling of interests method.



                                                                         FISCAL YEAR ENDED JUNE 30,
                                                                         --------------------------

                                                1999                1998               1997               1996             1995
                                                ----                ----               ----               ----             ----

STATEMENT OF OPERATIONS DATA:

Revenue:

     Business products ....................  $ 137,527           $ 113,536          $ 109,397          $ 105,464        $  87,392

     Transportation services ..............     26,572               9,456              6,566              5,840            6,005
                                             ---------           ---------          ---------          ---------        ---------
                                               164,099             122,992            115,963            111,304           93,397
Cost of goods sold ........................    108,223              85,281             79,729             75,687           58,994

Sales commissions .........................     18,740              15,075             14,615             13,786           11,805

Selling, general and administrative
     expenses .............................     25,315              16,417             17,229             18,302           18,350

Depreciation and amortization .............      3,643               1,821              1,788              1,677            1,516

Goodwill write-down and other
     non-recurring charges ................     14,283                   -                  -                  -                -

Non-recurring acquisition costs ...........        240                 486                  -                  -                -
                                             ---------           ---------          ---------          ---------        ---------

Operating income (loss) ...................     (6,345)              3,912              2,602              1,852            2,732

Interest and other expense ................      2,565               1,936                618                929              357
                                             ---------           ---------          ---------          ---------        ---------
Income (loss) before income taxes .........     (8,910)              1,976              1,984                923            2,375

Income tax provision (benefit) ............       (633)                790                828                 16              356
                                             ---------           ---------          ---------          ---------        ---------
Net income (loss) .........................  $  (8,277)          $   1,186          $   1,156          $     907        $   2,019
                                             =========           =========          =========          =========        =========
Diluted net income (loss) per share .......  $   (0.98)          $    0.18          $    0.19          $    0.15        $    0.33

Weighted average shares outstanding .......      8,462               6,599              6,089              6,071            6,116


                                                                                JUNE 30,
                                                                                --------

                                                    1999          1998          1997          1996           1995
                                                    ----          ----          ----          ----           ----

BALANCE SHEET DATA:

     Trade accounts receivable..........           $19,792       $15,595       $14,235       $15,089        $13,115

     Inventory..........................             4,815         5,133         3,225         2,621          3,062

     Working capital....................             9,648        13,837        13,394        15,288         14,583

     Total assets.......................            86,143        56,487        37,292        39,740         31,745

     Long-term debt.....................            37,138        20,085         7,821         5,397          1,128

     Shareholders' equity...............            28,928        22,002        16,102        19,059         18,846

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OR ANTICIPATED RESULTS INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND UNDER "FORWARD-LOOKING STATEMENTS" BELOW.

OVERVIEW

         Precept is an independent distributor of custom and stock business products and provider of document management services ("Business Products") to businesses in a variety of industries throughout the United States. We also operate corporate transportation services ("Transportation Services") companies in the United States. We were founded in 1988 as a subsidiary of ACS and have grown since then, both internally and through acquisitions. In June 1994, we were spun-off from ACS in a tax-free stock exchange to ACS shareholders in connection with the initial public offering of ACS.

         We were one of the first distributor companies to begin nationwide consolidation of operating companies in the Business Products industry. Since 1991, we have acquired 21 companies in the Business Products industry plus 16 in the Transportation Services industry.

         A component of our business strategy is to increase the size of our operations through strategic acquisitions and internally generated growth. We place substantial emphasis on improving operational and information system capabilities while integrating acquired operations. Our operational focus also includes continuous upgrading of management systems allowing improved customer access to financial inventory and order status information; new product and service offerings; preferred vendor programs incorporating volume purchasing; regional and district management oversight; and recruiting experienced sales individuals. We believe that these strategies will lead to lower cost of goods and increased sales of various products and services to existing and new customers.

ACQUISITIONS

         Our results of operations and the comparability of our results of operations from period to period have been significantly affected by businesses acquired in each period. From 1991 through the date of this Prospectus, we completed 37 acquisitions: 21 Business Products distribution companies and 16 Transportation Services companies. Two Business Products companies acquired in fiscal year 1998 were accounted for using the pooling-of-interests method and, as a result, our consolidated financial statements have been restated to combine our financial statements with the pooled companies' financial statements for all periods prior to the completion of the acquisitions. The remaining acquisitions have been accounted for following the purchase method and, as a result, the results of operations of the acquired companies have been included in our results of operations from the dates of acquisition.

         In the quarter ended June 30, 1999, we acquired two Transportation Services companies which provide executive town car and limousine service primarily in the tri-state New York metropolitan area with annual revenues of $6.8 million. The aggregate consideration for these transactions amounted to $9.7 million, paid $3.0 million in cash, $0.2 million in mandatorily redeemable preferred stock, $3.2 million in assumed debt, and 597,038 shares of Class A Common Stock with a fair market value of $3.3 million.

         In the quarter ended March 31, 1999, we acquired one Transportation Services company which provides executive town car and limousine service primarily in the tri-state New York metropolitan area with annual revenues of $1.9 million. The aggregate consideration for this transaction amounted to $1.4 million, paid $0.2 million in cash and $1.2 million in seller notes and debt assumed.

         In the quarter ended December 31, 1998, we acquired one Transportation Services company located in North Arlington, New Jersey, which provides executive town car and limousine service to the tri-state New York metropolitan area with annual revenues of $14.0 million. This acquisition was paid for with $3.4 million in cash, financed by our revolving line of credit, $2.9 million in the then current fair market value of 336,000 shares of Class A Common Stock, and $4.4 million in assumed debt.

         In the quarter ended September 30, 1998, we completed the acquisitions of four Business Products companies located in Salt Lake City, Utah; Houston, Texas; Bangor, Maine; and Florence, South Carolina with combined annual revenues of $34.3 million. Such acquisitions were paid for with an aggregate of $5.7 million in cash, financed by our working capital and revolving line of credit, $1.4 million in seller notes, 729,000 shares of Class A Common Stock with a fair market value of $9.6 million, and $2.1 million in assumed debt.

         In the quarter ended March 31, 1998, we acquired substantially all of the assets of USTS, a publicly traded company in the transportation services industry. On March 18, 1998, we issued 1,373,214 shares of Class A Common Stock and 259,286 warrants to purchase Class A Common Stock for a total value of $4.4 million, assumed and repaid debt of $5.3 million and incurred $1.1 million in direct acquisition costs. We acquired four of the operating businesses of USTS that provided chauffeured limousine, livery and long haul trucking services based in New York, Michigan, Ohio, Northern Kentucky and the Carolinas. In the fourth quarter of 1998, we sold our 75% interest in the long-haul trucking business, U. S. Trucking, to the owners of the 25% minority interest in U. S. Trucking in exchange for $0.2 million in cash and an interest bearing note receivable for $1.8 million, which note has been fully reserved. The purchase price of USTS has been allocated as follows: $12.8 million to goodwill, $0.9 million to accounts receivable, $6.4 million to long-term debt, $3.7 million to accounts payable and accrued liabilities and $0.8 million to other assets.

         In the quarter ended December 31, 1997, we completed the acquisition of two Business Products companies located in Tempe, Arizona and Austin, Texas and one Transportation Services company located in Dallas, Texas. Total annual revenues for the two Business Products companies amounted to $3.5 million. These companies were acquired with seller notes and assumed debt of $1.3 million. The Transportation Services company's annual revenues totaled $3.4 million. This acquisition was paid for with a seller note of $0.4 million and assumed debt of $0.2 million.

         In the quarter ended September 30, 1997, we completed the acquisition of two Business Products companies located in New York and Fort Worth, Texas with annual revenues of $0.6 million. These acquisitions were paid for with $0.5 million in cash, financed by our revolving line of credit.

PURCHASE ACCOUNTING EFFECTS

         Except as noted above, our acquisitions have been primarily accounted for using the purchase accounting method. The acquisitions have currently affected, and will prospectively affect, our results of operations in certain significant respects. Our revenues and operating expenses will be directly affected by the timing of the acquisitions. The aggregate acquisition costs, including assumption of debt, are allocated to the net assets acquired based on the fair market value of such net assets. The allocations of the purchase price result in an increase in the historical book value of certain assets, including property and equipment, and will generally result in the allocation of a portion of the purchase price to goodwill, which results in incremental annual amortization expense.

RESULTS OF OPERATIONS

         The following table sets forth various items from continuing operations as a percentage of revenues for the fiscal years ended June 30, 1999, 1998 and 1997.




                                                                                     Year ended June 30,
                                                                                     -------------------

                                                                          1999             1998               1997
                                                                          ----             ----               ----

Revenue:
     Business products...................................                83.8%             92.3%              94.3%

     Transportation services.............................                16.2%              7.7%               5.7%
                                                                        ------            ------             ------
                                                                        100.0%            100.0%             100.0%
Operating expenses:

                                      17

     Cost of goods sold..................................                65.9%             69.3%              68.8%

     Sale's commissions..................................                11.4%             12.3%              12.6%

     Selling, general and administrative expenses........                15.5%             13.3%              14.9%

     Deprecation and amortization........................                 2.2%              1.5%               1.5%

     Goodwill write down and other non-recurring charges.                 8.7%                -                  -

     Non-recurring acquisition costs.....................                 0.2%              0.4%               0.0%
                                                                        ------            ------             ------

Operating income (loss)..................................               (3.9)%              3.2%               2.2%

Interest and other expense:

     Interest expense....................................                 1.6%              0.9%               0.5%

     Other expense, net..................................               (0.1)%              0.7%               0.0%
                                                                        ------            ------             ------

                                                                          1.5%              1.6%               0.5%
                                                                        ------            ------             ------

Income (loss) before income tax provision (benefit)......               (5.4)%              1.6%               1.7%

Income tax provision (benefit)...........................               (0.4)%              0.6%               0.7%
                                                                        ------            ------             ------

Net income (loss)........................................               (5.0)%              1.0%               1.0%
                                                                        ======            ======             ======


YEAR ENDED JUNE 30, 1999 COMPARED TO YEAR ENDED JUNE 30, 1998

         REVENUE for 1999 increased by $41.1 million, or 33.4%, from $123.0 million in 1998 to $164.1 million in 1999. In 1999, Business Products revenue increased by $24.0 million or 21.1% and Transportation Services revenue increased by $17.1 million or 181.0%. The increase in Business Products revenue was due to the acquisition of nine business products companies during fiscal years 1998 and 1999, which accounted for $26.2 million and internal growth of $3.6 million or 5.6%. The internal growth excludes the effect of the lost revenue from MBF. Of the total increase in Transportation Services revenue in 1999, $16.5 million was due to the acquisition of 11 transportation companies in 1999 and 1998.

         COST OF GOODS SOLD for 1999 increased by $22.9 million, or 26.9%, from $85.3 million in 1998 to $108.2 million in 1999. Cost of goods sold for Business Products increased by $12.0 million of which approximately $19.6 million was due to companies acquired after the beginning of fiscal year 1998. Cost of goods sold from internal growth decreased by $7.6 million due to the effect in 1999 of the Company's improved purchasing power and the mix of products sold. Transportation Services cost of goods sold increased by $11.0 million due primarily to the 11 transportation companies acquired since the beginning of 1998. As a percentage of revenue, cost of goods sold for 1999 decreased by 3.4% from 69.3% in 1998 to 65.9% in 1999. This decrease was caused primarily by the acquisition of business products companies in less price competitive markets, by the mix of products sold, by improved purchasing power and by the higher relative effect of the Transportation Services Division.

         SALES COMMISSIONS increased by $3.6 million, or 23.8%, in 1999, from $15.1 million in 1998 to $18.7 million in 1999 due primarily to the increased level of Business Products revenue. Sales commissions for the Business Products division increased from 13.2% to 13.5% of Business Products revenue primarily due to the effect of the commission plans of companies acquired since July 1, 1998 and to the increased dollar amount of gross profit in 1999. Total commission expense decreased by 0.9% from 12.3% in 1998 to 11.4% in 1999 because the Transportation Services division contributed a higher proportion of consolidated revenue in 1999.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSE increased by $8.9 million or 54.2% in 1999 from $16.4 million in 1998 to $25.3 million in 1999, which included increased expenses of $5.2 million from business products and transportation services companies acquired. As a percentage of revenue, selling, general and administrative expenses have increased by 2.2% from 13.3% in 1998 to 15.5% in 1999. This percentage increase in selling, general and administrative expense results primarily from the companies acquired in 1999 and 1998 and the management and organization infrastructure put in place to control and manage the Business Products Division.

         DEPRECIATION AND AMORTIZATION EXPENSE increased $1.8 million in 1999 from $1.8 million in 1998 to $3.6 million in 1999 due largely to the size and timing of the companies acquired since the beginning of 1998.

         GOODWILL WRITE-DOWN AND OTHER NON-RECURRING CHARGES. In the third quarter of fiscal year 1999, we recorded goodwill write-down and other non-recurring charges totaling $14.3 million relating to matters and events which occurred during the third quarter of fiscal year 1999. The significant components are described below.

         GOODWILL. We received formal notification from Ford Motor Company that the contract for employee bus shuttle service would not be renewed after June 30, 1999. As a result, we evaluated the undiscounted cash flows that will be generated by the remaining operations at our Dearborn, Michigan location. We determined that the cash flows were less than the carrying amount of the net book value of the intangible assets for the location. As a result, we wrote off the amount, $7.4 million, by which the net book value of the intangible assets exceeded the discounted cash flows expected to be generated by the operations in Dearborn.

         We expect that the revenue, earnings, and cash flow generated by the Ford contract will be replaced during fiscal year 2000 by contributions from other town car and limousine companies that have been acquired or which are expected to be acquired during the next fiscal year. We expect that the level of revenue necessary to replace earnings from the Ford contract will need to be higher than the revenue generated by the Ford contract.

         MBF. On February 16, 1999, substantially all of the management, sales force and employees of MBF and Mail/Source, Inc. resigned to join a competitor, Peregrine, that had been founded and funded by the same individuals. In response to this departure, we are in litigation with Peregrine and the former officers of MBF for damages. We continue to pursue this litigation for damages while also discussing potential financial settlements. During the fourth quarter of 1999, we entered into financial settlement discussions that were not productive due to Peregrine's unwillingness to agree to a financial settlement on terms we considered reasonable. As a result of this departure, we have closed and are in the process of selling certain sales offices and warehouses, collecting outstanding accounts receivable, selling inventories and settling certain remaining trade, lease, tax and other obligations. As part of this effort, we recorded $2.6 million of asset write-downs and other charges expected to be incurred in connection with winding down the operations of MBF. These charges include expected losses on the sale of inventories and of land and buildings, expected losses on the collection of accounts receivable, remaining lease obligations, litigation costs, termination costs, and other liabilities.

         During the third quarter ended March 31, 1999, the Business Products revenue from existing operations declined by $2.9 million, principally due to the departure of substantially all of the sales force of MBF. As we have wound down and closed the sales offices and warehouses of MBF, our revenue was negatively affected by approximately $4.2 million during the fourth quarter of 1999. We expect that the negative impact from MBF will be at least as significant during the first three quarters of 2000. In addition, our annual revenues will be negatively affected by approximately $16 million due to the departure of substantially all of the sales force. While we expect that our internal revenue, cash flow, earnings, and cash flow growth rate will offset the loss of MBF's revenues and earnings, there can be no assurance that such revenue and earnings will be recovered.

         OTHER. During the third quarter of 1999, we recorded $4.3 million of non-recurring charges. These included an investment of $0.5 million in the preferred stock on an entertainment company which was written down to zero value to reflect management's estimate of the recoverability of its investment due to financial difficulties and financial restructuring of the entertainment company. As part of the ongoing litigation with John Alden Insurance Company, we adjusted the value of our trade receivable by $0.5 million to reflect the expected settlement of the litigation. We also wrote down the value of certain notes receivable by $0.5 million to their expected net realizable value. Inventory and trade accounts receivable valuation reserves were increased by $0.9 million. We increased our health claim reserve by $0.8 million based on health claim payment trends during the third quarter of 1999. Other reserves and liabilities increased by $1.1 million to address various matters and events that occurred during the third quarter of 1999.

         INTEREST EXPENSE increased by $1.6 million or 130.6% during 1999, from $1.2 million in 1998 to $2.8 million in 1999 principally due to additional debt incurred by us in 1998 and 1999 to finance our business acquisitions.

         INCOME TAX BENEFIT is provided at a 7.1% effective benefit rate in 1999 compared to a 40.0% tax provision rate in 1998. The change in the effective tax rate for 1999 is due primarily to the non-deductibility of the goodwill write-down and goodwill amortization expense as well as changes in the valuation allowance.

         NET INCOME (LOSS) FROM CONTINUING OPERATIONS decreased by $9.5 million in 1999, from $1.2 million in 1998 to $(8.3) million in 1999, due to the reasons described above. Diluted earnings per share decreased $1.09 from $0.11 in 1998 to $(0.98) in 1999. Excluding the goodwill write-down and non-recurring charges recorded during the third quarter of 1999, diluted net income per share increased by $0.22 per share to $0.33 per share in 1999. Diluted earnings per share for 1999 will not equal the sum of the quarterly earnings per share due to the difference in the weighted average number of shares caused primarily by the timing of acquisitions where Class A Common Stock was used as part of the purchase consideration.

YEAR ENDED JUNE 30, 1998 COMPARED TO YEAR ENDED JUNE 30, 1997

         REVENUE for 1998 increased by $7.0 million, or 6.1%, from $116.0 million in 1997 to $123.0 million in 1998. In 1998, Business Products revenue increased by $4.1 million or 3.8% and Transportation Services revenues increased $2.9 million or 44.0%. The increase in Business Products revenue was due to the acquisition of three business products companies during 1998, which accounted for $2.1 million, and internal growth from existing and pooled companies of $2.0 million. The internal growth offset the lost sales from three customers who were acquired or who left the geographic markets we serve. The increase in Transportation Services revenue of $2.9 million in 1998 was primarily due to the acquisition of four transportation companies.

         COST OF GOODS SOLD for 1998 increased by $5.6 million, or 7.0%, from $79.7 million in 1997 to $85.3 million in 1996. Cost of goods sold for Business Products increased by $3.1 million of which approximately one-half was due to companies acquired during the year and the remainder was due to internal growth of existing and pooled companies. Transportation Services cost of goods sold increased by $2.5 million due to the four transportation companies acquired during 1998. As a percentage of revenue, cost of goods sold for 1998 increased by 0.5% from 68.8% in 1997 to 69.3% in 1998. This percentage increase was primarily due to the mix of business products sold during the year.

         SALES COMMISSIONS increased by $0.5 million, or 3.1%, in 1998, from $14.6 million in 1997 to $15.1 million in 1998 due primarily to the increased level of Business Products revenue. As a percentage of revenue, sales commissions have been fairly consistent in 1997 and 1998.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSE decreased by $0.8 million or 0.4% in 1998 from $17.2 million in 1997 to $16.4 million in 1998. Increased expenses of $0.8 million from business products and transportation services companies acquired were offset by $1.6 million in reduced expenses in existing business products and corporate functions. As a percentage of revenue, selling, general and administrative expenses have declined by 1.6% from 14.9% in 1997 to 13.3% in 1998. The reduced expenses in existing operations are primarily a result of our continuing efforts and strategy to realize synergies from acquisitions by merging common administrative and support functions.

         NON-RECURRING ACQUISITION COSTS amounted to $0.5 million in 1998 and consist of accounting, legal and investment banking fees, real estate fees, appraisal fees and various regulatory fees incurred in connection with the acquisition of two companies which were accounted for following the pooling-of-interests method.

         DEPRECIATION AND AMORTIZATION EXPENSE increased $0.1 million in 1998 from $1.7 million in 1997 to $1.8 million in 1998 due largely to the size and timing of the companies acquired in 1998.

         INTEREST AND OTHER EXPENSE increased by $1.3 million or 213.4% during 1998, from $0.6 million in 1997 to $1.9 million in 1998. In 1998, interest expense increased by $0.6 million or 92.1%, from $0.6 million in 1997 to $1.2 million in 1998 principally due to additional debt incurred by us in 1998 to finance our acquisitions. Other expenses of $0.8 million in 1998 are due primarily to a subsidiary's write-off of an investment and one time payment by the shareholder of an acquired subsidiary.

         INCOME TAXES are provided at a 40.0% effective rate in 1998 compared to a 41.7% rate in 1997. This reduction is due primarily to state income tax and non-deductible expense reductions.

LIQUIDITY AND CAPITAL RESOURCES

         NET CASH FLOWS FROM OPERATING ACTIVITIES. During fiscal year 1999, we generated $13.4 million in cash from operating activities. The increase in cash flow from operating activities from 1998 to 1999 is due to the increased size of the Company, improved results from operations and a reduction in working capital. In fiscal year 1998, the Company used $4.4 million in cash from operations as compared to $0.7 million generated in 1997. During 1998, increases in accounts receivable, inventory and other current assets were funded with borrowings under the Company's revolving line of credit. During fiscal year 1998, the Company increased its net income due to the benefits of companies acquired in the previous two years and the reduction of the losses from discontinued operations. During fiscal year 1997, the cash flow generated by Business Products' and Transportation Services' continuing operations was largely offset by the cash needs of the discontinued operations of two subsidiaries, Precept Builders, Inc. ("Builders") and Precept Holdings, Inc. ("Holdings"). The Company used its revolving line of credit to supplement any cash needs that were not provided by operating activities. During 1997, cash flow from operations was significantly reduced by the levels of accounts receivable and costs in excess of billings on uncompleted contracts for one of its discontinued operations. The working capital of continuing operations was a relatively constant $13.0 million to $14.0 million during this period.

         NET CASH FLOWS FROM INVESTING ACTIVITIES. During fiscal year 1999, we used $25.7 million of cash for investing activities. We used $24.8 million of cash to acquire businesses during fiscal year 1999. We also acquired $2.1 million of equipment and generated $1.1 million from the sale of the net assets of our discontinued operations. During fiscal year 1998, Precept used $5.5 million in cash for investing activities as compared to $3.1 million in 1997. In 1998, the Company used $7.1 million in cash to purchase five businesses, including paying contingent consideration of $0.1 million and paying direct acquisition costs of $1.7 million incurred in connection with eight of its business acquisitions. During 1998, the Company acquired eight businesses, six of which were accounted for following the purchase method and two of which were accounted for following the pooling method. In 1998, the Company spent $0.9 million for equipment. In addition, discontinued operations generated $2.4 million in cash primarily from the sale of the Company's interest in a ranch and the sale of a condominium. During 1997, the Company acquired two businesses for $1.1 million and paid $0.1 million for contingent consideration. In addition, the Company spent $1.9 million to acquire property and equipment, primarily for information systems equipment, warehouse equipment, town cars and office furniture and fixtures.

         NET CASH FLOWS FROM FINANCING ACTIVITIES. During fiscal year 1999, we generated $10.1 million of cash by financing activities. We borrowed a net amount of $15.1 million under the Company's revolving line of credit and used such amount primarily to finance business acquisitions. During fiscal 1999, we repaid $1.3 million of long-term debt, we repaid $2.7 million of capitalized lease obligations and we purchased $1.0 million of treasury stock. In fiscal year 1998, $9.7 million of cash was generated by financing activities as compared to $1.7 million of cash generated by financing activities in fiscal year 1997. During 1998, Precept increased its outstanding revolving line of credit balance by approximately $8.7 million in order to finance acquisitions. In addition, the Company financed $0.3 million of its equipment purchases with capitalized lease obligations and collected $0.8 million in notes receivable from shareholders for prior stock purchases. During 1997, the Company increased its revolving line of credit by approximately $1.8 million in order to finance its acquisitions of property and equipment and its acquisitions of businesses. The Company also borrowed $0.3 million in long-term debt to finance equipment purchases. During fiscal year 1997, one of the Company's acquired subsidiaries distributed dividends of $0.3 million to the subsidiary's former shareholder.

         Although the goodwill write-down and other non-recurring charges affected our operating results for 1999, such items did not affect our cash flow from operations. As certain of the obligations provided for in the non-recurring charges are settled, we anticipate a use of approximately $1.0 million in cash principally during fiscal year 2000. During the fourth quarter of fiscal year 1999, we used $0.7 million of cash to settle certain of these non-recurring charges.

         Management believes that the current levels of operations and the cash flow from such operations and the amount available for borrowing under the existing revolving line of credit agreement of $2.0 million will be adequate for fiscal year 2000 to make required payments of principal and interest on our indebtedness, to fund anticipated capital expenditures of approximately $3.0 million for fiscal year 2000, and to meet working capital needs.

         On March 22, 1999, we signed a Revolving Line of Credit Agreement ("Credit Agreement") with Bank One, Texas, N.A. The Credit Agreement provides up to $40.0 million for borrowing by us to be used for acquisitions, working capital, and general corporate purposes. The amount available under the Credit Agreement is determined based on a multiple of three times the trailing twelve months pro forma EBITDA. EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. EBITDA is also adjusted for the historical EBITDA of acquired companies for the periods during the trailing twelve months that the acquired companies' results of operations are not included in our historical operating results. The operating results of acquired companies are also adjusted on a pro forma basis for interest, depreciation, amortization, owners' compensation and non-recurring charges. Two banks, Bank One, Texas, NA and Wells Fargo Bank, NA, participated in this Credit Agreement. The Credit Agreement provides for an increase of $10 million if new lenders join the banking group or existing lenders increase their levels of commitment. The Credit Agreement includes other customary covenants and conditions relating to the conduct and operation of our business. Specifically, each quarter we will be subject to a 3:1 EBITDA to interest coverage ratio, to minimum net worth levels and to limits on capital expenditures. In addition, acquisitions of companies with a purchase price greater than $7.5 million individually and $25.0 million on an aggregate annual basis will require approval from the banking group. At June 30, 1999, we had borrowed $31.1 million from the banking group and we had $8.9 million available to borrow under the line of credit agreement. We borrowed such amounts at an average annualized interest rate of 8.2%.

         In order for us to continue to acquire companies in the business products distribution and the transportation services industries at the same rate as we have acquired companies since March 1998, we will need to obtain additional sources of debt or equity capital. As of October 15, 1999, we have borrowed $38.0 million of the $40.0 million available under the existing line of credit agreement. Should we not be able to locate additional lenders or equity partners, we will be required to limit significantly the rate at which we acquire companies. We do not believe that this current financial condition will hinder our plans for internal growth during fiscal year 2000.

INFLATION

         Certain of our business product offerings, particularly paper products, have been and are expected to continue to be subject to significant price fluctuations due to inflationary and other market conditions. In the last five to ten years, the prices for commodity grades of paper have shown considerable volatility. We generally are able to pass any increased costs on to our customers through price increases, although we may not be able to adjust our prices immediately. Significant increases in paper and other costs in the future could materially affect our profitability if these costs cannot be passed on to customers. In general, we do not believe that inflation has had a material effect on our results of operations in recent years. However, there can be no assurance that our business will not be affected by inflation in the future.

YEAR 2000 ISSUE

         We have performed a review of our existing computer software and hardware information systems. We believe that our existing management information systems are year 2000 compliant, except for certain electronic commerce matters, as described more fully in the next paragraph. To the extent that we will be required to expend resources to ensure that the management information systems are year 2000 compliant, we do not expect that significant resources, either cash flow or manpower will be needed. Our management had previously identified two subsidiaries that had key information systems that were not year 2000 compliant. At the first subsidiary, we have integrated their operations and information needs into Precept's automated distribution information system. For the second subsidiary, we have made the necessary programming changes to insure that the operating system will be year 2000 compliant.

         We conduct a certain portion of our business operations, in particular sales orders, purchasing, billing and shipping, using electronic means of communication outside of our management information systems. We are in the process of contacting or being contacted by our significant vendors and customers to verify that the electronic means of communication used are year 2000 compliant. Although this project is still in process, we are not aware of any significant issues in this area. If for some reason, electronic means of communication with certain of our vendors and customers were not year 2000 compliant, we do not expect that this condition would have a material adverse effect on our operations at that time. If necessary, we have processes and procedures in place to conduct such business operations without electronic communication for those specific customers and vendors.

FINANCIAL ACCOUNTING STANDARDS

         The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, that is effective for reporting periods beginning after June 15, 2000. The Company has not yet assessed the effects that this statement will have on its results of operations, financial position, or cash flows. We intend to adopt the disclosure requirements of this standard during our fiscal year ending June 30, 2001.

FORWARD-LOOKING STATEMENTS

         We are including the following cautionary statement in this Prospectus to make applicable and take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 for any forward-looking statements made by, or on behalf of, us. This section should be read in conjunction with the "Risk Factors" located elsewhere in this Prospectus. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. From time to time, we may publish or otherwise make available forward-looking statements of this nature. All such subsequent forward-looking statements, whether written or oral and whether made by or on behalf of us, are also expressly qualified by these cautionary statements. Certain statements contained herein are forward-looking statements and accordingly involve risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The forward-looking statements contained herein are based on various assumptions, many of which are based, in turn, upon further assumptions. Our expectations, beliefs and projections are expressed in good faith and are believed by us to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties, but there can be no assurance that management's expectations, beliefs or projections will result or be achieved or accomplished. In addition to the other factors and matters discussed elsewhere herein, the following are important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements:


1. Changes in economic conditions, in particular those that affect the end users of business products and transportation services, primarily corporations.

2. Changes in the availability and/or price of paper, in particular if increases in the price of paper are not passed along to our customers.

3.       Changes in our executive and senior management or control.

4. Inability to obtain new customers or retain existing customers and contracts.

5.       Significant changes in the composition of our sales force.

6. Significant changes in competitive factors, including product pricing conditions, affecting us.

7. Governmental and regulatory actions and initiatives, including those affecting financing.

8.       Significant changes from expectations in operating expenses.

9. Occurrences affecting our ability to obtain funds from operations, debt or equity to finance needed capital acquisitions and other investments.

10.      Significant changes in rates of interest, inflation or taxes.

11. Significant changes in our relationship with our employees and the potential adverse effects if labor disputes or grievance were to occur.

12. Changes in accounting principles and/or the application of such principles to us.

         The foregoing factors could affect our actual results and could cause our actual results during fiscal year 2000 and beyond to be materially different from any anticipated results expressed in any forward-looking statement made by or on behalf of us. We disclaim any obligation to update any forward-looking statements to reflect events or other circumstances after the date of this Prospectus.

DISCONTINUED OPERATIONS

         As part of our business strategy, we decided to focus on our core businesses and discontinue certain non-core business operations. During fiscal 1998, the losses from discontinued operations consisted principally of the losses from Holdings, which owned and operated certain real estate related investments. During fiscal year 1998, we generated $2.4 million in cash from the sale of our interest in a ranch to a company controlled by our majority shareholder, the former chief executive officer and the chief operating officer, and from the sale of a condominium to our majority shareholder. In September 1998, we sold the remaining assets of our discontinued operations consisting of land, building and an interest in a restaurant to our majority shareholder for $1.2 million in cash. These transactions were all negotiated on an arms' length basis and at prices believed to represent the fair market value of the assets sold.

                                    BUSINESS

         Precept is a business services outsourcing supplier. Precept is an independent distributor offering single source solutions for automated document management services, inventory control and order processing via the internet, as well as many other E-commerce services, and provides top quality custom and stock business products to companies of all sizes throughout the United States. Precept also operates various corporate transportation services companies focusing on chauffeured town car and limousine services. The Company is organized in two divisions: Business Products and Transportation Services. Precept was founded in 1988 as a regional business products distributor in Dallas, Texas as a subsidiary of Affiliated Computer Services, Inc. ("ACS") and has grown significantly since then, both internally and through acquisitions. In June 1994, we were spun-off from ACS in a tax-free stock exchange to ACS' shareholders in connection with the initial public offering of ACS. In March 1998, our Class A Common Stock became publicly traded upon the completion of our merger with U. S. Transportation Systems, Inc. ("USTS"). We presently operate from approximately 55 locations throughout the United States.

ACQUISITIONS

         ACQUISITION OF USTS AND LISTING ON NASDAQ. In March 1998, we acquired certain operations of USTS and listed our Class A Common Stock and warrants to purchase Class A Common Stock on the Nasdaq SmallCap Market. As part of the acquisition of USTS, we issued 1,373,214 shares of Class A Common Stock to USTS and assumed 259,286 warrants held by former shareholders of USTS. In April 1998, USTS distributed such shares to USTS' shareholders. USTS was engaged in transportation, including providing bus, chauffeured vehicle, and package and delivery transportation-related services. We purchased nearly all of the operating assets and assumed certain liabilities of USTS, after which USTS changed its name to Transportation Equities Incorporated, became a liquidating trust and was supposed to be liquidated and dissolved within one year. The transaction was structured as a tax-free reorganization under the Internal Revenue Service ("IRS") code Section 368(a)(1)(C).

         SALE OF U.S. TRUCKING INC. On June 1, 1998, we sold our interest in the common stock of U.S. Trucking Inc. ("U.S. Trucking"), a long-haul trucking business, which we had acquired from USTS on March 18, 1998 to Logistics Management, Inc. Prior to divestiture, we owned an interest in 75% of the common stock of U.S. Trucking, and Logistics Management owned the remaining 25% of the common stock of U.S. Trucking.

         ACQUISITION OF INFOGRAPHIX. On April 13, 1998, we acquired all of the issued and outstanding stock of InfoGraphix, Inc. ("InfoGraphix"), a Massachusetts corporation. Boston-based InfoGraphix is a single source provider of products and services to corporate marketing departments and a distributor of document management services.

         ACQUISITION OF MBF. On June 19, 1998, we acquired all of the issued and outstanding stock of MBF Corporation ("MBF"), a Louisiana corporation. MBF is a single source distributor of printed products, distribution services and information solutions.

         ACQUISITION OF CREATIVE. On September 4, 1998, through a merger of our wholly owned subsidiary, we acquired Creative, a Maine corporation. Creative operates a business providing printed business forms, distribution services and information solutions to business customers throughout the New England states and has three sales/distribution offices in Maine and two in Massachusetts.

         ACQUISITION OF SOUTHERN. On September 18, 1998, through a merger of our wholly owned subsidiary, we acquired Southern Systems Business Forms & Data Supply, Inc. ("Southern"), a South Carolina corporation. Southern is a Florence, South Carolina-based provider of printed products, distribution services and information solutions.

         ACQUISITION OF GARDEN STATE. On October 1, 1998, through a merger of our wholly owned subsidiary, we acquired Garden State Leasing & Rent-A-Car Corporation ("Garden State"), a New Jersey-based provider of corporate transportation services.

         ACQUISITION OF AMBASSADOR. On May 13, 1999, through mergers with our wholly owned subsidiary, we acquired Ambassador Limousine Services, Inc. and Ambassador Transportation Services, Inc., both of which are Connecticut corporations. We also acquired the assets of Ambassador Executive Coaches, L.L.C., a Connecticut limited liability company. The entities and businesses acquired are jointly referred to as Ambassador. The Ambassador companies provide executive town car and limousine services primarily in the tri-state New York area.

         ACQUISITION OF CF&P. On September 20, 1999, we acquired the common stock of CF&P, a business products distribution company located in North Carolina. CF&P serves business customers in North Carolina.

         OTHER ACQUISITIONS. In fiscal 1999, we also acquired two additional Business Products companies and two additional Transportation Services companies.

RECENT DEVELOPMENTS

         CREDIT AGREEMENT. On March 22, 1999, we entered into a Revolving Line of Credit Agreement with Bank One, Texas, N.A. which provides us up to $40 million for borrowing to be used for acquisitions, working capital and general corporate purposes. The amount available under the Credit Agreement is determined based on a multiple of three times the trailing twelve months pro forma EBITDA. Two banks, Bank One, Texas, NA and Wells Fargo Bank, NA, participated in this Credit Agreement, which provides for an increase of $10 million if new lenders join the banking group or existing lenders increase their levels of commitment. The Credit Agreement includes other customary covenants and conditions relating to the conduct and operation of Precept's business.

         GOODWILL WRITE-DOWNS AND OTHER NON-RECURRING CHARGES. In the third quarter of fiscal 1999, we recorded goodwill write-down and other non-recurring charges totaling $14.3 million relating to matters and events which occurred during that quarter. We wrote-down $7.4 million related to a customer's nonrenewal of our contract for employee bus shuttle service, $2.6 million related to the resignation of the management and sales force of MBF, and $4.3 million related to various other transactions.

         RESIGNATION OF OFFICER AND DIRECTOR. On April 19, 1999, David Neely, our former Chairman and Chief Executive Officer, resigned from his position as an officer and director due to personal and health reasons.

GENERAL

         Document management services provided by the Company include the distribution of custom business forms, commercial printing, graphic arts, electronic forms, custom stock labels, computer supplies, envelopes and advertising specialty products. We provide comprehensive information solutions for our customers' business products, inventory control and document management needs. In addition, we provide electronic forms capabilities and integration of our customers' accounting operations to streamline information flow and reduce overall operating costs. Our corporate transportation services companies focus on chauffeured town car and limousine services. Our business strategy is (1) to act as a premier sole source "corporate outsourcer," providing a broad array of business products and services to our customers while reducing overall procurement costs and providing a high level of customer service, (2) to continue to expand our transportation operations, emphasizing executive town car and limousine services, particularly in the tri-state New York area and the Northeastern United States, and to pursue selected acquisition opportunities focusing on the 30 to 40 largest population centers in the United States, and (3) to continue our expansion in our businesses through strategic acquisitions and internal growth.

         Since our founding and development, our goal has been to acquire or establish a centrally managed network of regional offices and warehouses in major geographic markets throughout the United States. Since 1991, we have completed 21 acquisitions of these regional business products distributors. Once a regional office/warehouse is acquired or established, we seek to leverage our distribution capabilities by acquiring smaller companies or opening satellite sales offices in the surrounding areas. We also seek to increase the sales and profitability of our acquired companies by integrating our business strategy and eliminating redundant operating expenses. We presently plan to continue to pursue this consolidation strategy within the business products distribution and document management industries.

         We believe that the acquisition and operational experience of our management team provides us with the ability to execute the growth components of our business strategy. In our fifth year of existence, we were recognized as the largest independent business products distributor by a national business products magazine, and we are currently one of the top three independent distributors in the United States. Our management team brings extensive experience in the acquisition and integration of businesses. Management also believes we are the "preferred acquiror" in the business products distribution and document management industries.

         The two industries in which we operate are large and fragmented. We believe that opportunities exist to strategically acquire participants in both industries. Our principal competitors in the business products industry are direct manufacturers and other, smaller independent distributors of business products. Management believes that the market for business products is in excess of $20 billion annually with the top independent distributors representing $1.6 billion annually, or approximately 8.0% of the estimated total market. We believe independent distributors' market share will continue to grow in the future as more of their target customers make the decision to outsource the distribution of their business products and document management needs.

         We believe that similar strategic acquisition possibilities exist in the corporate transportation services industry. Our management believes that the chauffeured vehicle service segment of the transportation industry, in particular, presents an attractive opportunity for strategic acquisitions. Based on industry data, our management estimates that in 1998 the chauffeured vehicle service industry represented approximately $4.0 billion in revenues, consisted of at least 3,000 companies, was highly fragmented and no single company controlled more than 2% of the market.

ACQUISITION STRATEGY

BUSINESS PRODUCTS

         We believe numerous factors exist which create a favorable environment and significant opportunities for continued strategic acquisitions in the business products distribution and document management industry. Among others, these factors include: (1) the fragmented nature of the industry, (2) the lack of operating and acquisition expertise of target companies, (3) industry participants' desire for liquidity and/or capital requirements for growth, (4) industry participants' desire to utilize our existing management information systems, (5) the pressures of increasing competition, and (6) creation of operating efficiencies and synergies resulting in economies of scale.

         We believe that we possess substantial competitive advantages over other industry competitors. We base this belief on management's track record in previous growth and strategic acquisition efforts as well as its experience in acquiring and integrating businesses at Precept. We believe we can leverage the experience and expertise of our executive management team to become the leading strategic acquiror of the business products distribution and document management industry. Furthermore, we believe that our ability to attract and acquire companies as a preferred acquiror is due to (1) our existing operations as a nationwide business products distributor and document management company and (2) our corporate infrastructure and management information systems. Under our business model, acquired companies benefit from the economies of scale of a larger organization while simultaneously retaining local operational control, thereby enabling them to provide flexible and responsive service to long-term customers.

         We seek to achieve operating efficiencies in acquisitions through
(1) the combination of certain general and administrative functions, (2) elimination of redundant facilities, (3) improved management information systems and (4) implementation of our preferred vendor and volume purchasing arrangements. Over the years we have negotiated certain arrangements with manufacturers that we believe will enable us to reduce the level of inventories in acquired companies, thereby allowing more efficient operations. Integration of acquisitions is often a complex process which may entail material nonrecurring expenditures, including facility closing costs, modernization of equipment and computer systems, warehouse assimilation expenses, asset writedowns and severance payments.

         Consideration paid for acquisitions has typically involved a combination of cash, common stock, preferred stock and promissory notes. Acquisitions are made pursuant to acquisition agreements containing customary representations, warranties, covenants and indemnification provisions. We typically obtain non-compete and confidentiality agreements from selling owners, many of whom remain as managers and employees of the acquired businesses.

TRANSPORTATION SERVICES

         We have identified the corporate and contract transportation services industry as a second segment that has significant strategic acquisition opportunities. We intend to pursue a strategy of acquiring businesses that provide chauffeured services in town car sedans and limousines to corporate customers.

         We believe that there are significant advantages in continuing strategic acquisitions in the chauffeured vehicle service segment of the transportation services industry. Management believes it can increase revenues of acquired companies through the implementation of training and quality assurance programs as well as nationwide marketing of our services. Moreover, we believe we can achieve cost savings in acquisitions through the consolidation of certain administrative functions, increased use of automation, and the elimination of redundant facilities, equipment and personnel.

BUSINESS PRODUCTS

         Our business philosophy lies in the provision of services and distribution, rather than the actual manufacturing of the products we sell. All manufacturers either sell directly to the end user or through independent distributors. Because we utilize in excess of 5,000 manufacturers nationwide that specialize in various products and quantity sizes, our management believes that we have the ability to be our customers' single source supplier and, therefore, will provide broader product availability and enhanced delivery times as compared to direct manufacturers. Our distribution business involves the design, warehousing and distribution of a broad variety of business products. Through our document management services, we provide a single point of contact for the purchase and warehousing of all printed products and related items that a customer may use. Typically, we will consult with a customer to perform a documents analysis and then, after determining what documents are required on an ongoing basis, we will provide for the design, production, inventorying, management, storage and distribution of the documents to the customer on an as-needed basis. Our sophisticated management information systems enable us to offer customized services tailored to specific customer needs. As a result, customers are provided customized product usage and stock status reports, customized billing formats and other custom reports important to their operations.

OPERATING STRATEGY

         Our operating strategy for Business Products over the next three years focuses primarily on the following objectives:

         -        Continue integration efforts related to acquired businesses.

         - Increase product development and awareness among our sales force.

         -        Improve product pricing and availability with our vendors.

         - Continue to grow revenue aggressively with business customers while improving profitability.

         -        Continue information systems enhancements and improvements.

         DISTRIBUTION

         We believe that the current trend of downsizing and vendor reductions, combined with customers' desire to maximize efficient commitment of capital in the inventory of its business products, makes distributors the customers' best source for service and new products. We attempt to deliver a complete solution for our customers' business products, inventory control and document management needs along with the integration of the customers' accounting operations to streamline the customer's workflow processes and reduce overall operating costs. This one stop solution for all the customers' needs allows us to act as the customers' business products outsourcer. As a distributor, we believe we can provide a more effective business products solution because we have the flexibility to offer the products of many vendors and suppliers and not be burdened by offering only the products that we manufacture. Furthermore, by foregoing the extensive capital investment required of a direct manufacturer (e.g. machinery and equipment), we are well positioned to act immediately as new technologies present themselves. In addition to providing multiple product offerings, we are able to leverage our size and scale to achieve volume purchasing discounts which can be passed on to customers. Finally, acting as a communications link between our customers and suppliers allows us to inform suppliers more efficiently what the end users want while simultaneously making corresponding suggestions for the suppliers' in-plant operations.

         We market our various services directly to individual customers by designing and offering a customized product and service package for each customer after determining its specific needs. To emphasize our customization approach, we can provide through our electronic forms system a customer-specific catalog with increased utility as opposed to one catalog for all or many customers.

         To accomplish the above, we have developed the following capabilities:

         DISTRIBUTION AND WAREHOUSING. We do not manufacture any business products. Management believes the vast majority of direct manufacturers are wholesale producers and do not sell directly to the end user. As a distributor, we have enhanced relationships with our preferred vendors that typically provide business products at a lower cost. Both pick and pack distribution services as well as full case shipping capabilities are available to our customers. In addition, we provide bulk storage (full case and full pallet), pick and pack and secure storage. Our nationwide warehousing, along with the excess warehouse space offered to us in conjunction with our manufacturing partners, gives us location advantages superior to our competitors.

         DESIGN. We utilize our experienced on-site personnel directly involved with a particular account for design work, rather than a corporate department, to leverage the knowledge derived from hands-on involvement with a particular customer. In addition, we spend a significant amount of time with our manufacturing partners on new product developments on behalf of our customers.

         DOCUMENT MANAGEMENT SERVICE. We believe that our innovative management system streamlines business product ordering and distribution, which simplifies document monitoring and storage and encourages "Just-in-Time" business product management. Through our fully integrated on-line Computerized Forms Management and Inventory Analysis System, our customers are able to monitor on-line inventory, track orders, and release products for distribution. We can receive, translate and process all ANSI (American National Standards Institute) standard EDI (Electronic Data Interchange) transaction sets (all versions) to give customers a channel to access information in a seamless manner while providing electronic invoicing and payments. This document management system allows us to maintain absolute control through electronic forms, intelligent forms and print-on-demand features. The complete management system allows a customer to access inventory information, place orders, and make payments, all through electronic interface.

         SALES AND MARKETING. We have a broad customer base and no single customer accounted for more than 10% of total sales during fiscal years 1999, 1998, and 1997. We rely primarily on a commission-only based sales force dedicated to all of our products and services, thereby ensuring product and service knowledge focused on our principal customers. We emphasize personal sales and marketing relationships with the customer by providing a single account executive responsible for each customer account. Our sales representatives offer customers customized merchandising and purchasing programs tailored to each customer's needs. Sales representatives have frequent contact with their customers and are accountable for increasing account penetration and solving customer problems. For major accounts, we utilize the "Team Concept" where an experienced team of individuals, including an account executive and a customer service representative, maximize service and enhance long term customer relations. We believe that our presence in 47 locations allows our sales representatives to service customers ranging from small businesses to large, national corporations in multiple locations. Through a continued effort to improve efficiency and provide customized systems and enhancements, we are committed to a long-term partnership with our customers. We compensate our sales force with commissions based primarily on the level of gross profit.

         MANAGEMENT INFORMATION SYSTEM. We believe that our management information system features state-of-the-art hardware and software fully customized for the business products and document management industry. This customization fully integrates order entry, receiving, distribution, billing, accounts payable and general ledger functions. The system generates reports such as customized summary billing, cost center analysis, inventory stock status and reorder notices. Connectivity is accomplished via direct link, dial up, satellite bounce off, VAN (Value Added Network) systems and personalized Internet access.

         A major development during fiscal 1999 within the Business Products Divisions involved the introduction of PRECEPTONLINE-TM-, a fully integrated Internet based electronic forms and order management system. A number of key clients, including Nieman-Marcus, Bristol Hotels and ACS, are already using this system. We believe it will play a key role in Precept's future success. PRECEPTONLINE-TM- was designed, developed and has available an electronic forms package that can operate on a single PC, LAN (Local Area Network), Full Host, or in an Internet environment and features electronic cataloging, print-on-demand, intelligent and interactive form processing and multimedia capabilities (audio and video) for instruction or training needs.

         We have performed a review of our hardware and software systems and believe that our current management information systems are Year 2000 compliant. To the extent that any current means of electronic commerce are found to be non-compliant with the year 2000, we believe that we will be able to continue to conduct such commerce through other electronic or manual methods.

TRANSPORTATION SERVICES

         We are engaged in the corporate transportation services industry in Dallas/Fort Worth, Texas; Cincinnati, Ohio and Northern Kentucky; Dearborn, Michigan; and in the tri-state New York, New Jersey and Connecticut area. The transportation services division provides chauffeured vehicle services, courier and delivery services, and contract transportation services. Chauffeured vehicle operations located in the Dallas/Fort Worth, tri-state New York and Cincinnati/Northern Kentucky markets provide services under the names Precept Transportation Services of Texas, Garden State Limousine, Westchester Express, Ambassador Limousine, AAA Guaranteed On Time Limousine, Crown Limousine and Adams-Barr Limousine using a fleet of town cars, stretch limousines, vans and mini-buses. In addition, we provide courier and delivery services primarily in the Dallas/Fort Worth market. Contract transportation services are provided in Dearborn, Michigan and at the Cincinnati/Northern Kentucky airport with a fleet of buses.

         CHAUFFEURED VEHICLE SERVICES. Our chauffeured vehicle service operations located in the tri-state New York area, Dallas/Fort Worth and Cincinnati/Northern Kentucky markets are performed for corporate customers and the general public in those metropolitan markets. We operate a fleet of approximately 300 vehicles, most of which are company-owned, consisting of a mixture of town cars, stretch limousines, vans and mini-buses. The vehicles are used to provide services for airport shuttles, conventions, social events, business meetings and leisure travel. We also make this chauffeured service available on a worldwide basis through an international reservation and referral network. Corporate customers utilize the services primarily to achieve more efficient use of their employees' time and other resources. Approximately 750 to 1000 regular Fortune 2000 and mid-size business customers are served by the three fleets and 500 employees, drivers and independent contractors. There is significant competition in the Dallas/Fort Worth, New York and Cincinnati geographic markets.

         COURIER AND DELIVERY SERVICES. Courier and delivery services are provided under the Wingtip and Relay names within the Dallas/Fort Worth metropolitan area. Courier and delivery services are provided on both a scheduled and an unscheduled pick-up and delivery basis for approximately 1,000 customers using a fleet of approximately 90 vehicles that are company-owned, driver-owned and driver-leased. On-board computers in the vehicles, along with automated tracking and dispatching, allow packages to be picked up and delivered within various time constraints including one-hour deliveries. There is significant competition in the Dallas/Fort Worth market from a number of competitors. The market is unregulated, price sensitive and constantly evolving through the development of new services.

         CONTRACT TRANSPORTATION SERVICE. This portion of our business consists of supplying buses, vans or customized vehicles to customers pursuant to written contracts or purchase orders that are generally awarded on a competitive bid basis. Customers include corporations and governmental agencies. Our ongoing operation in Dearborn, Michigan uses a fleet of 5 vehicles and 15 employees to provide parking lot transportation for Rouge Steel. Our operation in Northern Kentucky uses 18 vehicles and 50 employees to provide long-term parking shuttle and downtown shuttle services at the airport and from the airport to downtown Cincinnati. A smaller portion of each operation's business involves charter bus service on demand based on the availability of buses.

COMPETITION

         We believe that our ability to compete successfully in the business product distribution and document management business is based upon our ability to offer a complete range of products and services and to achieve favorable pricing by maintaining a significant volume of business with our suppliers. Our principal competitors in the business products industry are direct manufacturers, local and regional independent distributors and divisions of larger publicly held companies. Competitors include Moore Business Forms, Reynolds & Reynolds, Standard Register, Wallace, Workflow Management and Global DocuGraphix. In the transportation services industry, our principal competitors in the chauffeured vehicle service segment are Carey Limousine, Music Express, Boston Coach and Davel Limousine. Our primary competitors in the contract transportation services segment are Coach USA and Laidlaw Transportation.

GOVERNMENT REGULATION

         We are subject to regulation by various agencies including the New York, Michigan, Kentucky, Ohio and Texas State Departments of Transportation; the Port Authorities of New York, New Jersey, Dallas and Cincinnati; the U.S. Department of Transportation; and the Federal Highway Administration, as well as other state and local authorities. Each of these agencies regulates various aspects of licensing, permitting and operations of our transportation services.

EMPLOYEES

         As of August 31, 1999, we had 870 full-time employees, of whom 261 are engaged in sales, sales support and warehouse activities, 522 directly provide or support transportation services and 87 are administrative, information systems and management employees. Two of our transportation livery services businesses employ 55 people participating in collective bargaining agreements. These agreements expire in August 2000 and July 2001. We believe that our relations with our employees and unions are satisfactory.

LEGAL PROCEEDINGS

         JOHN ALDEN LIFE INSURANCE CO. On January 25, 1996, we filed a collection action against John Alden Life Insurance Co. ("Alden") in the United States District Court for the Southern District of Florida, for approximately $5.0 million in past due invoices. Alden denied that it received any products and refused to pay us on that basis. Alden and its affiliate, John Alden Systems Corp. asserted a counterclaim against us alleging that one of our employees participated with an Alden employee in a plan to falsify sales to Alden. Alden sought approximately $9.0 million in damages. During the third quarter of fiscal year 1999, the Company learned that an insurance company for Alden paid $5.0 million to Alden for damages. Also during the quarter, John Alden Insurance dismissed its litigation claims against the individuals involved in this matter. Precept, Alden and certain other parties to the litigation and an insurance carrier agreed to a settlement whereby all claims have been dismissed and Precept has received $0.2 million.

         MBF AND PEREGRINE LITIGATION. On February 16, 1999, substantially all of the sales force, management and employees of MBF and Mail/Source, Inc. joined Peregrine Corporation ("Peregrine"), a competitor that was founded and funded by these same individuals. During the third quarter of fiscal year 1999, Precept sued Peregrine and seven former officers of MBF for damages. This lawsuit was filed in the Judicial District, Ouachita Parish, Division C, State of Louisiana. The Company and Peregrine entered into negotiations to settle this litigation; however, a settlement that was satisfactory to the Company and Peregrine was not reached. We have resumed the litigation efforts against Peregrine and the seven former officers of MBF and we intend to aggressively pursue a satisfactory resolution in our favor.

         OTHER MATTERS. In addition to the foregoing, we are subject to certain other legal proceedings, claims, and disputes which arise in the ordinary course of business. While we have no reason to believe that any pending claims are material, there can be no assurance that such claims, if adversely determined, will not have a material adverse effect on our business, financial condition results or operations or liquidity.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth certain information concerning our directors and officers.


                      NAME                       AGE                           POSITION
                      ----                       ---                           --------

Darwin Deason...............................     59       Director and Chairman of the Executive Committee of the Board
Douglas R. Deason...........................     37       President, Chief Operating Officer and Director
William W. Solomon, Jr......................     43       Executive Vice President, Chief Financial Officer,
                                                          Treasurer, Assistant Secretary and Director
D. Paul Cabra...............................     54       President, Precept Business Products, Inc.
Ronald P. Sorci.............................     49       President, Precept Transportation Services, L.L.C.
J. Livingston Kosberg.......................     62       Director
Sheldon I. Stein............................     46       Director
Robert Bazinet..............................     58       Director
J.D. Greco..................................     57       Director
Peter Trembath..............................     47       Senior Vice President and General Counsel and Secretary

         DARWIN DEASON has served as a Director since our formation in 1988 and since April, 1999 has served as Chairman of the Board of Directors. Mr. Deason also serves as Chairman of the Executive Committee of the Board of Directors. Mr. Deason is also currently the Chairman of the Board and Chief Executive Officer of Affiliated Computer Systems, Inc. ("ACS"). Prior to the formation of ACS, Mr. Deason spent 20 years with MTech, a data processing subsidiary of MCorp, a bank holding corporation based in Dallas, Texas ("MCorp"), serving as MTech's Chief Executive Officer and Chairman of the Board from 1978 until April 1988, and served on the board of various subsidiaries of MTech and MCorp. Prior to that, Mr. Deason was employed in the data processing department of Gulf Oil in Tulsa, Oklahoma. Darwin Deason is the father of Douglas R. Deason.

         DOUGLAS R. DEASON has served as our President and Chief Operating Officer since 1995. Mr. Deason joined Precept in 1991 and from 1993 through 1995 served as Executive Vice President of an operating subsidiary of Precept. For the seven years immediately prior to joining us, Mr. Deason was a senior commercial real estate broker with the Dallas branch of New York based Cushman and Wakefield. Douglas R. Deason is the son of Darwin Deason.

         WILLIAM W. SOLOMON, JR. has served as Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of Precept since June 1998. Prior to that, Mr. Solomon served as Vice President, Corporate Controller and Assistant Secretary of American Pad & Paper Company, a publicly traded company, from September 1996 to June 1998. From 1992 to 1996, Mr. Solomon was a Senior Manager with BDO Seidman LLP and Price Waterhouse LLP. From 1990 to 1992, Mr. Solomon was Chief Financial Officer and Controller at Eagle Hardware & Garden, a publicly traded home improvement retail company. From 1978 through 1990, Mr. Solomon was an employee of Ernst & Young LLP.

         D. PAUL CABRA served as President of Precept Business Products, Inc., the business products subsidiary of Precept, since July 1, 1998. Prior thereto, Mr. Cabra served as Executive Vice President of Sales and Operations for Precept from August 1997, as the Senior Vice President of Sales for Precept's Central, South and Eastern regions from 1993 to August 1997, and as Branch Manager from June 1991 to 1993. He was the Chief Executive Officer and sole shareholder of CABCO Business Forms, Inc., a business products distributor, which was acquired by Precept in 1991. Mr. Cabra has over 18 years experience in the business products industry.

         RONALD P. SORCI served as President of Precept Transportation Services, LLC, the transportation services subsidiary of Precept, since March 1998. Prior to this position, Mr. Sorci served as President and Treasurer (Chief Financial Officer) of USTS since August 1997. From July 1996 until his election as President of USTS, Mr. Sorci was the controller of USTS. Prior to joining USTS, Mr. Sorci was President and owner of RPS Executive Limousines Ltd., a luxury town car and limousine service.

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

         J. LIVINGSTON KOSBERG has served as Chairman of the Board of U.S. Physical Therapy, Inc. ("U.S. Physical Therapy") since April 1992 and as the Chief Executive Officer of that Company from April 1992 to August 1995. From September 1991 to June 1995, Mr. Kosberg also served as Chairman of the Board and was employed by Career Staff Unlimited, Inc., which is a national provider of temporary rehabilitation therapist staffing. Prior to April 1992, Mr. Kosberg was primarily engaged in managing personal investments through a variety of ventures and entities, including National Rehab Associates, Inc., the predecessor of U.S. Physical Therapy. Mr. Kosberg was Chairman of the Board from April 1990 to April 1992, and a member of the Board from May 1993 to March 1994, of BioMedical Waste Systems, Inc., a medical waste treatment company.

         SHELDON I. STEIN is a Senior Managing Director and oversees the U.S. Regional Investment Banking Operations of Bear Stearns & Co., Inc. Mr. Stein received a Bachelors degree Magna Cum Laude from Brandeis University where he was a member of Phi Beta Kappa and a J. D. from Harvard Law School. He is a director of CellStar Corporation, Fresh America Corp., Home Interiors &
Gifts, Inc., The Men's Wearhouse, Inc. and Tandycrafts, Inc. He is also a Trustee of the Greenhill School in Dallas and a Fellow of Brandeis University.

         ROBERT BAZINET has served as one of our Directors since 1998. He was previously President of Creative, which was acquired by Precept in September 1998. Mr. Bazinet founded Creative in 1984 and has more than 38 years' experience in the printed business products and document management services industry. Mr. Bazinet attended St. Mary's University in Halifax, Nova Scotia.

         J.D. GRECO has served as a Director of Precept since 1998. He was previously President of MBF, which was acquired by Precept in 1998. Mr. Greco's career in printed business products and document management services began when he joined Moore Business Forms in 1969. He received a BA degree in Marketing from Northeast Louisiana University in 1969.

         PETER H. TREMBATH, has served as Senior Vice President, General Counsel and Secretary of Precept since July 1999. From November, 1993 to December, 1998, Mr. Trembath served as Vice President, Secretary and General Counsel of Benson Eyecare Corporation and then its successor, Lumen Technologies, Inc. (f/k/a BEC Group, Inc.), both of which were publicly held corporations. He also served from March, 1997 to December, 1998 as Vice President, Secretary and General Counsel of Bolle, Inc., which was spun off publicly by Lumen Technologies in March of 1997. From January, 1999 through June, 1999, Mr. Trembath was engaged in the private practice of law and acted as an independent consultant. Prior to November, 1993, Mr. Trembath served for a number of years as Vice President, Secretary and General Counsel of BMC Industries, Inc., a publicly held corporation. Mr. Trembath received his B.A. (with highest honors and high distinction), M.A., and J.D. (cum laude) degrees from the University of Michigan.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

         The business of the Company is managed under the direction of the Board of Directors. The Board meets periodically on a scheduled basis to review significant developments affecting the Company and to act on matters requiring Board approval. It may from time to time also hold special meetings or act by unanimous written consent in lieu of a meeting when an important matter requires Board action. The Board of Directors met one time and acted four times by written consent during the fiscal year ended June 30, 1999.

         The Board of Directors has three standing committees, the Audit Committee, the Compensation Committee and the Executive Committee, and the full Board of Directors acts to nominate persons to serve on the Board. The functions of the committees, their current members and the number of meetings held during the fiscal year ended June 30, 1999 are described below.

         The functions performed by the Audit Committee include: recommending to the Board of Directors selection of the Company's independent accountants for the ensuing year; reviewing with the independent accountants and management the scope and results of the audit; reviewing the independence of the independent accountants; reviewing the independent accountants' written recommendations and corresponding actions by management; and meeting with management and the independent auditors to review the effectiveness of the Company's system of internal controls. The committee currently is composed of Robert N. Bazinet and J. Livingston Kosberg. The committee met one time during the 1999 fiscal year.

         The Compensation Committee administers the Company's 1996 Stock Option Plan and 1998 Stock Incentive Plan and reviews other matters regarding the compensation of employees of the Company. The committee currently is composed of Darwin Deason, J. Livingston Kosberg and Sheldon I. Stein. The committee met one time during the 1999 fiscal year.

         The function of the Executive Committee is to direct and manage the business and affairs of the Company in the intervals between meetings of the Board of Directors. The Executive Committee is empowered to act in lieu of the Board on any matter except that for which the Board has specifically reserved authority to itself and except for those matters specifically reserved to the full Board pursuant to the Texas Business Corporation Act (the "TBCA"). The Executive Committee currently comprises Darwin Deason (Chairman), J. Livingston Kosberg, and Douglas R. Deason. The Executive Committee acted by written consent seven times and did not meet during the 1999 fiscal year.

         During fiscal year ended June 30, 1999, each director attended more than 75% of the meetings of the Board of Directors and respective committees on which he served.

DIRECTORS' COMPENSATION

         Precept's directors, other than Darwin Deason, are not paid any cash compensation for serving on the Board of Directors of Precept, although Precept may in the future decide to pay directors' fees. Directors are reimbursed for their travel expenses in connection with meetings. However, Messrs. Stein and Kosberg have received grants, respectively, of 17,143 and 7,146 options under the 1998 Stock Incentive Plan, in consideration of consulting services provided to Precept and unrelated to their services as directors. For further information regarding remuneration paid to Darwin Deason, see, "Certain Relationships and Related Transactions", below.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

         The following table sets forth certain information regarding compensation paid during each of the Company's last three fiscal years to our Chief Executive Officer and each of the Company's other executive officers serving at the end of fiscal year ended June 30, 1999 whose salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers").

                                             SUMMARY COMPENSATION TABLE


                                                                               Long Term Compensation
                                                                               -----------------------
                                         Annual Compensation                   Awards                              Payouts
                                        ---------------------  ---------------------------------------    -------------------------
                                                                                            Securities
                                                               Other Annual   Restricted    Underlying     LTIP
                               Fiscal                          Compensation    Stock         Options/     Payouts     All Other
 Name and Principal Position    Year    Salary ($)  Bonus ($)      ($)(1)      Awards (2)     SARs (#)       ($)   Compensation ($)
----------------------------   ------   ----------  ---------  ------------   -----------   -----------   -------  ----------------
David L. Neely                  1999      300,000      --           --           --            --            --          --
Chairman and Chief Executive    1998      241,500     362,250       --           --            --            --          --
Officer (3)                     1997      241,500     279,700       --           --            --            --          --

Douglas R. Deason               1999      250,000     250,000       --           --            --            --          --
President and Chief Operating   1998      210,000     210,000       --           --            --            --          --
Officer                         1997      210,000     162,310       --           --            --            --          --

William W. Solomon, Jr.,
Executive Vice President,       1999      140,000     105,000       --           --          10,714          --          --
Chief Financial Officer,        1998           --          --       --           --            --            --          --
Treasurer and Asst. Secretary   1997           --          --       --           --            --            --          --

                                1999      175,000     175,000       --           --            --            --          --
D. Paul Cabra, President,       1998      141,783     100,000       --           --          28,571          --          --
Precept Business Products, Inc  1997       96,000      39,000       --           --            --            --          --

Ronald P. Sorci, President,     1999      173,750     175,000       --           --          28,571          --          --
Precept Transportation          1998           --          --       --           --            --            --          --
Services, LLC                   1997           --          --       --           --            --            --          --

-------------------------------

(1) None of the Named Executive Officers received personal benefits, securities or property in excess of the lesser of $50,000 or 10% of such individual's reported salary and bonus.

(2) Precept did not grant any restricted stock awards or SARs or long-term incentive plan payouts to the Named Executive Officers during the fiscal year ended June 30, 1999.

(3) Mr. Neely previously served Precept for a number of years in the indicated positions. He resigned in April, 1999.

           OPTIONS GRANTED AND EXERCISED DURING 1999 FISCAL YEAR AND
                         FISCAL YEAR END OPTION VALUES

         Except as indicated in the following table, Precept did not grant stock options or stock appreciation rights (SARs) to any of the Named Executive Officers during fiscal 1999:


                             OPTION/SAR GRANT TABLE


                                                                                       Potential realizable value at assumed
                                                                                      annual rates of stock price appreciation
                                          Individual Grants                                      for option term
                                          -----------------                           ----------------------------------------
                                Number of         Percent of total
                               securities           options/SARs
                               underlying            granted to      Exercise or
                                Options/           employees in       base price     Expiration
           Name             SARs granted (#)        fiscal year        ($/Sh)           date           5% ($)           10% ($)
           ----             ----------------      ----------------   -----------     -----------     --------          ---------
David L. Neely                     -0-                  --              --             --               --                --

Douglas R. Deason                  -0-                  --              --             --               --                --

William W. Solomon, Jr.           10,714               1.8%           $14.88         Sept., 2003       $44,057           $97,331

D. Paul  Cabra                    28,571               4.7%           $14.88         Sept., 2003      $230,676          $259,551
Ronald P. Sorci                   28,571               4.7%           $14.88         Sept., 2003      $230,676          $259,551

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON
EXECUTIVE COMPENSATION

         The Company's executive compensation program is administered by the Compensation Committee of the Board of Directors. The Compensation Committee is responsible for administering our 1998 Stock Incentive Plan and approving compensation plans for our senior executives, including recommending to the Board of Directors policies and plans concerning salaries, bonuses and other compensation for all executive officers. The Committee members presently include Darwin Deason, Sheldon I. Stein and J. Livingston Kosberg. Mr. Deason has received remuneration from the Company during fiscal 1999 for his services as Chairman of the Board, while Messrs. Stein and Kosberg are both independent non-employee directors. See, "Executive Compensation and Other Information - Directors' Compensation" and "Certain Relationships and Related Transactions". During fiscal 1999, David L. Neely, the Company's former Chief Executive Officer, was also a member of the Committee until his resignation in April, 1999. The Committee is committed to a strong, positive link between business, performance and strategic goals, and compensation and benefit programs.

         EXECUTIVE COMPENSATION. The objective of the Precept executive compensation program is to attract and retain qualified, motivated executives and to closely align their financial interests with both the short and long-term interests of the Precept shareholders. The executive compensation program is intended to provide our executive officers with overall levels of compensation that are competitive within the business services industry, as well as within a broader spectrum of companies of similar size and complexity.

         The three principal components of the Precept executive compensation program are base salary, annual incentive bonus opportunities, and stock options.

         BASE SALARIES. Each executive officer's base salary is reviewed annually and is subject to adjustment on the basis of individual, corporate, and business unit performance, as well as competitive and inflationary considerations.

         INCENTIVE BONUS. Incentive bonus payments for executive officers other than the Chief Executive Officer and Chief Operating Officer are made at the end of each fiscal year based upon the achievement of consolidated financial criteria and business unit financial criteria, all of which are established informally by the Board of Directors of Precept. Compensation for the Chief Executive Officer and Chief Operating Officer of Precept consisted of a base salary and bonus compensation. Bonus compensation of such officers was substantially dependent on the achievement of three targeted financial measures: consolidated revenues, consolidated earnings before interest, taxes and depreciation, and consolidated pre-tax earnings. During fiscal year 1999, Precept achieved 100% of such measures. For fiscal year 1999, executive officers were eligible to receive maximum bonuses of between 50% and 100% of salary provided certain financial goals were met.

         1998 STOCK INCENTIVE PLAN

         In order to provide greater flexibility for incentive based compensation, the Board of Directors and shareholders of Precept adopted the 1998 Stock Incentive Plan (the "1998 Plan") in February of 1998. The 1998 Plan is administered by the Compensation Committee, which determines the individuals eligible to receive awards under the 1998 Plan, the types and number of awards to be granted, the terms and conditions of such awards (including, for example, with respect to options, the exercise price, exercise date, any restrictions on exercise), and prescribes the forms of award agreements. Employees (including employee directors) of and consultants to Precept and any parent or subsidiary of Precept as well as outside directors of Precept are eligible to receive awards under the 1998 Plan. The 1998 Plan permits the grant of nonstatutory stock options, "stock purchase rights", stock appreciation rights, deferred stock, dividend equivalents and awards of restricted stock. The 1998 Plan also permits the grant of Incentive Stock Options to employees. The maximum aggregate number of shares of Class A Common Stock available for issuance under the 1998 Plan is currently 857,143. In fiscal 1999, the Company granted an aggregate of 105,509 stock options to its officers an directors under the 1998 Plan.

         Precept's shareholders, at the next Annual Meeting of Shareholders, will be asked to approve an amendment to increase the total number of shares of Class A Common Stock that may be awarded to participants under the 1998 Plan by 800,000 shares, to a total of 1,657,413 shares. In connection with such amendment, the 1998 Plan would be amended to increase from 12.5% to 19.0% the total number of shares of Class A Common Stock outstanding from time to time that (a) remain available for issuance under the 1998 Plan, (b) are subject to existing grants under the 1998 Plan, or (c) are subject to previously existing options under the Company's prior 1996 Stock Option Plan (the "1996 Plan"). Precept is seeking shareholder approval of the amended 1998 Plan in order to comply with the requirements of Section 422 and Section 162(m) of the Internal Revenue Code (the "Code") in order for compensation paid under the 1998 Plan to be deductible by Precept irrespective of the $1.0 million limit in such Section. Shareholder approval is also required by the Nasdaq Stock Market in order for shares of Class A Common Stock issued to directors and officers under the 1998 Plan to be listed for trading thereunder. In addition, the amended 1998 Plan includes certain amendments, for which shareholder approval is not required and will not be sought, to provide the Board of Directors greater flexibility in its administration of the 1998 Plan, including granting the plan administrator discretionary authority to determine whether and how existing options should be adjusted in the event of major acquisitions, divestitures, mergers, changes of control or other significant corporate events. These administrative amendments will be effected whether or not the increase in shares reserved for issuance under the 1998 Plan is approved by Precept's shareholders and will apply only to option grants made after the effective date of the amendment.

         Precept's management and Board of Directors believe that the proposed increase in the number of shares available for grant under the 1998 Plan is necessary in order to provide a sufficient number of shares of Class A Common Stock to incentivize current employees and new employees who may be joining Precept, as well as to assist in the negotiation of potential future acquisitions. Precept believes that key employees should have a stock interest in Precept, thereby tying their financial interest to Precept's performance, and that the proposed increase in the number of shares available for issuance under the 1998 Plan will provide a useful vehicle for rewarding performance and thereby tying employees' compensation to the Company's performance.

         Prior to the proposed amendment of the 1998 Plan, there are 857,413 shares of Class A Common Stock reserved for issuance under the plan. Of this number, as of the Record Date, approximately 365,000 shares of Class A Common Stock remained available for issuance under the 1998 Plan.

         OTHER EMPLOYEE BENEFIT PLANS

         Precept has a contributory retirement and savings plan which covers eligible employees and meets the requirements of Section 401(k) of the Internal Revenue Code. The plan also allows us to make a discretionary contribution by Precept as determined by our Precept's Board of Directors. There have been no contributions made by Precept to date.

         EMPLOYMENT AGREEMENTS

         As a general rule, Precept does not enter into written employment agreements with its executive officers. In connection with the acquisition of substantially all of the assets of USTS, the Company entered into an employment agreement, dated March 19, 1998, with Mr. Sorci. The agreement provides for an initial employment term of five years, annual base salary (set initially at $170,000) and an annual bonus based on the Company achieving Board-approved financial goals.

Submitted by the Compensation Committee
of the Board of Directors:

Darwin Deason
J. Livingston Kosberg
Sheldon I. Stein

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         During fiscal 1999, the members of the Compensation Committee were primarily responsible for determining executive compensation and matters relating to stock options, although certain of such matters were discussed by the full Board of Directors. David L. Neely, who was an executive officer of the Company as well as a director, participated in such discussions as a member of the Compensation Committee until his resignation in April, 1999. See, also, "Executive Compensation and Other Information -- Report of the Compensation Committee of the Board of Directors on Executive Compensation". The Company believes that the transactions described above are beneficial to the Company and are on terms as favorable to the Company as could be obtained from unaffiliated third parties. Such transactions are expected to be continued in the future, with review of and the approval required by the independent members of the Board of Directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In connection with the spinoff of Precept from its former parent company, ACS, in 1994, Precept entered into a Reciprocal Services Agreement (the "Services Agreement") with ACS, effective June 30, 1994, pursuant to which Precept sells business products and provides package delivery services to ACS. The Services Agreement was amended on May 1, 1998 to extend the term as set forth below. Precept received approximately $5,400,000 and $4,300,000 from ACS in fiscal 1999 and fiscal 1998, respectively. In addition to the foregoing, ACS provided data processing services to Precept pursuant to the Services Agreement. Precept incurred expenses of approximately $300,000 to ACS in each of fiscal 1999 and fiscal 1998 for these services. Pricing for ACS services provided to Precept was no less than ACS' direct costs attributable to such services. Precept discontinued the purchase of these services from ACS on June 30, 1998. The Services Agreement contains the agreements of ACS and Precept to use reasonable efforts to recommend the services of the other company to their customers and prospects. The Services Agreement, which had an initial term of one year, was extended through April 30, 2005, and thereafter automatically renews for additional consecutive one-year periods. The Services Agreement may be terminated by ACS or Precept upon 180 days' written notice given prior to June 30 of any year during the term of the Services Agreement. Mr. Darwin Deason, a director and Chairman of the Executive Committee of Precept, is Chairman and Chief Executive Officer of ACS.

         During fiscal 1996, Precept loaned each of David L. Neely, Chairman and Chief Executive Officer and Douglas R. Deason, President, Chief Operating Officer and a Director, $379,988, the proceeds of which were used solely to acquire shares of Precept Class A Common Stock from shareholders. The loans were evidenced by notes which become due upon the earlier of (i) June 8, 2005, (ii) upon the sale or transfer of the shares of Precept Class A Common Stock purchased with the proceeds or (iii) upon termination of the employment of the maker of the particular note prior to June 8, 2000. Each of the notes was secured by the shares of Precept Class A Common Stock purchased with the proceeds of each loan. Interest accrued at the 90-day U.S. Treasury Bill Rate as stated on June 8 of each year. In lieu of cash payment, annually on June 8, interest was added to the then outstanding principal amount of the note. The notes were paid in full during fiscal 1998.

         In an effort to focus on its core business, Precept consummated the following transactions in connection with the discontinuation of the business, real estate construction and investments, respectively, of Precept Builders, Inc ("Builders") and Precept Holdings, Inc. ("Holdings"), two subsidiaries of the Company that performed real estate and related construction activities.

         During fiscal year 1998, Precept decreased its ownership percentage in Builders as the result of a private placement of common stock by Builders, which offering was directed solely to (a) the other shareholders of Builders other than Precept, (b) the existing shareholders of Precept and (c) any of their affiliates or assignees. Darwin Deason, a Director and the Chairman of the Executive Committee of Precept, acquired the full amount of the private placement, the other offerees having waived their right to purchase their pro rata portion of the shares in the offering. Precept's percentage ownership in Builders decreased from 90.5% to 1.8% of the total outstanding stock of Builders, and Darwin Deason holds approximately 98% of the total outstanding stock of Builders. By participating in the offering by Builders, Darwin Deason also agreed (i) to guarantee, if required, existing and future performance bonds securing Builders' construction projects, and (ii) to provide to the companies issuing the performance bonds letters of credit up to $7 million securing Builders obligations. These guarantees were previously provided by Precept, Darwin Deason and certain of Precept's affiliates.

         During fiscal year 1998, the Company disposed of the majority of the assets of Holdings in order to effect its focus on core operations.

         Ranch property located in Bells, Texas (the "Bells Property") owned by Holdings was sold to D3 Holdings, Inc., ("D3 Holdings"), a corporation controlled by Darwin Deason, a former Director and prior Chairman of Precept's Executive Committee, Douglas Deason, Precept's President and Chief Operating Officer and David Neely, Chairman and the Chief Executive Officer of Precept, for $1,200,000 in cash. It is estimated that the purchase price paid to Holdings for the Bells Property, together with the terms and structure of the purchase was approximately equal to the estimated fair market value of the Bells Property at the time of the sale. Precept subsequently entered into a five year lease for a more limited use of the Bells Property with variable monthly rental payments, the amount of which was approximately $10,000 per month. Effective August 1, 1999, this lease was terminated and all expenses were assumed by Darwin Deason.

         In 1992, Holdings purchased a building in Dallas for development into condominiums for sale or lease. In April 1994, Darwin Deason leased a one-floor condominium in the building as his residence under an 18-month lease (which was subsequently modified). The lease contained an obligation of Mr. Deason to purchase the condominium for the estimated fair market value of the condominium. During the lease term and prior to the sale of the condominium, Mr. Deason received a waiver of lease payments, the benefit of which was approximately $9,400 per month. In September 1998, one full-floor condominium and one half-floor condominium were sold to Darwin Deason for approximately $1.6 million in cash, which is the estimated fair market value for the condominiums.

         During September 1998, Darwin Deason purchased from Holdings (i) certain real estate located at 72-191 Highway 111, Palm Desert, California (the "Palm Desert Property") for $1,025,125 in cash and (ii) a 49% interest in CCC&D Corp., (which represents all of Precept's interest in such entity), a privately held company operating a restaurant on the Palm Desert Property for $90,000 in cash.

         Darwin Deason, a director and the Chairman of the Executive Committee of Precept, has entered into proxy agreements with David L. Neely, former Chief Executive Officer of the Company, and Douglas Deason, President and Chief Operating Officer of the Company (and Darwin Deason's son), whereby Darwin Deason controls the votes that may be cast with shares of Class A Common Stock owned by them. Such agreement continues until the majority shareholder's death or his disability, whichever event occurs first.

         Darwin Deason, Precept and ACS, along with two other investors, are the stockholders of DDH Aviation, Inc. ("DDH"), a startup corporate airplane brokerage firm organized in late 1997. On a fully diluted basis, Mr. Deason owns over one-third of the equity interests in DDH and Precept, which invested $99,900, owned approximately a 3% equity interest. Darwin Deason is the Chairman of the Board and Douglas Deason is a director of the five-member board of directors of DDH. Effective July 1, 1999, Precept divested its interest in DDH for a cash payment equal to its initial investment plus accrued interest.

         In fiscal year 1998, Precept entered into a separation agreement and general release agreement with USTS's former chairman, Michael Margolies, which provided for the resignation of Michael Margolies from Precept's board of directors in exchange for monthly payments of $21,075 through March 2000. In July 1998, Precept sold the owned and leased buses of one of its subsidiaries to Michael Margolies in exchange for a reduction of $593,000 in Precept's note payable to Mr. Margolies.

         In fiscal years 1999 and 1998, the Company purchased goods and services amounting to $1.4 million and $1.1 million, respectively, at prices which management considered to be arms' length fair market values, from supplier companies which were owned by family members of the Company's Chairman, its former chief executive officer and its current chief operating officer.

         During fiscal year 1999, the Company paid its current Chairman $158,041 in fees for his services performed as Chairman of the Executive Committee and of the Board of Directors.

         The Company has entered into a separation agreement with David L. Neely, its former Chairman and Chief Executive Officer, who resigned in April, 1999, pursuant to which the Company agreed to continue Mr. Neely's salary for a one year period following the termination of his employment. Mr. Neely has agreed not to compete with the Company for a five year period.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         Certain of the shares offered hereby are owned by and offered for the accounts of Stephen A. DiMarco, AAA Guaranteed On-Time Service, L.L.C., FineLine Business Forms, L.L.C., GBL Graphics, Inc., John J. Rose, West Worldwide Industries, Robert Bazinet and Edward Curtis. We will not receive any of the proceeds from the sale of such shares. The selling shareholders received their shares of Class A Common Stock in connection with our acquisitions of the Ambassador Companies, AAA Guaranteed On-Time Service, L.L.C., FineLine Business Forms, L.L.C., GBL Graphics, Inc., Garden State Leasing & Rent-A-Car, Inc. and Creative.


         The following table sets forth certain information as of November 8, 1999 with respect to the shares of Class A Common Stock and Class B Common Stock beneficially owned by (1) shareholders known to us to own more than 5% of the outstanding shares of such classes; (2) each of our directors and executive officers; and, (3) all of our executive officers and directors as a group. The persons named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them, unless otherwise noted.

                                              Class A Common Stock (1)            Class B Common Stock (2)
                                           -----------------------------        ---------------------------
Name and Address of                          Number           Percent of         Number          Percent of
Beneficial Owner (3)                        of Shares          Class (4)        of Shares         Class (4)
--------------------                       -----------        -----------       ---------        ----------
Darwin Deason                              3,533,669(5)           38.6%           592,142            100%

Douglas R.Deason                             729,929(6)              8%                --             --

William W. Solomon, Jr.                           --                --                 --             --

D. Paul Cabra                                148,481               1.6%                --             --

Ronald L. Sorci                                2,786                 *                 --             --

J. Livingston Kosberg                        162,215(7)            1.8%                --             --

Sheldon I. Stein                                  --                --                 --             --

Robert N. Bazinet                            541,295               5.9%                --             --

J. D. Greco                                  519,213               5.7%                --             --

Peter H. Trembath                              4,200                 *                 --             --

All Directors and Officers as a Group      4,325,620(5)           47.2%(5)        592,142            100%

Beneficial Owners of more that
5% of Precept Common Stock

First Nationwide Bank                        469,466               5.1%                 0              0%

David L. Neely(9)                            735,788               8.0%                 0              0%

Selling shareholders:

Stephen A. DiMarco                           541,342               5.9%                --             --

AAA Guaranteed
  On Time Service, L.L.C                      55,696                 *                 --             --

FineLine Business
  Forms, L.L.C                                19,048                 *                 --             --

GBL Graphics, Inc.                            56,667                 *                 --             --

Robert Bazinet                               541,295               5.9%                --             --

John J. Rose                                 318,674               3.5%                --             --

Edward Curtis                                 78,004                 *                 --             --

West Worldwide Industries                      1,900                 *                 --             --

                                           Shares Beneficially Owned                              Shares Beneficially Owned
                                             Prior to the Offering                                  After the Offering
                                      -------------------------------------                    ------------------------------
                                       Total Number of         Percent of
Name and Address of                   Class A and Class        Total Voting        Shares       Number of          Percent of
Beneficial Owner (3)                       B Shares              Power (1)         Offered        Shares            Class (4)
--------------------                  ------------------       ------------        -------     ------------        ----------
Darwin Deason                              4,125,811(5)           62.7%                --      4,125,811(5)           62.7%

Douglas R.Deason                             729,929(6)            4.8%                --        729,929(6)            4.8%

William W. Solomon, Jr.                           --                --                 --             --                --

D. Paul Cabra                                148,481                 *                 --        148,481                 *

Ronald L. Sorci                                2,786                 *                 --          2,786                 *

J. Livingston Kosberg                        162,215(7)            1.0%                --        162,215(7)            1.0%

Sheldon I. Stein                                  --                --                 --             --                --

Robert N. Bazinet                            541,295                 *            437,758        103,537                 *

J. D. Greco                                  519,213               3.4%                --        519,213               3.4%

Peter H. Trembath                              4,200                 *                 --          4,200                 *

All Directors and Officers as a Group      4,917,762(5)           67.9%(5)             --      4,917,762(5)           67.9%(5)

Beneficial Owners of more that
5% of Precept Common Stock

First Nationwide Bank                        469,466               3.1%                --        469,466               3.1%

David L. Neely(9)                            735,788               4.9%                --        735,788               4.9%

Selling shareholders:

Stephen A. DiMarco                           541,342                --            541,342             --                --

AAA Guaranteed
  On Time Service, L.L.C                      55,696                --             55,696             --                --

FineLine Business
  Forms, L.L.C                                19,048                --             19,048             --                --

GBL Graphics, Inc.                            56,667                --             56,667             --                --

Robert Bazinet                               541,295               3.6%           437,758        103,537                --

Edward Curtis                                 78,004                 *             66,785         11,219                --

John J. Rose                                 318,674               2.1%           169,188        149,486                --

West Worldwide Industries                      1,900                 *              1,900             --                --

-------------------
*        Less than 1%

(1) The information set forth for Class A Common Stock does not include the shares of Class B Common Stock of such holder which are convertible, at any time and from time to time, into shares of Class A

         Common Stock on a share-for-share basis. However, the information set forth in the columns labeled "Percent of Total Voting Power" assumes that the holder of Class B Common Stock is entitled to ten votes for each such share held in his or her name. The information set forth in this table does not include options to purchase shares of Class A Common Stock, which options are not exercisable within sixty days of the date hereof.

(2) Each share of Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis at any time.

(3) The address of each director and officer is in care of us at 1909 Woodall Rodgers Freeway, Suite 500, Dallas, Texas 75201.

(4) Based on 9,161,753 shares of Class A Common Stock and 592,142 shares of Class B Common Stock outstanding at November 8, 1999.

(5) Includes 2,090,385 shares of Class A Common Stock for which Mr. Deason has been granted proxies to vote, including the shares of Class A Common Stock held by Douglas R. Deason, C. Paul Cabra and David L. Neely and reflected in the above table. The share totals and percentages of class and total voting power shown for All Directors and Officers of the Company in the above have been adjusted to avoid double counting any shares subject to any such proxies granted by current officers or directors of the Company.

(6) Includes 90,125 shares of Class A Common Stock owned by a trust for the benefit of Douglas R. Deason's children and for which Darwin Deason serves as Trustee. Darwin Deason and Douglas R. Deason disclaim beneficial ownership of such shares.

(7) Held by the J. Livingston Kosberg Trust of which Mr. Kosberg is the sole trustee.

(8) Mr. Neely served the Company as its Chairman and Chief Executive Officer for a number of years. He resigned his positions in April, 1999.

                            DESCRIPTION OF SECURITIES

         Our total authorized capital stock consists of 100,000,000 shares of Class A Common Stock, par value $.01 per share, 10,500,000 shares of Class B Common Stock, par value $.01 per share and 3,000,000 shares of Preferred Stock, par value $1.00 per share. As of November 8, 1999, there were 9,161,753 outstanding shares of Class A Common Stock held by approximately 3,000 shareholders of record, 592,142 outstanding shares of Class B Common Stock held by one shareholder of record and 3,200 outstanding shares of Preferred Stock held by five shareholders of record. The following descriptions of the capital stock are qualified in all respects by reference to our Articles of Incorporation and Bylaws.

         As provided in our Articles of Incorporation, no shareholder is entitled to preemptive rights or cumulative voting rights. Our board of directors also has the authority to fix or alter the powers, designations, preferences and relative, participating, optional or other special rights of all classes of our capital stock; provided, however, that the board of directors may not amend the terms of Class A Common Stock to provide greater powers, preferences and rights than provided in our Articles of Incorporation.

CLASS A COMMON STOCK

         Each holder of Class A Common Stock is entitled to one vote for each share held of record on all matters submitted to the shareholders as a single class with the holders of Class B Common Stock. The Class A Common Stock does not have any conversion rights and is not subject to redemption. After dividends have been declared and set aside for payment or paid on any series of Preferred Stock, each holder of Class A Common Stock and Precept Class B Common Stock is entitled to receive and to share equally in, when, as and if declared by the board of directors, dividends per share, out of the funds legally available therefore, in such amounts as the board of directors may from time to time fix and determine. Upon liquidation, dissolution or winding up of our affairs, whether voluntary of involuntary, after there has been paid or set apart for the holders of any series of Preferred Stock having a preference over the Class A Common Stock or Class B Common Stock, the holders of Class A Common Stock and Class B Common Stock are entitled to receive and to share equally in all of our assets available for distribution to the shareholders. All outstanding shares of Class A Common Stock are fully paid and nonassessable. The shares of Class A Common Stock trade together with certain stock purchase rights pursuant to that certain Rights Agreement described more fully below. See "Rights Agreement; Rights to Purchase Shares of Class A Common Stock," below.

CLASS B COMMON STOCK

         Each holder of Class B Common Stock is entitled to ten votes for each share held of record on all matters submitted to the shareholders as a single class with the holders of Class A Common Stock. Each share of Class B Common Stock is convertible at any time at the option of and without cost to the holder of Class B Common Stock into one fully paid and nonassessable share of Class A Common Stock by surrendering the certificate of Class B Common Stock. In the case of a consolidation or merger of Precept as a result of which the holders of Class A Common Stock are entitled to receive cash, stock or other securities or property with respect to an exchange of the Class A Common Stock, each holder of Class B Common Stock shall have the right to convert such share into the kind and amount of cash, shares of stock or other securities or property receivable by each holder of Class A Common Stock. No holder of Class B Common Stock may transfer such share whether by sale, assignment, gift, bequest, appointment or otherwise except to certain permitted transferees, and upon death of such holder of Class B Common Stock, the Class B Common Stock shall automatically be converted into Class A Common Stock. All outstanding shares of Class B Common Stock are fully paid and nonassessable and are not subject to redemption.

         No person or entity holding shares of Class B Common Stock (a "Class B Holder") may transfer such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, except to a Permitted Transferee (as hereinafter defined). In the case of a Class B Holder who is a natural person and the beneficial owner of shares of Class B Common Stock to be transferred, a Permitted Transferee consists of (1) such Class B Holder's spouse; provided, however, that upon divorce any Class B Common Stock held by such spouse shall automatically be converted into Class A Common Stock, (2) any lineal descendant of any great-grandparent of such Class B Holder, including adopted children, and such descendant's spouse (such descendants and their spouses, together with such Class B Holder's spouse, are referred to as "family members"), (3) the trustee of a trust for the sole benefit of such Class B Holder or any of such Class B Holder's family members, (4) any charitable organization established by such Class B Holder or any of such Class B Holder's family members and (5) any partnership made up exclusively of such Class B Holder and any of such Class B Holder's family members or any corporation wholly-owned by such Class B Holder and any of such Class B Holder's family members; provided that, if there is any change in the partners of such partnership or in the shareholders of such corporation that would cause such partnership or corporation no longer to be a Permitted Transferee, any Class B Common Stock held by such partnership or corporation shall automatically be converted into Class A Common Stock. In the case of a Class B Holder that is a partnership or corporation, a Permitted Transferee consists of (1) such partnership's partners or such corporation's stockholders, as the case may be, (2) any transferor to such partnership or corporation of shares of Class B Common Stock after the record date of the initial distribution of Class B Common Stock and (3) successors by merger or consolidation. In the case of a Class B Holder that is an irrevocable trust on the record date of the distribution of Class B Common Stock, a Permitted Transferee consists of (1) certain successor trustees of such trust, (2) any person to whom or for whose benefit principal or income may be distributed under the terms of such trust or any person to whom such trust may be obligated to make future transfers, provided such obligation exists prior to the date such trust becomes a holder of Class B Common Stock and (3) any family member of the creator of such trust. In the case of a Class B Holder that is any trust other than an irrevocable trust on the date of the distribution of Class B Common Stock, a Permitted Transferee consists of (1) certain successor trustees of such trust and (2) the person who established such trust and such person's Permitted Transferees. Upon the death or permanent incapacity of any Class B Holder, such holder's Class B Common Stock shall automatically be converted into Class A Common Stock. All shares of Class B Common Stock will automatically convert into shares of Class A Common Stock on the ninetieth day after the death of Darwin Deason or upon the conversion by the Deason International Trust of all Class B Common Stock beneficially owned by Mr. Deason into shares of Class A Common Stock.

         Shares of Class B Common Stock are freely transferable among Permitted Transferees, but any other transfer of Class B Common Stock will result in its automatic conversion into Class A Common Stock. The restriction on transfers of shares of Class B Common Stock to other than a Permitted Transferee may preclude or delay a change in control of Precept.

PREFERRED STOCK

         The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by shareholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any such Preferred Stock could adversely effect the rights of the holders of Class A Common Stock and Class B Common Stock and, therefore, reduce the value of the Class A Common Stock and Class B Common Stock. The ability of the Board of Directors to issue Preferred Stock could discourage, delay or prevent a takeover of Precept.

RIGHTS AGREEMENT; RIGHTS TO PURCHASE SHARES OF CLASS A COMMON STOCK

         On February 2, 1998 our Board of Directors declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was made on February 9, 1998 (a "Record Date") to the shareholders of record at the close of business on that date. Each Right entitles the registered holder to purchase from us one share of Class A Common Stock, at a price of $350.00 (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of February 9, 1998 (the "Rights Agreement") between Precept and Continental Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (1) ten Business Days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Class A Common Stock (an "Acquiring Person") or (2) ten Business Days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Class A Common Stock (the earlier of such dates being the "Distribution Date"), the Rights will be evidenced, with respect to any of the certificates for Common Stock outstanding as of the Record Date, by such certificates for the Common Stock with a copy of a Summary of Rights attached to the certificate. Additional Rights will be issued in respect of all shares of Common Stock that are issued after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date, including the Shares issued in the Transfer.

         The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding even without such notation or a copy of a Summary of Rights being attached to such Certificate, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on February 9, 2008, (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by Precept, in each case, as described below.

         The Purchase Price payable and the number of shares of Class A Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Class A Common Stock, (2) upon the grant to holders of the Class A Common Stock of certain rights or warrants to subscribe for or purchase Class A Common Stock at a price or securities convertible into Class A Common Stock with a conversion price less than the then current market price of the Class A Common Stock; (3) upon the distribution to holders of the Class A Common Stock of evidences of indebtedness or assets or of subscription rights or warrants (other than those referred to above); or (4) upon any of the foregoing happens with respect to the Class B Common Stock.

         In the event that any person or entity becomes an Acquiring Person (the beneficial owner of 15% or more of the Class A Common Stock), provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will then be void), will have the right to receive upon exercise that number of shares of Class A Common Stock having a market value of two times the applicable exercise price of the Right.

         The Rights Agreement excludes from the definition of Acquiring Person, Persons who certify to us that they inadvertently acquired in excess of 14.9% of the outstanding Class A Common Stock and thereafter divest such excess Class A Common Stock or who acquire 15% or more of the Class A Common Stock in a Permitted Transaction. A "Permitted Transaction" is a stock acquisition or tender or exchange offer pursuant to a definitive agreement which would result in a person beneficially owning 15% or more of the Class A Common Stock and which has been approved by the Board of Directors (including a majority of the Directors not in association with an Acquiring Person) prior to the execution of the agreement or the public announcement of the offer.

         In the event that we are acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right will have the right to receive, upon the exercise of the Right at the then applicable exercise price, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the applicable exercise price of the Right.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Class A Common Stock will be issued and, in lieu of such fractional shares, an adjustment in cash will be made based on the market price of the Class A Common Stock on the last trading day prior to the date of exercise.

         After a person becomes an Acquiring Person, our Board of Directors may exchange the Rights, other than those Rights owned by the Acquiring Person, in whole or in part, at an exchange ratio of one share of Class A Common Stock per Right, subject to adjustment. However, the Board of Directors cannot conduct an exchange at any time after any Person, together with its Affiliates and Associates, becomes the Beneficial Owner of 50% or more of the outstanding Class A Common Stock.

         At any time prior to any Person becoming an Acquiring Person, a Requisite Majority may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"). In addition, the Board of Directors may extend or reduce the period during which the Rights are redeemable, so long as the Rights are redeemable at the time of such extension or reduction. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, except that from and after the Distribution Date no such amendment may adversely affect the economic interests of the holders of the Rights.

         Until a Right is exercised, the holder of the Right, as such, will have no rights as a shareholder of Precept, including, without limitation, the right to vote, or to receive dividends.

REGISTRATION RIGHTS

         Holders of approximately 976,000 shares of Class A Common Stock have certain rights to have such shares registered under the Securities Act pursuant to the terms of agreements between such holders and us. Specifically, such holders have the one-time right to demand that we use our best efforts to register all their shares of Class A Common Stock. Additionally, if at any time we propose to register our securities under the Securities Act (other than on a Form S-4 or Form S-8), we must notify the holders of such proposed offering, and, upon their request we must use our best efforts to register all shares of Class A Common Stock owned by the holders. In such instances, we are responsible for the expenses related to the registration of such shares.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

         Our Articles of Incorporation provide that to the fullest extent permitted by applicable law, a director will not be liable to us or our shareholders for monetary damages for an act or omission in the director's capacity as a director.

         The TBCA permits the indemnification of directors, employees, officers and agents of Texas corporations. Our Articles and Bylaws provide that we shall indemnify any person to the fullest extent permitted by law. Under the TBCA, an officer or director may be indemnified if he acted in good faith and reasonably believed that his conduct (1) was in our best interests and if he acted in his official capacity or (2) was not opposed to our best interests in all other cases. In addition, the indemnitee may not have reasonable cause to believe that his conduct was unlawful in the case of a criminal proceeding. In any case, the indemnitee may not have been found liable to us for improperly receiving a personal benefit or for willful or intentional misconduct in the performance of his duty to us. We (1) must indemnify an officer or director for reasonable expenses if he is successful,
(2) may indemnify an officer or director for such reasonable expenses unless he was found liable for willful or intentional misconduct in the performance of his duty to us and (3) may advance reasonable defense expenses if the officer or director undertakes to reimburse us if he is later found not to satisfy the standard for indemnification expenses. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. This provision in the Articles does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of nonmonetary relief would remain available under Texas law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

TRADING MARKET, TRANSFER AGENT AND REGISTRAR

         Our Class A Common Stock is traded on the Nasdaq SmallCap Market under the symbol "PBSI." The transfer agent and registrar for the Class A Common Stock is Continental Stock Transfer and Trust Company.

TEXAS ANTI-TAKEOVER LAW AND CERTAIN PROVISIONS

         Certain provisions of our Articles and Bylaws may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider being in such shareholder's best interest. This includes attempts that might result in a premium over the market price for the Class A Common Stock. In this regard, our Articles provide that the removal of any director or directors, with or without cause, requires the affirmative vote of at least 80% of the combined voting stock. This provision would restrict the ability of a party to gain control of our Board by acquiring a majority of our voting stock, removing all of the directors and then replacing them with the directors seeking to benefit such party. Additionally, our Bylaws provide that the number of directors shall be fixed, from time to time, by resolution of the Board. Currently, our Board is divided into three classes of directors that are elected for staggered three-year terms. Thus, in any given year, only a portion of our directors would be eligible for election, thereby eliminating the ability of a hostile party to gain control of our Board in a single proxy contest. This makes any unsolicited takeover attempt (including an attempt that is in our shareholders' best interest) more expensive and more difficult. Our Bylaws provide for advance notice procedures with respect to the submission by shareholders of proposals to be acted on at shareholder meetings and of nominations of candidates for election as directors. The establishment of such procedures removes any ambiguity with respect to how matters can be so submitted by shareholders. Further, our Articles permit the Board to establish by resolution one or more series of preferred stock and to establish the powers, designations, preferences and relative, participating, optional, or other special rights of each series of preferred stock. The preferred stock could be issued on terms that are unfavorable to the holders of Class A Common Stock or that could make a takeover or change in control more difficult. Further, we have instituted a shareholder rights plan, which plan may have the effect of discouraging an unsolicited takeover proposal. Moreover, we are subject to the Texas Business Combination Law, which places restrictions on certain business combinations with certain shareholders that could render a change in control more difficult. The Articles and Bylaws, together with the provision of shareholder rights plan and Texas law, may have the effect of discouraging a future takeover attempt by a third party that is not approved by the Board and render the removal of the incumbent management more difficult.

                         SHARES ELIGIBLE FOR FUTURE SALE

         Future sales of Class A Common Stock by shareholders pursuant to Rule 144 under the Securities Act could have an adverse effect on the market price of our securities.

            As of November 8, 1999, 9,161,753 shares of Class A Common Stock and 592,142 shares of Class B Common Stock were outstanding. In addition, as of November 8, 1999 we had outstanding warrants and options to purchase 535,562 shares of Class A Common Stock. We believe that the remaining shares outstanding are freely transferable without restriction or further registration under the Securities Act, except for any shares held by our "affiliates," as defined in Rule 144 under the Securities Act. In general, under Rule 144, subject to the satisfaction of certain other conditions, an affiliate is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Class A Common Stock is quoted on the Nasdaq, the average weekly trading volume during the four calendar weeks preceding the sale. The holders of approximately 976,000 outstanding shares have certain rights to have shares registered under the Securities Act pursuant to the terms of agreements between such holders and us. The resale of 672,753 of those 976,000 shares are being registered by a Registration Statement on Form S-1 which will be filed by the Company on or about the date of this Prospectus. We believe that the remaining shares are freely tradeable, subject in certain cases to the restrictions of Rule 144. In addition, we have filed a registration statement on Form S-8 to register a total of 903,557 shares of Class A Common Stock, which is all shares reserved for issuance under our 1998 Stock Incentive Plan, as well as shares underlying certain options granted under a prior stock option plan.

         No assurance can be made as to the effect, if any, that sales of shares of Class A Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Class A Common Stock may be sold in the public market may adversely affect prevailing market prices for the Class A Common Stock and could impair our ability to raise capital in the future through the sale of equity securities.

                              PLAN OF DISTRIBUTION

         This Prospectus covers up to 1,348,384 shares of Class A Common Stock held by the selling shareholders listed under "Principal and Selling Shareholders" on page 40. For purposes of this discussion regarding the plan of distribution, "selling shareholders" includes donees and pledgees selling shares received from a named shareholder after the date of this Prospectus.

         We will not receive any of the proceeds from the resale of the securities by selling shareholders. The selling shareholders may resell all or a portion of the securities beneficially owned by them on any exchange or market on which the purchased securities are listed or quoted, on terms to be determined at the time of such sales. The selling shareholders also may make private sales directly or through a broker. Alternatively, any of the selling shareholders may offer securities purchased under this Prospectus through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling shareholders. The SEC may consider such selling shareholder or any person who receives fees to be an "underwriter," in which case any profit on the resale of the securities purchased by them could be deemed to be underwriting commissions or discounts under the Securities Act.

         If required at the time that a particular offer of shares is made, a supplement to this Prospectus will be delivered that describes any material arrangements for the distribution of shares and the terms of the offering, including the names of any underwriters, brokers, dealers or agents and any discounts, commissions or concessions and other items constituting compensation from the selling shareholder.

         Selling shareholders may also offer and sell shares of Class A Common Stock covered by this Prospectus under exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 144 under the Securities Act.

         In addition, this Prospectus also covers up to 400,000 shares which may be issued from time to time to satisfy our contingent issuance obligations arising from acquisition agreements for the last two years. We will not receive any of the proceeds from the issuance of the securities to those individuals with whom Precept has entered into such acquisition agreements.

                                  LEGAL MATTERS

         Certain legal matters with respect to the validity of the Class A Common Stock to be offered hereby will be passed upon by Jackson Walker L.L.P.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at June 30, 1999 and 1998, and for each of the three years in the period ended June 30, 1999, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                         PRECEPT BUSINESS SERVICES, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


     DESCRIPTION                                                                               PAGE

Report of Independent Auditors...............................................................   F-1

Consolidated Balance Sheets at June 30, 1999 and 1998........................................   F-2

Consolidated Statements of Operations for the years ended June 30, 1999, 1998 and 1997.......   F-3

Consolidated Statements of Cash Flows for the years ended June 30, 1999, 1998 and 1997.......   F-4

Consolidated Statements of Changes in Shareholders' Equity for the three year period
     ended June 30, 1999.....................................................................   F-5

Notes to Consolidated Financial Statements...................................................   F-6

                              REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
Precept Business Services, Inc.

         We have audited the accompanying consolidated balance sheets of Precept Business Services, Inc., as of June 30, 1999 and 1998, and the related consolidated statements of operations, cash flows, and changes in shareholders' equity for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Precept Business Services, Inc. at June 30, 1999 and 1998, and the consolidated results of its operations, cash flows and changes in shareholders' equity for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.



                                           ERNST & YOUNG LLP

Dallas, Texas
September 10, 1999

                                 PRECEPT BUSINESS SERVICES, INC.
                                   CONSOLIDATED BALANCE SHEETS


                                                                                           June 30,
                                                                               -------------------------------
                                                                                    1999              1998
                                                                               -------------     -------------

                                                  ASSETS

Current assets:
   Cash and cash equivalents...........................................        $        -        $   2,291,303
   Trade accounts receivable, net of $722,000 and $404,000 allowance
       for doubtful accounts, respectively.............................           19,791,669        15,595,234
   Accounts receivable from affiliates.................................            1,053,712         1,186,908
   Other accounts receivable...........................................            1,544,920         1,609,529
   Inventory...........................................................            4,815,228         5,133,484
   Other current assets................................................              785,246           805,151
   Income taxes refundable.............................................              936,548              -
   Deferred income taxes                                                             797,666           499,264
   Net assets of discontinued operations...............................                 -            1,115,125
                                                                               -------------     -------------
       Total current assets............................................           29,724,989        28,235,998

Property and equipment, net............................................           11,009,195         5,751,487
Intangible assets, net.................................................           43,368,313        19,558,050
Deferred income taxes..................................................            1,009,849         1,102,372
Other assets...........................................................            1,030,293         1,838,697
                                                                               -------------     -------------
       Total assets....................................................        $  86,142,639     $  56,486,604
                                                                               =============     =============

                                   LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable..............................................        $   8,421,736     $   5,844,671
   Accrued expenses....................................................            5,611,748         5,189,268
   Accrued compensation................................................            2,124,776         1,943,964
   Current portion of long-term debt...................................            3,918,733         1,421,477
                                                                               -------------     -------------
       Total current liabilities.......................................           20,076,993        14,399,380

Long-term debt.........................................................           37,138,018        20,084,756
Commitments and contingencies
Shareholders' equity:

   Preferred stock, $1.00 par value; 3,000,000 authorized shares,
       none issued.....................................................                 -                 -
   Class A Common Stock, $0.01 par value; 100,000,000 authorized shares and 8,876,680 and 6,870,126 issued shares in 1999
       and 1998, respectively..........................................               88,766            68,701
   Class B Common Stock, $0.01 par value; 10,500,000 authorized shares
       and 592,142 issued shares ......................................                5,921             5,921
   Additional paid-in-capital..........................................           39,717,113        23,515,022
   Retained earnings (accumulated deficit).............................           (9,673,097)       (1,395,905)
                                                                               -------------     -------------
                                                                                  30,138,703        22,193,739
   Class A treasury stock - 148,636 and 68,406 shares, respectively               (1,211,075)         (191,271)
                                                                               -------------     -------------
       Total shareholders' equity......................................           28,927,628        22,002,468
                                                                               -------------     -------------
           Total liabilities and shareholders' equity..................        $  86,142,639     $  56,486,604
                                                                               =============     =============

          See accompanying notes to consolidated financial statements.

                               PRECEPT BUSINESS SERVICES, INC.
                           CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                              Year Ended June 30,
                                                                  ------------------------------------------------
                                                                      1999              1998             1997
                                                                  -------------     -------------    -------------
Revenues:
   Business products                                              $ 137,526,600     $ 113,536,213    $ 109,396,670
   Transportation services.................................          26,571,927         9,455,575        6,565,838
                                                                  -------------     -------------    -------------
                                                                    164,098,527       122,991,788      115,962,508

Costs and expenses:
   Cost of goods sold......................................         108,222,951        85,281,274       79,729,325
   Sales commissions.......................................          18,739,556        15,074,985       14,615,160
   Selling, general and administrative.....................          25,314,724        16,416,142       17,228,760
   Depreciation and amortization...........................           3,643,332         1,820,935        1,787,624
   Goodwill write-down and other non-recurring charges.....          14,283,000              -                -
   Non-recurring acquisition costs.........................             239,788           485,555             -
                                                                  -------------     -------------    -------------
                                                                    170,443,351       119,078,891      113,360,869
                                                                  -------------     -------------    -------------
Operating income (loss)....................................          (6,344,824)        3,912,897        2,601,639
Interest and other expense:
   Interest expense........................................           2,755,979         1,195,086          621,961
   Other expense (income)..................................            (191,009)          741,454           (4,211)
                                                                  -------------     -------------    -------------
                                                                      2,564,970         1,936,540          617,750
                                                                  -------------     -------------    -------------
Income (loss) from continuing operations
   before income taxes.....................................          (8,909,794)        1,976,357        1,983,889
Income tax provision (benefit).............................            (632,602)          790,544          828,098
                                                                  -------------     -------------    -------------
Income (loss) from continuing operations...................          (8,277,192)        1,185,813        1,155,791
                                                                  -------------     -------------    -------------

Discontinued operations:
   Loss from disposal of discontinued operations, net of
       applicable income taxes.............................                -                 -            (497,971)
   Loss from discontinued operations, net of applicable
       income taxes........................................                -             (467,392)      (3,341,111)
                                                                  -------------     -------------    -------------
   Loss from discontinued operations.......................                -             (467,392)      (3,839,082)
                                                                  -------------     -------------    -------------

Net income (loss)..........................................       $  (8,277,192)    $     718,421    $  (2,683,291)
                                                                  =============     =============    =============

Basic net income (loss) per share:
   Income from continuing operations.......................       $       (0.98)    $        0.18    $        0.19
   Loss from discontinued operations.......................                -                (0.07)           (0.63)
                                                                  -------------     -------------    -------------
   Net income (loss).......................................       $       (0.98)    $        0.11    $       (0.44)
                                                                  =============     =============    =============

   Basic weighted average shares outstanding...............           8,462,017         6,480,325        6,089,047

   Diluted weighted average shares outstanding.............           8,462,017         6,598,657        6,089,047

          See accompanying notes to consolidated financial statements.

                               PRECEPT BUSINESS SERVICES, INC.
                            CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                 Year Ended June 30,
                                                                --------------------------------------------------
                                                                      1999              1998             1997
                                                                ---------------   ---------------  ---------------
Cash flows from operating activities:
   Net income (loss)..........................................    $  (8,277,192)    $     718,421    $  (2,683,291)
   Adjustments to reconcile net income (loss) to net cash
       provided by (used in) operating activities:
       Depreciation and amortization..........................        3,643,332         1,820,935        1,787,624
       Write off of property and equipment, net...............             -                 -             408,245
       Goodwill write-down and other non-recurring charges....       14,283,000              -             150,477
       Loss from disposal of discontinued operations..........             -                 -             497,971
       Deferred income taxes..................................             -              104,269         (160,728)
       Changes in operating assets and liabilities, net of
           effects from acquisitions:
           Trade accounts receivable.........................          (100,935)         (483,981)       9,261,454
           Accounts receivable from affiliates...............           133,196          (683,337)            -
           Inventory.........................................         1,702,514        (1,902,976)        (575,567)
           Cost in excess of billings on uncompleted contracts,
                subcontracts payable and retainage...........              -                 -          (4,923,077)
           Other current assets..............................           172,120        (1,871,935)        (554,898)
           Income taxes refundable...........................          (936,548)          277,766         (277,766)
           Trade accounts payable............................           113,671          (822,560)         281,101
           Accrued compensation..............................           180,812           293,839         (132,523)
           Other assets and liabilities, net.................         2,454,669        (1,838,876)      (2,376,369)
                                                                  -------------     --------------   -------------
       Net cash provided by (used in) operating activities...        13,368,639        (4,388,435)         702,653
                                                                  -------------     --------------   -------------

Cash flows provided by (used in) investing activities:
   Acquisitions of businesses, including earnout payments.....      (24,776,169)       (7,086,000)      (1,185,575)
   Acquisition of property and equipment, net.................       (2,081,197)         (857,713)      (1,882,096)
   Sale of assets of discontinued operations.................         1,115,125         2,445,121             -
                                                                  -------------     -------------    -------------
       Net cash used in investing activities..................      (25,742,241)       (5,498,592)      (3,067,671)
                                                                  -------------     -------------    -------------

Cash flows provided by (used in) financing activities:
   Payments on long-term debt and other long-term liabilities.       (1,316,282)          (41,000)         286,237
   Issuance of common stock...................................             -                 -              30,900
   Capital contributions (dividend to shareholder), net.......             -                 -            (307,000)
   Purchase of treasury stock.................................         (999,201)             -                -
   Issuance (payments) of capital lease obligations...........       (2,736,740)          257,972          (82,642)
   Repayment of shareholder notes.............................             -              821,036             -
   Borrowings on revolving line of credit, net................       15,134,522         8,708,120        1,786,181
                                                                  -------------     -------------    -------------
       Net cash provided by financing activities..............       10,082,299         9,746,128        1,713,676
                                                                  -------------     -------------    -------------

Net decrease in cash and cash equivalents.....................       (2,291,303)         (140,899)        (651,342)
Cash and cash equivalents at beginning of year................        2,291,303         2,432,202        3,083,544
                                                                  -------------     -------------    -------------
Cash and cash equivalents at end of year......................    $        -        $   2,291,303    $   2,432,202
                                                                  =============     =============    =============

Supplemental disclosure:
   Cash paid for:
       Interest...............................................    $   2,744,883     $   1,195,086    $     621,961
       Income taxes ..........................................    $     367,241     $     790,543    $     828,098

           See accompanying notes to consolidated financial statements

                         PRECEPT BUSINESS SERVICES, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                 RETAINED
                                        CLASS A      CLASS B    ADDITIONAL       EARNINGS                       TOTAL
                                        COMMON       COMMON      PAID-IN       (ACCUMULATED                  SHAREHOLDERS'
                                         STOCK        STOCK      CAPITAL         DEFICIT)        OTHER         EQUITY
                                  --------------------------   ------------  --------------  ------------   --------------
Balance, June 30, 1996 .........  $     41,073  $     14,432   $ 17,569,547  $    2,238,229  $   (804,247)  $   19,059,034
   Exercise of stock
       options .................         5,384          -           233,576            -             -             238,960
   Issuance of shareholder
       notes ...................          -             -              -               -         (208,060)        (208,060)
   Distribution to
       shareholder of
       acquired subsidiary .....          -             -              -           (305,000)         -            (305,000)
   Net loss ....................          -             -              -         (2,683,291)         -          (2,683,291)
                                  ------------  ------------   ------------  --------------  ------------   --------------

Balance, June 30, 1997 .........        46,457        14,432     17,803,123        (750,062)   (1,012,307)      16,101,643

   Repayment of
       shareholder notes .......          -             -              -               -          821,036          821,036
   Contribution of
       retained earnings
       by shareholder of
       acquired subsidiary .....          -             -         1,364,264      (1,364,264)         -                -
   Acquisition of USTS .........        13,733          -         4,347,635            -             -           4,361,368
   Conversion of Class B
       to Class A Common
       Stock ...................         8,511        (8,511)          -               -             -                -
   Net income ..................          -             -              -            718,421          -             718,421
                                  ------------  ------------   ------------  --------------  ------------   --------------

Balance, June 30, 1998 .........        68,701         5,921     23,515,022      (1,395,905)     (191,271)      22,002,468
   Acquisition of
       subsidiaries ............        19,116          -        15,799,698            -             -          15,818,814
   Exercise of stock
       Options .................           476          -            20,127            -          (20,603)            -
   Repurchase of Class
       A common
       Shares ..................          -             -              -               -         (999,201)        (999,201)
   Cash payment for
       Fractional shares
       in reverse split ........          -             -            26,803            -             -              26,803
   Conversion of seller
       Notes ...................           473          -           355,463            -             -             355,936
   Net loss ....................          -             -              -         (8,277,192)         -          (8,277,192)
                                  ------------  ------------   ------------  --------------  ------------   --------------
Balance, June 30, 1999 .........  $     88,766  $      5,921   $ 39,717,113  $   (9,673,097) $ (1,211,075)  $   28,927,628
                                  ============  ============   ============  ==============  ============   ==============

          See accompanying notes to consolidated financial statements.

1. BUSINESS

         Precept Business Services, Inc. and its subsidiaries ("Precept" or the "Company") engage in business products distribution management and services and in executive chauffeured limousine, livery and courier services. The business products management business comprises arranging for the manufacture, storage, and distribution of business forms, computer supplies, advertising information and other related business products for mid- to large-sized corporate customers. Precept operates from offices throughout the United States. The transportation services are provided from locations in Texas, New York, New Jersey, Connecticut, Kentucky, Ohio and Michigan.

         PUBLICLY TRADED COMPANY

         In March 1998, Precept completed its acquisition of substantially all of the assets of U. S. Transportation Services, Inc. ("USTS"), a company whose common stock was publicly traded on the NASDAQ SmallCap Market ("NASDAQ"). As part of this acquisition, Precept listed its Class A common shares and its warrants to purchase Class A common shares for public trading with NASDAQ and issued 1,373,214 shares of its Class A Common Stock to USTS. Precept's Class A Common Stock trades under the NASDAQ symbol "PBSI."

         CONSOLIDATED FINANCIAL STATEMENTS

         The consolidated financial statements comprise the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         NAME CHANGE

         During the fourth quarter of fiscal year 1998, in connection with its strategic focus on being a consolidator in the business products and transportation services industries, the Company changed its name from Precept Investors, Inc. to Precept Business Services, Inc.

         PRO FORMA INFORMATION

         The pro forma information included in these financial statements and notes is unaudited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Significant accounting policies followed in the preparation of the consolidated financial statements are as follows:

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

         ACCOUNTING FOR ACQUISITIONS OF BUSINESSES

         The Company evaluates each business acquisition separately. For businesses acquired which have been or will be accounted for using the purchase method of accounting, the cost to acquire the business includes the current consideration and future contingent consideration, when earned, provided by the Company, debt assumed by the Company and direct acquisition costs. The aggregate acquisition cost is allocated to the net assets and liabilities of the business acquired based on the fair values of net assets and liabilities. Any amount not specifically allocated to an identified asset and liability is considered to be goodwill. The results of operations of the businesses acquired are included in the operating results of the Company from the dates of acquisition.

         For businesses acquired which have been or will be accounted for using the pooling method of accounting, the non-recurring acquisition costs incurred to acquire such businesses are charged to operating results in the period that such acquisition is consummated. The historical financial statements of the Company have been and will be restated for all periods presented to include the financial statements of the businesses acquired.

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid, interest-bearing instruments with an original maturity of three months or less to be cash equivalents.

         REVENUE RECOGNITION

         Revenue is recognized when the Company ships goods or provides transportation services to its customer. For items shipped directly to the customer from the vendor, the Company recognizes revenue when the Company receives notification that the vendor has shipped goods to the customer. For certain customers, the Company enters into a business products management agreement under which the customer asks the Company to hold and manage customized products that the customer has ordered. Under this arrangement, the Company generally recognizes the revenue at the time the goods are received in its warehouse, which also represents the time that title passes to the customer.

         Concentration of credit risk with respect to trade accounts receivable is limited due to the large number of customers and their geographic dispersion across the United States. The Company performs periodic credit evaluations of its customers and does not require collateral. Historically, the Company has not experienced significant losses related to individual customers or groups of customers in any particular industry or geographic area. The effects of returns, discounts and other incentives are estimated and recorded at the time of shipment. Damaged or defective products may be returned to the Company for replacement or credit. An allowance is maintained at a level that management believes is sufficient to cover potential credit losses, including damaged, defective and returned products and discounts, on trade accounts receivable.

         The allowance for doubtful accounts was $722,000, $404,000 and $599,000 as of June 30, 1999, 1998 and 1997. The net change in the allowance for doubtful accounts was charged to operations. No customer accounted for more than 10% of the Company's revenue in 1999, 1998 or 1997.

         INVENTORY

         Inventory consists of products held for resale and is valued at the lower of cost or market; cost is determined on first-in first-out and specific identification methods. Market value is determined based on replacement cost or net realizable value.

         PROPERTY AND EQUIPMENT

         Property and equipment are recorded at cost. The cost of property and equipment held under capital leases, primarily transportation equipment, is equal to the lower of the net present value of the minimum lease payments or the fair value of the leased property at the inception of the lease. Depreciation of property and equipment and amortization of capitalized leasehold rights are computed using the straight-line method over the estimated useful lives of the assets. Significant repairs or betterments, which extend the useful life of an asset, are capitalized and depreciated over the assets' remaining useful lives.

         LONG-LIVED ASSETS

         It is the Company's policy to periodically review the fair market value of its business operations and assess the operating performance and cash flows of its business operations. If based on such assessment, the Company identifies situations which indicate potential impairment or negative cash flow conditions, then the Company will evaluate the net carrying value of its long-lived assets, including goodwill and intangible assets, through an assessment of the estimated future cash flows related to such assets. In the event that assets are found to be carried at amounts which are in excess of estimated undiscounted net future cash flows, the assets will be adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets. As more fully described in Note 15, during the third quarter of 1999, the Company recognized a permanent impairment in value for goodwill and certain other long-lived assets. Based upon its most recent assessment, the Company does not believe an impairment of long-lived assets exists at June 30, 1999.

         INTANGIBLE ASSETS

         Goodwill represents the cost in excess of fair value of the net assets of companies acquired in purchase transactions. Goodwill is amortized using the straight-line method over periods ranging from 20 to 40 years. Other intangible assets represent amounts allocated to non-compete agreements and are amortized using the straight-line method over periods ranging from three to ten years.

         DEBT ISSUANCE COSTS

         Costs associated with obtaining and implementing the Company's revolver and term debt agreements are capitalized and amortized using the effective interest rate method over the terms of the related debt agreements.

         INTERNALLY DEVELOPED SOFTWARE

         Costs related to internally developed software such as supplies and internal general and administrative salaries, except for programmers and other employees directly associated with the projects, are expensed as incurred as a component of selling, general and administrative expenses. External costs and internal programming costs related to internally developed software such as outside programmers and consultants are capitalized and expensed over the expected useful life of the software, normally three to five years.

         INCOME TAXES

         The Company accounts for income taxes following the liability method. Deferred tax assets are recognized, net of any valuation allowance, for deductible temporary differences and tax net operating losses ("NOL") and tax credit carryforwards. Deferred tax expense represents the change in the deferred tax asset or liability balances. The Company periodically reviews the realizability of its deferred tax assets and, as needed, records valuation allowances when realizability of the deferred tax asset is not likely.

         STOCK BASED COMPENSATION

         The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value per share of the share at the date of grant. Because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company believes that the alternative fair value accounting for employee stock options requires the use of option valuation models that were not developed for use in valuing employee stock options.

         NET INCOME PER SHARE

         Net income per share is calculated in dual fashion - basic and diluted net income (loss) per share. Basic net income (loss) per share excludes dilution, is based on the number of shares actually outstanding, and is computed by dividing the income available to common shareholders by the weighted average number of shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The difference between the weighted-average number of common shares used for the calculation of basic net income (loss) per share and the weighted-average number of common shares used for diluted net income (loss) per share comprises the dilutive effect of the outstanding common stock options and common stock which would be issued upon the conversion of certain notes payable. However, the Company's warrants and a certain portion of the Company's convertible notes payable were not included in the computation of diluted net income (loss) per share as they would not have been exercised. Diluted net loss per share is not presented for fiscal year 1999 since the Company incurred a net loss from continuing operations.

         The weighted average number of outstanding common shares is calculated based on the historical timing of the common stock transactions, except that the historical number of shares have been retroactively restated for any shares issued in connection with businesses acquired as pooling of interests transactions. In addition, the Company's 3.15438 for 1 stock split in March 1998 and 1 for 7 reverse stock split in December 1998 have been retroactively reflected in the Company's historical financial statements.

         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values of Precept's financial instruments approximate the fair values of such instruments due either to the short-term nature of the instruments, the variable interest rate associated with the instruments, or the conversion features of the instruments. The Company's financial instruments include, but are not limited to, cash and cash equivalents, accounts receivable, notes receivable, accounts payable, and long-term debt.

         EXPENSE ALLOCATION TO DISCONTINUED AND CONTINUING OPERATIONS

         The Company allocates interest expense on its borrowings to discontinued and continuing operations proportionately based on net assets of each of the respective components. Interest expense allocated to discontinued operations was $150,278 in 1997. General corporate administrative expenses have not been allocated to discontinued operations.

         RECLASSIFICATIONS

         Certain reclassifications, none of which affect net income, have been made to the 1997 consolidated financial statements in order to conform to the 1999 and 1998 presentation.

3. ACQUISITIONS

         During fiscal year 1999, Precept acquired four business products distribution companies and five transportation service companies. All the acquisitions were accounted for using the purchase method of accounting. For these purchase acquisitions, the aggregate acquisition cost is allocated to the net assets acquired based on the fair value of such net assets. The operating results of such companies have been included in the Company's historical results of operations for all periods following the acquisition. The aggregate acquisition cost for such purchased businesses amounted to $40.7 million and consisted of $12.4 million in cash, funded by working capital and the Company's revolver line of credit, $12.3 million in seller notes and assumed debt, $0.2 million in mandatorily redeemable preferred stock and $15.8 million in Class A Common Stock. Four of the acquisitions completed during fiscal year 1999 include provisions for contingent purchase consideration in the event that the companies acquired exceed certain earnings hurdles during the three years following acquisition. Such contingent consideration is generally to be paid with shares of Class A Common Stock. In addition, five of the acquisitions completed during fiscal year 1999 provide for additional shares of Class A Common Stock to be issued in the event that the Class A shares used to acquire the businesses are sold below a certain share price level. During fiscal year 1999, approximately 250,000 shares of Class A Common Stock were deemed to be issued for such share price protection. During fiscal year 1999, the Company paid $0.1 million for contingent purchase consideration in connection with its business acquisitions.

         During fiscal year 1998, Precept acquired five business products distribution companies and four transportation companies. All the acquisitions except for two business products distribution companies were accounted for using the purchase method of accounting. For these purchase acquisitions, the aggregate acquisition is allocated to the net assets acquired based on the fair value of such net assets. The operating results of such companies have been included in the Company's historical results of operations for all periods following the acquisition. The aggregate acquisition cost for such purchased businesses, except USTS, amounted to $3.6 million and consisted of $0.4 million in cash, funded by working capital and the Company's revolving line of credit and $3.2 million in seller notes and assumed debt.

         The most significant of these acquisitions was Precept's purchase of U.S. Transportation Systems, Inc., a publicly traded company in the transportation services industry. On March 18, 1998, Precept issued 1,373,214 shares of its Class A Common Stock and 259,286 warrants to purchase Class A Common Stock for a total value of $4.4 million, assumed and repaid debt of $5.3 million and incurred $1.1 million in direct acquisition costs. Precept acquired five of the operating businesses of USTS that provided chauffeured limousine, livery and long haul trucking services based in New York, Michigan, Ohio, Northern Kentucky and the Carolinas. In June 1998, Precept sold its 75% interest in the long-haul trucking business, U.S. Trucking, Inc. ("U. S. Trucking") to the owners of the 25% minority interest in USTI in exchange for $0.2 million in cash and an interest bearing note receivable for $1.8 million, which note has been fully reserved. The purchase price has been allocated as follows: $12.8 million to goodwill, $0.9 million to accounts receivable, $6.4 million to long-term debt, $3.7 million to accounts payable and accrued liabilities and $0.8 million to other assets.

         In fiscal year 1998, the Company issued 877,791 shares of its Class A Common Stock with an aggregate fair market value at the respective dates of issuance of $18.3 million at the date of acquisition in order to acquire two business products distribution companies, InfoGraphix and MBF. These acquisitions have been accounted for using the pooling of interests method of accounting. The Company's consolidated financial statements give retroactive effect to the acquisitions of such companies for all periods presented.

         The following presents the separate results from continuing operations, for the years ended June 30, 1998 and 1997, of the Company (excluding the results of InfoGraphix and MBF prior to the dates on which they were acquired) and of InfoGraphix and MBF up to the dates on which they were acquired.

                                                        Year Ended June 30,
                                                  ------------------------------
                                                       1998             1997
                                                  -------------    -------------
Revenues:
  Company (excluding InfoGraphix and MBF)........ $  85,290,642    $  77,343,925
  InfoGraphix....................................    18,487,919       20,626,814
  MBF............................................    19,213,227       17,991,769
                                                  -------------    -------------
  Company........................................ $ 122,991,788    $ 115,962,508
                                                  =============    =============
Net income (loss):
  Company (excluding InfoGraphix and MBF)........ $     658,890    $     531,606
  InfoGraphix....................................       331,825          388,205
  MBF............................................       195,098          235,980
                                                  -------------    -------------
  Company........................................ $   1,185,813    $   1,155,791
                                                  =============    =============


         During fiscal year 1997, the Company completed the purchase of certain assets of two business forms distributors for a total of $0.9 million plus up to $6.3 million of contingent consideration based on the subsequent operating results over a five year period for one of the businesses acquired. The acquisitions were accounted for using the purchase method of accounting with the majority of the purchase price attributable to accounts receivable, inventory, equipment and goodwill. The transactions generated $0.3 million of goodwill in fiscal year 1997.

         The following table summarized the consideration for the purchase acquisitions completed and the fair value of the assets acquired.

                                                                       Year Ended June 30,
                                                         ----------------------------------------------
Purchase consideration:                                      1999               1998           1997
                                                         -------------     -------------    -----------
     Cash paid.......................................    $  12,391,000     $   5,735,000    $   908,000
     Amounts due sellers of acquired businesses......        2,060,000         1,168,000          -
     Common stock and warrants issued................       15,816,000         4,318,000          -
     Liabilities assumed.............................        9,908,000         3,911,000          -
     Other...........................................          527,000            60,000          -
                                                         -------------     -------------    -----------
Fair value of net assets acquired....................    $  40,702,000     $  15,192,000    $   908,000
                                                         =============     =============    ===========


                                                                       Year Ended June 30,
                                                         ----------------------------------------------
Allocation of fair value of net assets acquired:            1999              1998             1997
                                                         -------------     -------------    -----------
     Goodwill and intangible assets..................    $  32,898,000     $  15,154,000    $   274,000
     Accounts receivable.............................        4,096,000           878,000        400,000
     Property and equipment..........................        5,948,000         2,441,000          -
     Inventory and other assets and liabilities, net.       (2,240,000)       (3,281,000)       234,000
                                                         -------------     -------------    -----------
                                                         $  40,702,000     $  15,192,000    $   908,000
                                                         =============     =============    ===========


         The following table presents the pro forma results of continuing operations as if all the acquisitions described above had occurred at the beginning of each year presented, except that the goodwill write-down and non-recurring charges recorded in the third quarter of 1999 are excluded. Pro forma adjustments reflect additional amortization expense since the fair value of the assets acquired is amortized for a full year. Pro forma adjustments also reflect additional interest expense due to the related debt being outstanding for a full year. The income tax effect of the pro forma adjustments has also been reflected. These pro forma results are presented for comparative purposes only and do not purport to be indicative of what would have occurred had the businesses actually been acquired as of those dates or of results which may occur in the future.

                                                                       Year Ended June 30,
                                                         ------------------------------------------------
                                                             1999              1998             1997
                                                         -------------     -------------    -------------
     Total revenues..................................    $ 180,621,000     $ 185,453,318    $ 187,948,668
     Income before income taxes .....................    $   7,655,000     $   8,399,263    $  10,073,734
     Net income......................................    $   3,980,000     $   5,039,558    $   5,872,987
     Basic and diluted net income per share..........    $       0.43      $       0.54     $       0.63


         During the first quarter of fiscal year 2000, Precept has acquired one business products distribution company and one transportation company. Aggregate consideration for these transactions amounted to $5.4 million, paid $1.1 million in cash, $3.1 million in redemption value of mandatorily convertible preferred stock and $1.2 million in debt assumed. Assets with a preliminary aggregate fair value of $5.4 million were acquired with a preliminary allocation as follows:
$3.9 million to goodwill and intangible assets, $1.2 million to accounts receivable, $0.9 million to inventory, $0.3 million to property and equipment and $0.9 million (net) to other liabilities.

         If these acquisitions had been completed at the beginning of fiscal year 1999, the pro forma results of continuing operations would have been as follows: total revenue - $191.2 million; income before income taxes - $8.2 million; net income - $4.3 million and diluted net income per share - $0.46. This pro forma financial information includes adjustments for amortization, interest and income taxes.

         The pro forma financial information for the year ended June 30, 1999 would have been as follows if the goodwill write-down and non-recurring charges were included in the pro forma financial information.


                                                                           Acquisitions      Acquisitions
                                                                              through           through
                                                                           June 30, 1999   September 20, 1999
                                                                           -------------   ------------------
     Total revenues....................................................    $ 180,621,000    $ 191,205,000
     Loss before income taxes..........................................    $  (6,628,000)   $  (6,105,000)
     Net loss..........................................................    $  (6,898,000)   $  (6,626,000)
     Diluted net loss per share........................................    $       (0.74)   $       (0.71)

4. PROPERTY AND EQUIPMENT

         Property and equipment consists of the following:


                                                                                      June 30,
                                                                           ------------------------------
                                              Estimated Lives                   1999             1998
                                              ---------------              -------------    -------------
     Land                                                                  $     150,000    $     350,000
     Buildings                                15 to 40 years                   1,411,021        1,731,926
     Leasehold improvements                    1 to 10 years                   1,140,867          455,118
     Equipment and vehicles                    3 to 5 years                   15,383,941        7,020,965
     Capitalized leasehold rights              3 to 5 years                    1,368,557        1,353,279
                                                                           -------------    -------------
                                                                              19,454,386       10,911,288
     Accumulated depreciation and amortization                                 8,445,191        5,159,801
                                                                           -------------    -------------
                                                                           $  11,009,195    $   5,751,487
                                                                           =============    =============

5. INTANGIBLE ASSETS

         Intangible assets consist of the following:


                                                                                      June 30,
                                                                           ------------------------------
                                                                                1999             1998
                                                                           -------------    -------------
     Goodwill..........................................................    $  47,380,903    $  24,141,769
     Other.............................................................          569,579          569,579
                                                                           -------------    -------------
                                                                              47,950,482       24,711,348
     Accumulated amortization..........................................        4,582,169        5,153,298
                                                                           -------------    -------------
                                                                           $  43,368,313    $  19,558,050
                                                                           =============    =============

6. LONG-TERM DEBT

         Long-term debt consists of the following:


                                                                                       June 30,
                                                                           ------------------------------
                                                                                1999             1998
                                                                           -------------    -------------
     Revolving line of credit..........................................    $  31,100,000    $  15,965,478
     Note payable and long-term liability to shareholder...............          246,587          813,803
     Convertible notes payable to sellers..............................        3,285,195        2,114,435
     Mortgage and equipment notes payable..............................        4,330,840          317,813
     Capitalized lease obligations.....................................        1,405,848          960,261
     Other.............................................................          688,281        1,334,443
                                                                           -------------    -------------
                                                                              41,056,751       21,506,233
     Less current portion due within one year..........................        3,918,733        1,421,477
                                                                           -------------    -------------
     Long-term debt....................................................    $  37,138,018    $  20,084,756
                                                                           =============    =============

         REVOLVING LINE OF CREDIT

         The Company's revolving line of credit with its banks has $40.0 million available for borrowing by the Company for working capital and acquisition needs. At the Company's option, the line of credit bears interest at prime, 8.5% at June 30, 1999, or at LIBOR plus a maximum margin of 2.75%. The margin rate may be lower based on the Company's ratio of debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). As of June 30, 1999, the margin was 2.75%. The amount available under the revolving line of credit is determined based on a multiple of three times the trailing twelve months pro forma EBITDA. EBITDA is also adjusted for the historical EBITDA of acquired companies for the periods during the trailing twelve months that the acquired companies' results of operations are not included in our historical operating results. The operating results of acquired companies are also adjusted on a pro forma basis for interest, depreciation, amortization, owners' compensation and non-recurring charges. Two banks, Bank One, Texas, NA and Wells Fargo Bank, NA, participate in this revolving line of credit. The credit agreement provides for an increase of $10 million if new lenders join the banking group or existing lenders increase their levels of commitment. The credit agreement includes other customary covenants and conditions relating to the conduct and operation of the Company's business. Specifically, each quarter, the Company is subject to a 3:1 EBITDA to interest coverage ratio, to minimum net worth levels, and to limits on capital expenditures. In addition, acquisitions of companies with a purchase price greater than $7.5 million individually and $25.0 million on an aggregate annual basis requires approval from the banking group. At June 30, 1999, the Company had borrowed $31,100,000 from the banking group and had $8,900,000 available to borrow under the line of credit agreement. The Company borrowed such amounts at an average interest rate of 8.2%. The revolving line of credit also includes restrictions as to current ratios and debt service coverage as well as borrowing restrictions based upon accounts receivable, inventory and property and equipment. The line of credit is secured by substantially all of the assets of the continuing operations of the Company. The revolving line of credit is due and payable on March 31, 2002.

         LONG-TERM LIABILITY TO SHAREHOLDER

         The long-term liability to shareholder is a non-interest bearing separation obligation to a current shareholder and former director of the Company which is payable at $21,075 monthly through March 2001.

         CONVERTIBLE NOTES PAYABLE TO SELLERS

         The convertible notes payable are unsecured, bear interest at rates from 6.0% to 8.25% and require annual payments ranging from $0.1 million to $0.2 million through August 2003. The notes may be converted at the sellers' respective options into shares of the Company's Class A Common Stock at either the current market value of the stock or the price of the stock when the Company became publicly traded.

         MORTGAGE AND EQUIPMENT NOTES PAYABLE

         These notes are secured and bear interest at rates from 7.0% to 12.0% and require annual payments up to $0.3 million over the terms of the notes. Land, building and equipment with a net book value of approximately $8.5 million at June 30, 1999 are pledged as collateral for the notes.

         CAPITALIZED LEASE OBLIGATIONS

         Future minimum lease payments under the capital leases are as follows:
$0.8 million in 2000, $0.5 million in 2001 and $0.1 million in 2002. Such amounts exclude payments for interest of $0.1 million. Capitalized leasehold rights with a net book value of $0.5 million at June 30, 1999 are pledged as collateral under the lease agreements.

         DEBT REPAYMENT

         Future annual payments of principal on all long term debt for the five years ended June 30, 2004 are as follows: $4.0 million in 2000; $3.5 million in 2001; $0.9 million in 2002; $0.6 million in 2003 and $0.1 million in 2004.

         OTHER

         Included in other long-term debt and other long-term liabilities is one series of mandatorily redeemable convertible preferred stock with a redemption value of $0.2 million. This preferred stock is redeemable monthly, has a dividend rate of 6.0% and is convertible at the holder's option into Class A Common Stock at $30.00 per share. This preferred stock will be fully redeemed in April 2004. Also included in other long-term debt is a note payable for a stadium luxury suite.

7. INCOME TAXES

         The provision (benefit) for federal and state income taxes attributable to continuing operations consists of the following:


                                                                         Year Ended June 30,
                                                         ------------------------------------------------
                                                             1999              1998              1997
                                                         -------------     -------------    -------------
     Current.........................................    $    (632,602)    $     686,275    $     988,826
     Deferred........................................            -               104,269         (160,728)
                                                         -------------     -------------    -------------
                                                         $    (632,602)    $     790,544    $     828,098
                                                         =============     =============    =============

         The provision for income taxes from continuing operations varies from the statutory federal income tax rate as a result of the following:


                                                                         Year Ended June 30,
                                                         ------------------------------------------------
                                                              1999              1998             1997
                                                         -------------     -------------    -------------
     Statutory income tax expense (benefit) at
         statutory rate..............................    $  (3,029,330)    $     671,961    $     674,522
     State income tax expense, less federal benefit..         (470,437)           98,864          119,033
     Expenses treated differently for book and tax
         reporting purposes, primarily goodwill
         amortization................................        2,669,675           221,217          233,589
     Other - primarily difference between income
         taxes on S and C corporations for an
         acquired subsidiary.........................          197,490          (201,498)        (199,046)
                                                         -------------     -------------    ------------
     Income tax provision (benefit)..................    $    (632,602)    $     790,544    $     828,098
                                                         =============     =============    =============

         One of the Company's acquired subsidiaries was an S corporation, an entity that is not subject to federal income tax. If the operating results of such entity were subject to federal income tax, on a pro forma basis, the Company's net income (loss) would have been $939,638 and ($2,916,880), and the Company's diluted net income (loss) per share would have been $0.14 and ($0.48), respectively, for each of the years in the two-year period ended June 30, 1998.

         Temporary tax differences affected and categorized by financial statement line item are as follows:


                                                                                       June 30,
                                                                           ------------------------------
                                                                               1999              1998
                                                                           -------------    -------------
     Deferred tax assets:
         Valuation reserves............................................    $     922,526    $     124,187
         Asset book/tax basis difference...............................        1,009,848        1,276,302
         Accrued liabilities...........................................          512,413          838,419
                                                                           -------------    -------------
                                                                               2,444,787        2,238,908
         Valuation allowance                                                    (637,272)        (637,272)
                                                                           -------------    -------------
              Total deferred tax assets................................    $   1,807,515    $   1,601,636
                                                                           =============    =============

         The Company has a tax net operating loss of approximately $1.6 million generated in fiscal year 1999 that is expected to be carried back to fiscal year 1998 or utilized in fiscal year 2000.

8. EMPLOYEE BENEFIT PLANS

         Precept maintains a 401(k) plan that is available to qualified employees meeting certain eligibility requirements. Participants may contribute up to 15% of their compensation. On a discretionary basis, the Company may match up to 6% of the participants' compensation. For the Company's primary plan, the Company made no contributions in 1999, 1998 and 1997. Certain subsidiaries of the Company have, or had prior to acquisition, 401(k) plans that allow for voluntary pre-tax contributions by the employees and a matching contribution by the subsidiaries. For these plans, the subsidiaries made aggregate contributions of $30,264, $67,069 and $35,147 in 1999, 1998 and 1997, respectively.

9. SHAREHOLDERS' EQUITY

         STOCK SPLIT

         In November 1998, the Company's shareholders approved a 1 for 7 reverse stock split that was effected in December 1998. In March 1998, the Company's board of directors approved a 3.15438 for 1 stock split for the Class A and Class B Common Stock. The financial statements of the Company have been retroactively restated to reflect these stock splits.

         CLASS B COMMON STOCK

         All the outstanding shares of Class B Common Stock are held by the majority shareholder of the Company, who is also Chairman and director of the Company and an affiliated company, Affiliated Computer Services, ("ACS"). The shares of Class B Common Stock are convertible into Class A Common Stock at a one for one conversion ratio at the option of the Class B shareholder. The shares of Class B Common Stock have the right to ten votes per share for any matter to be voted on by the Company's shareholders.

         WARRANTS

         Warrants to purchase 259,286 shares of common stock were issued by Precept to replace USTS warrants previously outstanding. Each warrant allowed the holder to purchase one share of the Company's Class A Common Stock at a price of $26.74 per share. The warrants expired on August 26, 1999.

         1998 STOCK INCENTIVE PLAN

         In February 1998, the Company adopted its 1998 Stock Incentive Plan ("1998 Plan"). The plan authorized the grant of up to 857,143 shares of the Company's Class A Common Stock in the form of non-qualified stock options. Generally, options granted vest over a five-year period. The vesting period for options granted under the 1998 Plan is determined by the Company's Compensation Committee. The term of the options is at the discretion of the administrator, but not to exceed ten years. The following table presents the activity in the 1998 Stock Incentive Plan since its inception.

                                                               Year Ended June 30,
                                                            -------------------------
                                                                1999          1998
                                                            ------------   ----------
     Beginning balance...................................        14,286          -
     Stock options granted...............................       600,613        14,286
     Stock options terminated or cancelled...............      (114,579)         -
                                                            ------------   ----------
     Ending balance......................................       500,320        14,286
                                                            ===========    ==========


         Options granted under the 1998 Plan are exercisable at the market price at date of grant and, subject to employment, expire ten years from the date of grant, are not transferable other than on death, and are generally exercisable in full after five years. At June 30, 1999, 383 options were exercisable. The weighted-average exercise price for the outstanding stock options at June 30, 1999 is approximately $14.88.

         Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, the first year in which any significant number of options were granted: risk free interest rate of 6.0%, no dividends, volatility factor of 1.2 and weighted average life of the option equal to 5 years.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a realistic single measure of the fair value of its employee stock options. The weighted average fair value of the stock options granted during the year amounted to $3.8 million.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period of five years. The Company's pro forma net loss and net loss per share for 1999 would be as follows: net loss of $8.4 million; basic and diluted net loss per share of $(0.99).

         1996 STOCK OPTION PLAN

         In December 1996, the Company adopted the 1996 Stock Option Plan ("1996 Plan"). The plan authorizes the grant of up to 585,813 shares of the Company's Class A Common Stock in the form of non-qualified stock options. During January 1997, 538,408 options were granted with immediate vesting, and exercised for one share each of common stock at an exercise price of $0.441 per share. In April 1997, 46,414 options were granted, with immediate vesting, and an exercise price of $0.441 per share. These options were all exercised by June 30, 1999. In conjunction with the adoption of the 1998 Plan, the Company's board of directors decided that there would be no further grants of options under the 1996 Plan.

         RIGHT TO PURCHASE SHARES OF CLASS A COMMON STOCK

         On February 2, 1998, the Company's board of directors declared a dividend of one common share purchase right (a "Right") for each outstanding share of Precept's common stock. The dividend was made February 9, 1998 to the shareholders of record at the close of business on that date. Each Right entitles the registered holder to purchase from Precept one share of Precept Class A Common Stock at a price of $350.00, subject to adjustment. Class A Common Stock issued after such dividend also incorporates such Right. The terms of the Rights have been designed to provide the holders of the rights with anti-takeover defenses. As of June 30, 1999, no Rights have been exercised.

         CAPITAL TRANSACTIONS WITH SHAREHOLDER OF ACQUIRED SUBSIDIARY

         In 1997, one of the Company's acquired subsidiaries, which was an S corporation, distributed dividends to the former shareholder of the subsidiary. In addition, the retained earnings of such subsidiary at the date of acquisition have been recorded as a contribution to paid in capital as the shareholder of such S corporation is deemed to have distributed such earnings to himself and subsequently contributed such amount as paid in capital.

         CLASS A SHARES RESERVED FOR FUTURE ISSUANCE

         As of June 30, 1999, the Company had reserved approximately 16,500,000 shares of Class A Common Stock for future issuance for acquisitions of businesses, exercise of stock options, exercise of warrants, conversion of notes payable, conversion of stock rights and conversion of Class B Common Stock.

10. WEIGHTED AVERAGE SHARES OUTSTANDING

         The following table provides information to reconcile the basic and diluted weighted-average shares outstanding for the years ended June 30, 1999, 1998 and 1997.

                                                                            Year Ended June 30,
                                                               ------------------------------------------
                                                                  1999             1998           1997
                                                               -----------      -----------   -----------
Basic weighted average shares outstanding:
     Common shares, Class A and Class B, outstanding
         at the beginning of the period.............             7,393,862        6,089,047     5,550,633
     Common shares repurchased......................               (79,000)           -             -
     Common shares issued upon exercise of options..                45,415            -           538,414
     Common shares issued upon conversion of note
         receivable.................................                47,258            -             -
     Common shares used to acquire businesses during
         the period...............................               1,912,651        1,304,815         -
                                                               -----------      -----------   -----------
     Common shares, Class A and Class B, outstanding
         at the end of the period...................             9,320,186        7,393,862     6,089,047
                                                               ===========      ===========   ===========
     Weighted average number of common shares
         outstanding during the period based on the number
         of days outstanding........................             8,462,017        6,480,325     6,089,047
                                                               ===========      ===========   ===========


11. COMMITMENTS AND CONTINGENCIES

         LEASE COMMITMENTS

         The Company is obligated under non-cancelable operating leases for office space, warehouse space and equipment which expire at various times through 2007. Annual minimum lease commitments under these leases amount to $2.4 million in 2000, $2.3 million in 2001, $1.2 million in 2002, $1.1 million in 2003, $0.9 million in 2004 and $1.7 million thereafter. Total rent expense amounted to $3.1 million, $2.6 million and $2.9 million in 1999, 1998 and 1997, respectively.

         LITIGATION

         JOHN ALDEN LIFE INSURANCE CO. On January 25, 1996, we filed a collection action against John Alden Life Insurance Co. ("Alden"), currently pending in the United States District Court for the Southern District of Florida, for approximately $0.5 million in past due invoices. Alden has denied that it received any products and has refused to pay us on that basis. Alden and its affiliate, John Alden Systems Corp. have asserted a counterclaim against us alleging that one of our employees participated with an Alden employee in a plan to falsify sales to Alden. Alden sought approximately $9 million in damages. During the third quarter of fiscal year 1999, the Company learned that an insurance company for Alden paid $5 million to Alden for damages. Also during the quarter, John Alden Insurance dismissed its litigation claims against the individuals involved in this matter. Precept, Alden and certain other parties to the litigation and an insurance carrier agreed to a settlement whereby all claims will be dismissed and Precept will receive $0.2 million.

         MBF AND PEREGRINE LITIGATION. On February 16, 1999, substantially all of the sales force, management and employees of MBF and Mail/Source, Inc. joined Peregrine Corporation ("Peregrine"), a competitor that was founded and funded by these same individuals. During the third quarter of fiscal year 1999, Precept sued Peregrine and seven former officers of MBF Corporation for damages. This lawsuit was filed in the Judicial District, Ouachita Parish, Division C, State of Louisiana. The Company and Peregrine entered into negotiations to settle this litigation; however, a settlement that was satisfactory to the Company and Peregrine was not reached. The Company resumed the litigation efforts against Peregrine and the seven former officers of MBF Corporation.

         OTHER MATTERS. In addition to the foregoing, we are subject to certain other legal proceedings, claims, and disputes which arise in the ordinary course of business. While we have no reason to believe that any pending claims are material, there can be no assurance that such claims, if adversely determined, will not have a material adverse effect on our business, financial condition, results of operations or liquidity.

12. SEGMENT INFORMATION

         The Company operates principally in the business products and transportation industry segments. Operations in the business products segment involves arranging for the manufacture, storage and distribution of business forms, computer supplies, advertising information and other related business products for mid- to large- sized corporate customers. Operations in the transportation segment primarily involve chauffeured limousine, livery and courier services. Total revenue by industry includes both sales to unaffiliated customers, as reported in the Company's consolidated statements of operations, and intersegment sales, which are eliminated in the Company's consolidated financial statements. Intersegment sales included in operating profits below were $16,773, $20,075 and $25,028 for the business products segment and $396,789, $177,723 and $220,363 in the transportation services segment for the years ended June 30, 1999, 1998 and 1997, respectively.

         In computing operating income (loss), none of the following items have been added or deducted: general corporate expenses (these expenses were included in the computation of Corporate and Other operating income (loss)), interest expense, income taxes and loss from discontinued operations. Depreciation expense and capital expenditures for each fiscal year by segment are shown below. Identifiable assets by industry segment are those assets that are used in the Company's operations in each industry. Corporate assets are principally certain investments and net assets of discontinued operations.

         Segment data as of and for each of the three years ended June 30, 1999 is as follows:


                                                                         Year Ended June 30,
                                                         ------------------------------------------------
                                                            1999              1998             1997
                                                         --------------    --------------   -------------
     Operating income (loss):

         Business products.........................      $   1,139,863     $   3,893,954    $   2,428,637
         Transportation ...........................         (2,479,290)          315,572         (116,271)
         Other and corporate.......................         (5,005,397)         (296,629)         289,273
                                                         -------------     -------------    -------------
              Total operating income (loss)........      $  (6,344,824)    $   3,912,897    $   2,601,639
                                                         =============     =============    =============
     Depreciation and amortization:................
         Business products.........................      $   1,326,842     $   1,387,548    $   1,336,099
         Transportation ...........................          2,174,192           412,194          414,717
         Other and corporate.......................            142,298            21,192           36,808
                                                         -------------     -------------    -------------
              Total depreciation and amortization..      $   3,643,332     $   1,820,934    $   1,787,624
                                                         =============     =============    =============
     Capital expenditures:
         Business products.........................      $     475,998     $     184,495    $   1,804,146
         Transportation...........................           1,605,199           673,218           77,950
         Other and corporate.......................                  -                 -                -
                                                         -------------     -------------    -------------
              Total capital expenditures...........      $   2,081,197     $     857,713    $   1,882,096
                                                         =============     =============    =============
     Identifiable assets:
         Business products.........................      $  47,619,610     $  37,978,428    $  31,034,819
         Transportation............................         36,411,638        15,944,523        1,247,953
         Other and corporate.......................          2,111,391         2,563,653        5,008,774
                                                         -------------     -------------    -------------
              Total identifiable assets............      $  86,142,639     $  56,486,604    $  37,291,546
                                                         =============     =============    =============


13.  DISCONTINUED OPERATIONS

         In February 1997, the Company decided to reduce its investment in Precept Builders, Inc. ("Builders") and to sell the majority of the assets of Precept Holdings, Inc. ("Holdings"), the two subsidiaries that performed real estate and related construction activities.

         The Company owned 810 shares of Builders' common stock, making it an 81% shareholder of Builders. Effective March 31, 1997, the Company obtained additional 1,000 shares, increasing its ownership to 90.5%, in exchange for a contribution of capital of approximately $2.3 million. During 1998, Builders sold 100,000 shares to the majority shareholder of the Company, diluting the Company's ownership percentage to 1.8%. Consequently, the Company recorded the net assets of Builders at the estimated expected value remaining at the disposal date, which is zero.

         During fiscal year 1998, the Company disposed of the majority of the assets of Holdings. These assets included one condominium, a ranch, land and building, and an investment in a restaurant. The condominium, land and building and restaurant investment were sold to the majority shareholder of the Company during fiscal year 1998 and the first quarter of fiscal year 1999. The sales prices were equal to the carrying value of the assets at June 30, 1997 and the assets were sold for cash. The ranch was also sold for cash during fiscal year 1998 to a company owned by the majority shareholder, the chief executive officer and the chief operating officer of Precept.

         Following is a summary of the net assets and results of operations of the two entities, which have been reported as discontinued operations for all periods presented in the consolidated balance sheets and the consolidated statements of operations. The net assets of the discontinued operations as of June 30, 1998 and 1997, exclude amounts related to Builders, as described above.

                                                                                      June 30,
                                                                           ------------------------------
                                                                              1998             1997
                                                                           -------------    -------------
     Accounts receivable and unbilled work.........................        $           -    $           -
     Other current assets..........................................                    -                -
     Land, property and equipment, net.............................                    -        1,115,125
                                                                           -------------    -------------
         Total assets..............................................                    -        1,115,125
     Accounts payable and other accrued expenses...................                    -                -
     Non-current liabilities.......................................                    -                -
                                                                           -------------    -------------
         Net assets of discontinued operations.....................        $           -    $   1,115,125
                                                                           =============    =============

                                                                                 Year Ended June 30,
                                                                           ------------------------------
                                                                                1998             1997
                                                                           -------------    -------------

     Revenue  .....................................................        $     127,279    $  82,661,862
     Costs and expenses............................................              940,806       86,002,973
     Loss from disposal............................................                    -         (497,971)
                                                                           -------------    -------------
     Loss before income taxes......................................             (813,527)      (3,839,082)
     Income tax benefit............................................             (346,135)               -
                                                                           -------------    -------------
     Net loss from discontinued operations.........................        $    (467,392)   $  (3,839,082)
                                                                           =============    =============

         A federal net operating loss ("NOL") carryforward of $2.9 million was generated by discontinued operations during fiscal 1998 and 1997. A deferred tax asset of $1.4 million attributable to discontinued operations applicable to this NOL has been fully reserved with a valuation allowance due to the uncertainty of the use of the asset to offset future taxable income of discontinued operations.

14.  TRANSACTIONS WITH AFFILIATES AND SHAREHOLDERS

         SPIN-OFF FROM ACS

         On June 30, 1994, the Company's common stock was distributed in a tax-free spin-off on a pro rata basis to the shareholders of the Company's former parent, ACS. The financial statements of the Company at the time of the spin-off reflected the financial position and results of the combined businesses on a historical cost basis. As a result of the spin-off from ACS, Precept and ACS entered into a Reciprocal Services Agreement ("Services Agreement"), as discussed below.

         SERVICES AGREEMENT WITH ACS

         Under terms of the Services Agreement, Precept sells business forms and supplies and provides courier and administrative services at prices that result in an average gross margin that must be comparable to the average gross margin realized by the Company from its other significant customers. Revenues for services provided to ACS under this agreement were $5.4 million, $4.3 million and $5.4 million in 1999, 1998 and 1997, respectively. Amounts due from ACS were $0.9 million and $1.1 million at June 30, 1999 and 1998, respectively. In addition, the Company purchases certain general and administrative services, including data processing, from ACS. Except for the rental of office space and data processing support for its courier business, Precept discontinued purchasing such services in the fourth quarter of fiscal year 1998. Precept incurred expenses of $0.3 million, $0.3 million and $0.4 million from ACS for these services in 1999, 1998 and 1997, respectively.

         TRANSACTIONS WITH VENDORS OWNED BY RELATED PARTIES

         During fiscal year 1999, 1998 and 1997, the Company purchased goods and services amounting to $1.4 million, $1.1 million and $1.1 million, respectively, at prices which management considered to be arms-length fair market values, from companies which were owned by family members of certain key shareholders and members of executive management.

         LOANS TO CERTAIN EXECUTIVES

         During the fiscal year ended June 30, 1996, the Company lent certain senior executives $0.8 million to be used exclusively to purchase the Company's stock from selling shareholders. The shareholder notes were paid down to $0.6 million as of June 30, 1997 and were fully repaid in fiscal year ended June 30, 1998.

         In conjunction with the purchase of Class A Common Stock and with the exercise of stock options under the Company's stock option plan, a note receivable, with recourse, was issued by the Company for the purchase of the Company's stock by certain executives. As of June 30, 1997, such shareholder notes were classified as a reduction of shareholders' equity. Such shareholder notes were repaid during the fiscal year ended June 30, 1998.

         CLASS B COMMON STOCK

         Precept's Class B Common Stock is held exclusively by the major shareholder and is entitled to vote at 10 votes for each share held. Class A Common Stock receives one vote on matters subject to a vote of the shareholders. During fiscal year 1998, the major shareholder converted 851,142 shares of Class B Common Stock into an equal number of shares of Class A Common Stock.

         SALE OF LAND, BUILDING AND INVESTMENT IN RESTAURANT

         During September 1998, Holdings completed the sale of land and building and its investment in a restaurant business to its majority shareholder for $1.1 million in cash. The property and equipment for such operations were classified as net assets of discontinued operations at June 30, 1998.

         LEASE OF RANCH

         Precept was a party to a five-year lease for a limited use of a ranch that is owned by a company controlled by the Company's majority shareholder, its former chief executive officer and its chief operating officer. This ranch was previously owned by Holdings and was sold in November 1997 for $1,200,000. Precept was liable for variable monthly lease payments of approximately $10,000 during the lease term. In August 1999, the lease was terminated.

         PROXIES

         The majority shareholder has received the proxies of the former chief executive and the chief operating officer of the Company whereby the majority shareholder controls the votes that may be cast with shares owned by the two officers. Such proxies continue until the majority shareholder's death or his disability, whichever event occurs first.

         TRANSACTIONS WITH FORMER DIRECTOR AND USTS FORMER CHAIRMAN

         Subsequent to the USTS acquisition, Precept entered into a separation agreement and general release with USTS' former chairman that included his resignation from Precept's board of directors in exchange for monthly payments of $21,075 through March 2001. In July 1998, Precept sold the owned and leased buses of one of its businesses to USTS' former chairman in exchange for a reduction of $0.6 million in Precept's note payable to him. These events were considered in the allocation of the purchase price from the acquisition of USTS.

15.      GOODWILL WRITE-DOWN AND OTHER NON-RECURRING CHARGES

         In the third quarter of fiscal year 1999, Precept recorded goodwill write-down and other non-recurring charges totaling $14.3 million relating to matters and events which occurred during the third quarter of fiscal year 1999. The significant components are described below.

         GOODWILL

         Precept received formal notification from Ford Motor Company that the contract for employee bus shuttle service would not be renewed after June 30, 1999. As a result, Precept evaluated the undiscounted cash flows that will be generated by the remaining operations at its Dearborn, Michigan location. The Company determined that the cash flows were less than the carrying amount of the net book value of the intangible assets for this location. As a result, the Company wrote off the amount, $7.4 million, by which the net book value of the intangible assets exceeded the discounted cash flows expected to be generated by the operations in Dearborn.

         MBF

         On February 16, 1999, substantially all of the management, sales force and employees of MBF and Mail/Source, Inc. resigned from the Company to join a competitor, Peregrine, that had been founded and funded by the same individuals. In response to this departure, Precept has sued Peregrine and the former legal officers of MBF for damages. Precept continues to pursue its litigation for damages while also discussing potential financial settlements. As a result of this departure, Precept is in the process of closing and selling its sales offices and warehouses, collecting outstanding accounts receivable, selling inventories and settling its remaining trade, lease, tax and other obligations. As part of this effort, Precept recorded

$2.6 million of asset write-downs and other charges expected to be incurred in connection with winding down the operations of MBF. These charges include expected losses on the sale of inventories and of land and buildings, expected losses on the collection of accounts receivable, remaining lease obligations, litigation costs, termination costs, and other liabilities.

         OTHER

         During the third quarter of 1999, Precept recorded $4.3 million of non-recurring charges. These included an investment of $0.5 million in the preferred stock of an entertainment company which was written down to zero value to reflect management's estimate of the recoverability of its investment due to financial difficulties and financial restructuring of the entertainment company. As part of the ongoing litigation with John Alden Insurance Company, Precept adjusted the value of its trade receivable by $0.5 million to reflect the expected settlement of the litigation. The Company also wrote down the value of certain notes receivable by $0.5 million to their expected net realizable value. Inventory and trade accounts receivable valuation reserves were increased by $0.9 million. The Company increased its health claim reserve by $0.8 million based on health claim payment trends during the third quarter of 1999. Other reserves and liabilities increased by $1.1 million to address various matters and events that occurred during the third quarter of 1999.

         During the fourth quarter of 1999, the Company used $0.7 million of cash to satisfy certain liabilities and reserves described above.

==============================================================================

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT MADE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PRECEPT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE COMMON STOCK OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PRECEPT SINCE SUCH DATE.

                                 ---------------



                                TABLE OF CONTENTS

                                                                        PAGE
Where You Can Find More Information...................................    2
Prospectus Summary....................................................    3
Risk Factors..........................................................    6
Use of Proceeds.......................................................   12
Dividend Policy.......................................................   12
Price Range of Common Stock...........................................   12
Selected Consolidated Financial Data..................................   14
Management's Discussion and Analysis of Financial Condition and
  Results of Operations...............................................   16
Business .............................................................   25
Management............................................................   32
Certain Relationships and Related Transactions........................   38
Principal and Selling Shareholders....................................   40
Description of Securities.............................................   43
Shares Eligible for Future Sale.......................................   48
Plan of Distribution..................................................   49
Legal Matters.........................................................   49
Experts...............................................................   49
Index to Financial Statements.........................................  F-1

                                 ---------------

==============================================================================


==============================================================================


                                1,748,384 SHARES



                         PRECEPT BUSINESS SERVICES, INC.



                              CLASS A COMMON STOCK




                            ------------------------
                                   PROSPECTUS
                            ------------------------




                               November ____, 1999



==============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the expenses to be paid by us (other than underwriting compensation expected to be incurred) in connection with the offering described in this Registration Statement. All amounts are estimates, except the SEC Registration Fee and the Nasdaq SmallCap Market Listing Fee.



SEC Registration Fee.......................................... $ 180.58

Nasdaq SmallCap Market Listing Fee............................ $  7,500

Printing Costs................................................ $ 10,000

Legal Fees and Expenses....................................... $ 30,000

Accounting Fees and Expenses.................................. $ 10,000

Miscellaneous................................................. $ 20,000
                                                               ------------
Total ........................................................ $ 77,680.58
                                                               ============
*To be provided by amendment.


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under the Texas Business Corporation Act (the "TBCA"), a Texas corporation may in general indemnify a director or officer who was, is or is threatened to be made a named defendant or respondent in a proceeding by virtue of his position in the corporation if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of criminal proceedings, had no reasonable cause to believe his conduct was unlawful. Further, a Texas corporation may indemnify a director or officer in an action brought by or in the right of the corporation only if such director or officer was not found liable to the corporation, unless or only to the extent that a court finds him to be fairly and reasonably entitled to indemnity for such expenses as the court deems proper, within statutory limits.

         The Registrant's Restated Articles of Incorporation, as amended, provide that each person who (i) is or was a director, officer, employee or agent of Registrant or (ii) is or was serving at the request of Registrant as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation, partnership, joint venture, sole proprietorship, trust, or other enterprise or employee benefit plan (including the heirs, executors, administrators or estate of such person) shall be indemnified by the Registrant to the fullest extent that a corporation is required or permitted to grant indemnification to such person under the TBCA. Reasonable expenses incurred by a director, officer, employee or agent of the Registrant, who was, is or is threatened to be made a named defendant or respondent in a proceeding shall be paid or reimbursed by the Registrant, in advance of the final disposition of the proceeding, to the maximum extent permitted under the TBCA.

         Additionally, Registrant's Restated Articles of Incorporation, as amended, eliminate in certain circumstances the monetary liability of directors of Registrant for an act or omission in the director's capacity as a director. This provision does not eliminate or limit the liability for (i) a breach of a director's duty of loyalty to Registrant or its shareholders; (ii) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; (iv) an act or omission for which the liability of the director is expressly provided for by statute; or (v) an act related to an unlawful stock repurchase or payment of a dividend.

         The above discussion of the Registrant's Restated Articles of Incorporation, as amended, and Bylaws and of the TBCA is not intended to be exhaustive and is qualified in its entirety by the Restated Articles of Incorporation, as amended, and Bylaws and the TBCA.

         The Registrant carries directors' and officers' liability insurance which insures Registrant's directors and officers against liability for any "wrongful act" arising out of their position, and which is not reimbursable under the Registrant's Bylaws or which, if reimbursable, Registrant has not paid or is unable to pay. These provisions of the policy pertaining to officers and directors are also subject to several exclusions, including losses covered under other forms of insurance, losses occasioned by violations of governmental regulations and ordinances, losses for which insurance would be against public policy and others recited therein.

         The Registrant has entered into an Indemnification Agreement with each of its directors to provide indemnification for expenses incurred by such director, by reason of the fact that he is a director, in connection with certain lawsuits or proceedings. To be eligible for such indemnification, the director must have acted in good faith in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Additionally, the Registrant has agreed to indemnify each director against any amount which such director is legally obligated to pay relating to or arising out of any claim against such director because of any act, failure to act or neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which such director commits, suffers, permits or acquiesces in while acting in his capacity as a director or officer of the Registrant, or, at the request of the Registrant, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ITEM 15.      RECENT SALES OF UNREGISTERED SECURITIES.

         The following information relates to securities issued or sold by the Company within the last three years:

a.  STOCK OPTIONS GRANTED

         Pursuant to Precept's 1996 Stock Option Plan, on January 2, 1997, a total of 538,408 options, exercisable at $.441 per share, were granted to the following members of Precept's management: Douglas Deason, David Neely, Rusty Smith, Paul Cabra, Dennis McGlynn, Jeff Neely, Jill Deason, Trip Wyse, Scott Walker. The sale of securities were made in reliance upon Rule 701 which provides an exemption for offers and sales of securities pursuant to compensatory benefit plans and contracts relating to compensation.

      The sale of securities above were made in reliance upon Rule 701 which provides for exemption for offers and sales of securities pursuant to compensatory benefit plans and contracts relating to compensation and Section 4(2) of the Securities Act, which provides exemptions for transactions not involving a public offering to investors believed by the Company to be sophisticated business-persons and investors, and Regulation D, promulgated thereunder, as an offering only to accredited investors. The purchasers of securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The certificates representing the referenced shares of Common Stock bear restrictive legends stating that the shares are not to be offered, sold or transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption form such registration requirements.

b.  ACQUISITIONS

         During 1998 and 1999, we issued a total of 1,348,384 shares of unregistered Class A Common Stock to Stephen A. DiMarco, AAA Guaranteed On-Time Service, L.L.C., FineLine Business Forms, L.L.C., GBL Graphics, Inc., Robert Bazinet, Edward Curtis, and John J. Rose. We will not receive any of the proceeds from the sale of such shares. The selling shareholders received their shares of Class A Common Stock in connection with our acquisitions of the Ambassador Companies, AAA Guaranteed On-Time Service, L.L.C., FineLine Business Forms, L.L.C., and GBL Graphics, Inc.

         The Company, after determining the availability of the exemption from registration provided in Section 4(2) of the Securities Act, relied upon such exemption in connection with the afore-referenced issuances of its Common Stock. No underwriter participated in the issuances, nor did the Company pay any commissions with respect to these transactions. The investors had access to information concerning the Company, its financial condition, assets, management and proposed activities. In connection with the Company's reliance upon the exemption from registration provided in Section 4(2) of the Securities Act, the Company determined that (i) the Company's securities were acquired by the investors for their own account, for investment purposes only and not with a view towards distribution thereof, (ii) the investors had the ability to bear economically a total loss of their investment in the Company, (iii) the investors had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of an investment in the Company. The Company has impressed the stock certificates representing the referenced shares of Common Stock with a restrictive legend.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a) Exhibits:

     EXHIBIT      DESCRIPTION
         2.1      Agreement and Plan of Reorganization dated as of November 16,
                  1997 by and among U.S. Transportation Systems, Inc., Precept
                  Investors, Inc., and Precept Acquisition Company, L.L.C. (1)
         2.2      USTS Plan of Liquidation and Dissolution (1)
         2.3      Stock Purchase Agreement by and among Precept Business
                  Products, Inc., Precept Business Services, Inc., InfoGraphix,
                  Inc. and James Gorin (2)
         2.4      Stock Purchase Agreement dated as of June 13, 1998 by and
                  among the Company, Precept Business Products, Inc., MBF
                  Corporation, and J.D. Greco (3)
         2.5      Agreement and Plan of Merger dated as of September 1, 1998 by and among the Company, Creative Acquisition Corp.,
                  Creative, Edward Curtis and Robert Bazinet (4)
         2.6      Agreement and Plan of Merger dated as of August 26, 1998 by and among the Company, Precept Acquisition Corp., Southern
                  Systems Business Forms & Data Supplies, Inc., a South Carolina
                  corporation ("Southern") and each of the shareholders of
                  Southern (5)
         3.1      Amended and Restated Articles of Incorporation (1)
         3.2      Bylaws (1)
         4.1      Form of Precept Class A Common Stock Certificate (1)
         4.2      Form of Rights Agreement between Precept and Continental Stock
                  Transfer & Trust Co. (1)
         4.3      Form of Irrevocable Proxy granted to Darwin Deason by various
                  Precept Investors shareholders (1)
         5.1      Opinion of Jackson Walker L.L.P. (9)
        10.1      Form of Registration Rights Agreement by and among Precept
                  Investors, Inc., Michael Margolies, and The Margolies Family
                  Trust (1)
         10.2     Form of Employment Agreement by and between Precept Investors,
                  Inc. and Ron Sorci (1)
         10.3     Reciprocal Services Agreement (as amended), dated June 30,
                  1994, between Precept and ACS (1)
         10.4     First Amendment to Reciprocal Services Agreement, dated May 1,
                  1998, between Precept and ACS (6)
         10.5     Precept 1996 Stock Option Plan (1)
         10.6     Form of Executive Officers and Directors Indemnification
                  Agreement (1)
         10.7     Credit Agreement dated March 22, 1999 among Precept Business
                  Services, Inc. and Bank One Texas, N.A. as agent and First
                  Chicago Capital Markets, Inc. as Arranger (6)


                                    II-3

     EXHIBIT      DESCRIPTION

         10.8     Precept 1998 Stock Incentive Plan (1)
         10.9     Separation Agreement and General Release, dated July 20,
                  1998, by and among Precept Business Services, Inc. and
                  Michael Margolies (6)
         21       Precept Subsidiaries (7)
         23.1     Consent of Ernst & Young LLP (9)
         23.2     Consent of Jackson Walker L.L.P. (included in 5.1 above) (9)
         27.1     Financial Data Schedule (9)



(1) Previously filed as an exhibit to the Company's registration statement on Form S-4 (file no. 333-42689) and incorporated herein by reference.
(2)      Previously filed as an exhibit to the Company's Form 8-K dated April
         28, 1998.
(3) Previously filed as an exhibit to the Company's Form 8-K dated July 6, 1998.
(4) Previously filed as an exhibit to the Company's Form 8-K filed September 18, 1998.
(5) Previously filed as an exhibit to the Company's Form 8-K filed September 25, 1998.
(6) Previously filed as an exhibit to the Company's Form 8-K filed on April 13, 1999.
(7) Previously filed as an exhibit to the Company's Form S-4, dated October 20, 1999.
(8) Previously filed as an exhibit to the Company's Form 10-K for the fiscal year ended June 30, 1999.
(9)      Filed herewith.

(b)      Financial Statement Schedules: Not Applicable

ITEM 17.  UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

                  (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      to include any prospectus required by
                                    Section 10(a)(3) of the Securities Act of
                                    1933;

                           (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Dallas, State of Texas, on November 12, 1999.

                                       PRECEPT BUSINESS SERVICES, INC.


                                       By: /s/ Douglas R. Deason
                                          ----------------------------------
                                          Douglas R. Deason
                                          (Principal Executive Officer)




         In accordance with the requirements of the Securities Act of 1933, the registration statement was signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                      TITLE                                             DATE
/s/ Darwin Deason *            Director and Chairman of the Executive            November 12, 1999
-----------------------------  Committee of the Board
Darwin Deason


/s/ Douglas R. Deason          President, Chief Operating Officer and            November 12, 1999
-----------------------------  Director (Principal Executive Officer)
Douglas R. Deason


/s/ William W. Solomon, Jr.    Chief Financial Officer, Treasurer,               November 12, 1999
-----------------------------  Assistant Secretary and Director (Principal
William W. Solomon, Jr.        Financial and Accounting Officer)


/s/ J. Livingston Kosberg*     Director                                          November 12, 1999
-----------------------------
J. Livingston Kosberg


/s/ Sheldon I. Stein*          Director                                          November 12, 1999
-----------------------------
Sheldon I. Stein


/s/ Robert Bazinet*            Director                                          November 12, 1999
-----------------------------
Robert Bazinet


/s/ J. D. Greco*               Director                                          November 12, 1999
-----------------------------
J. D. Greco


               *By: /s/ William W. Solomon, Jr.
                   -----------------------------
                        William W. Solomon, Jr.
                           Attorney-in-fact

                                INDEX TO EXHIBITS


EXHIBIT      DESCRIPTION
  2.1        Agreement and Plan of Reorganization dated as of November 16,
             1997 by and among U.S. Transportation Systems, Inc., Precept
             Investors, Inc., and Precept Acquisition Company, L.L.C. (1)

  2.2        USTS Plan of Liquidation and Dissolution (1)

  2.3        Stock Purchase Agreement by and among Precept Business Products,
             Inc., Precept Business Services, Inc., InfoGraphix, Inc. and James
             Gorin (2)

  2.4 Stock Purchase Agreement dated as of June 13, 1998 by and among the Company, Precept Business Products, Inc., MBF Corporation, and
             J.D. Greco (3)

  2.5 Agreement and Plan of Merger dated as of September 1, 1998 by and among the Company, Creative Acquisition Corp., Creative, Edward
             Curtis and Robert Bazinet (4)

  2.6 Agreement and Plan of Merger dated as of August 26, 1998 by and among the Company, Precept Acquisition Corp., Southern Systems
             Business Forms & Data Supplies, Inc., a South Carolina corporation
             ("Southern") and each of the shareholders of Southern (5)

  3.1        Amended and Restated Articles of Incorporation (1)

  3.2        Bylaws (1)

  4.1        Form of Precept Class A Common Stock Certificate (1)

  4.2        Form of Rights Agreement between Precept and Continental Stock
             Transfer & Trust Co. (1)

  4.3        Form of Irrevocable Proxy granted to Darwin Deason by various
             Precept Investors shareholders (1)

  5.1        Opinion of Jackson Walker L.L.P. (9)

 10.1        Form of Registration Rights Agreement by and among Precept
             Investors, Inc., Michael Margolies, and The Margolies Family
             Trust (1)

 10.2        Form of Employment Agreement by and between Precept Investors,
             Inc. and Ron Sorci (1)

 10.3        Reciprocal Services Agreement (as amended), dated June 30,
             1994, between Precept and ACS (1)

 10.4        First Amendment to Reciprocal Services Agreement, dated May 1,
             1998, between Precept and ACS (6)

 10.5        Precept 1996 Stock Option Plan (1)

 10.6        Form of Executive Officers and Directors Indemnification
             Agreement (1)

 10.7        Credit Agreement dated March 22, 1999 among Precept Business
             Services, Inc. and Bank One, Texas, N.A. as agent and First
             Chicago Capital Markets, Inc. as Arranger (6)

 10.8        Precept 1998 Stock Incentive Plan (1)

 10.9 Separation Agreement and General Release, dated July 20, 1998, by and among Precept Business Services, Inc. and Michael Margolies (6)

 21          Precept Subsidiaries (7)

 23.1        Consent of Ernst & Young LLP (9)

--------------------------------------------------------------------------------

EXHIBIT      DESCRIPTION

 23.2        Consent of Jackson Walker L.L.P. (included in 5.1 above) (9)

 27.1        Financial Data Schedule (9)

(1) Previously filed as an exhibit to the Company's registration statement on Form S-4 (file no. 333-42689) and incorporated herein by reference.
(2)      Previously filed as an exhibit to the Company's Form 8-K dated April
         28, 1998.
(3) Previously filed as an exhibit to the Company's Form 8-K dated July 6, 1998.
(4) Previously filed as an exhibit to the Company's Form 8-K filed September 18, 1998.
(5) Previously filed as an exhibit to the Company's Form 8-K filed September 25, 1998.
(6) Previously filed as an exhibit to the Company's Form 8-K filed on April 13, 1999.
(7) Previously filed as an exhibit to the Company's Form S-4 filed on October 20, 1999.
(8) Previously filed as an exhibit to the Company's Form 10-K for the fiscal year ended June 30, 1999.
(9)      Filed herewith.